Exhibit 99.1

OBSIDIAN ENERGY LTD.

Annual Information Form

for the year ended December 31, 2024

February 24, 2025

Table of Contents

GLOSSARY OF TERMS	2
CONVENTIONS	3
ABBREVIATIONS	4
OIL AND GAS INFORMATION ADVISORIES	4
CONVERSIONS	5
EFFECTIVE DATE OF INFORMATION	5
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
GENERAL AND ORGANIZATIONAL STRUCTURE	8
DESCRIPTION OF OUR BUSINESS	9
CAPITALIZATION OF OBSIDIAN ENERGY	14
DIRECTORS AND EXECUTIVE OFFICERS OF OBSIDIAN ENERGY	16
AUDIT COMMITTEE DISCLOSURES	20
DIVIDENDS AND DIVIDEND POLICY	22
MARKET FOR SECURITIES	23
INDUSTRY CONDITIONS	24
RISK FACTORS	31
MATERIAL CONTRACTS	58
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	58
TRANSFER AGENTS AND REGISTRARS	59
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	59
INTERESTS OF EXPERTS	59
ADDITIONAL INFORMATION	60

APPENDIX A – RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Appendix A-1 – Report of Management and Directors on Reserves Data and Other Information

Appendix A-2 – Report on Reserves Data

Appendix A-3 – Statement of Reserves Data and Other Oil and Gas Information

APPENDIX B – MANDATE OF THE AUDIT COMMITTEE

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form.

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, C. B‑9, as amended, including the regulations promulgated thereunder.

"Annual Information Form" means this annual information form dated February 24, 2025.

“AER” means the Alberta Energy Regulator.

"Board" or "Board of Directors" means the board of directors of Obsidian Energy.

"Common Shares" means common shares in the capital of Obsidian Energy.

"Engineering Report" means the report prepared by GLJ Ltd. dated January 24, 2025, where they evaluated 100% of the oil, natural gas and natural gas liquids reserves of Obsidian Energy and the net present value of future net revenue attributable to those reserves effective as at December 31, 2024.

"Form 40-F" means our Annual Report on Form 40-F for the fiscal year ended December 31, 2024, filed with the SEC.

"GLJ" means GLJ Ltd., independent petroleum consultants of Calgary, Alberta.

"Gross" or "gross" means:

(a) in relation to our interest in production or reserves, our "company gross reserves", which are our working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of ours;

(b) in relation to wells, the total number of wells in which we have an interest; and

(c) in relation to properties, the total area of properties in which we have an interest.

"Handbook" means the Chartered Professional Accountant Canada Handbook, as amended from time to time.

"IFRS" means International Financial Reporting Standards, being the standards and interpretations issued by the International Accounting Standards Board, as amended from time to time. Canadian generally accepted accounting principles applicable to publicly accountable enterprises is determined with reference to Part I of the Handbook, which is IFRS.

”KPMG” means KPMG LLP, the independent auditors of the Company.

"MD&A" means management's discussion and analysis.

"Net" or "net" means:

(a) in relation to our interest in production or reserves, our working interest (operating or non-operating) share after deduction of royalty obligations, plus our royalty interests in production or reserves;

(b) in relation to our interest in wells, the number of wells obtained by aggregating our working interest in each of our gross wells; and

(c) in relation to our interest in a property, the total area in which we have an interest multiplied by the working interest we own.

"NI 51‑101" means National Instrument 51‑101 – Standards of Disclosure for Oil and Gas Activities.

"NYSE" means the New York Stock Exchange.

"NYSE American" means the NYSE American exchange.

"Obsidian Energy", the "Company", the "Corporation", "we", "us" or "our" each means Obsidian Energy Ltd., a corporation existing under the ABCA. Where the context permits or requires, these terms also include all of Obsidian Energy's Subsidiaries on a consolidated basis.

"OPEC" means the Organization of the Petroleum Exporting Countries.

"OTCQX" means the top tier of the OTC markets.

"SEC" means the United States Securities and Exchange Commission.

"Senior Secured Notes" means our previously outstanding guaranteed, secured senior notes.

"Senior Unsecured Notes" means our senior unsecured notes as described under the heading Capitalization of Obsidian Energy – Debt Capital – Senior Unsecured Notes".

"Shareholders" means holders of our Common Shares.

"Subsidiaries" has the meaning ascribed thereto in the Securities Act (Ontario) and, for greater certainty, includes all corporations and partnerships owned, controlled or directed, directly or indirectly, by Obsidian Energy.

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, C. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

"TSX" means the Toronto Stock Exchange.

"undeveloped land" and "unproved property" each mean a property or part of a property to which no reserves have been specifically attributed.

"United States" or "U.S." means the United States of America.

CONVENTIONS

Certain terms used herein are defined in the "Glossary of Terms". Certain other terms used herein but not defined herein are defined in NI 51‑101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51‑101.

All dollar amounts in this document are expressed in Canadian dollars, except where otherwise indicated. References to "$" or "Cdn$" are to Canadian dollars and references to "US$" are to United States dollars. On February 24, 2025, the exchange rate based on the noon rate as reported by WM/Refinitiv, was Cdn$1.00 equals US$0.7030.

All financial information herein has been presented in accordance with IFRS.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

bbl	barrel or barrels	GJ	Gigajoule
bbl/d	barrels per day	GJ/d	gigajoules per day
Mbbl	thousand barrels	Mcf	thousand cubic feet
MMbbl	million barrels	MMcf	million cubic feet
NGLs	natural gas liquids	Bcf	billion cubic feet
MMboe	million barrels of oil equivalent	Mcf/d	thousand cubic feet per day
Mboe	thousand barrels of oil equivalent	MMcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day	m3 MMbtu	cubic metres million British thermal units

Other
AECO	the Alberta benchmark price for natural gas.
BOE or boe	barrel of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one barrel of oil.
WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for oil of standard grade.
API	American Petroleum Institute.
API	the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
psi	pounds per square inch.
MM$	million dollars.
MW	megawatt.
MWh	megawatt hour.
CO2	carbon dioxide.

OIL AND GAS INFORMATION ADVISORIES

Where any disclosure of reserves data is made in this Annual Information Form (including the Appendices hereto) that does not reflect all of the reserves of Obsidian Energy, the reader should note that the estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

All production and reserves quantities included in this Annual Information Form (including the Appendices hereto) have been prepared in accordance with Canadian practices and specifically in accordance with NI 51‑101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by United States companies. Nevertheless, as part of Obsidian Energy's Form 40-F for the year ended December 31, 2024, filed with the SEC, Obsidian Energy has disclosed proved reserves quantities using the standards contained in SEC Regulation S-X, and the standardized measure of discounted future net cash flows relating to proved oil and gas reserves determined in accordance with the U.S. Financial Accounting Standards Board, "Disclosures About Oil and Gas Producing Activities", which disclosure complies with the SEC's rules for disclosing oil and gas reserves.

References in this Annual Information Form to land and properties held, owned, acquired or disposed by us, or in respect of which we have an interest, refer to land or properties in respect of which we have a lease or other contractual right to explore for, develop, exploit and produce hydrocarbons underlying such land or properties.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

CONVERSIONS

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By

Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbl	cubic metres	0.159
cubic metres	Bbl	6.293
Feet	metres	0.305
Metres	Feet	3.281
Miles	kilometres	1.609
Kilometres	miles	0.621
Acres	hectares	0.405
Hectares	acres	2.500
gigajoules (at standard)	mmbtu	0.948
mmbtu (at standard)	gigajoules	1.055
gigajoules (at standard)	Mcf	1.055

EFFECTIVE DATE OF INFORMATION

Except where otherwise indicated, the information in this Annual Information Form is presented as at the end of Obsidian Energy's most recently completed financial year, being December 31, 2024.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In the interest of providing our securityholders and potential investors with information regarding Obsidian Energy, including management's assessment of Obsidian Energy's future plans and operations, certain statements contained and incorporated by reference in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "budget", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "objective", "aim", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document and the documents incorporated by reference herein contain, without limitation, forward-looking statements pertaining to the following: the expected closing date and consideration in connection with the InPlay transaction; our three year growth plan; our updated syndicated credit facility and the possible reconfirmation, redetermination and term-out dates; details of our ongoing acquisition, disposition, farm-out and financing strategy; the maturity date of our Senior Unsecured Notes; our dividend policy; our expectations for the industry that we operated in for 2025 and beyond; our expectations regarding the operational and financial impact that climate change regulations in the jurisdictions in which we operate will have on us; our expectations regarding First Nation relations; our expectations on what our environmental programs will entail, how we expect to monitor and ensure compliance with our policies; our expectations in connection with decommissioning and reclamation; the belief that we have several low-cost opportunities to reduce our emissions profile; that the Corporation is unable to predict what additional legislation or amendment governments may enact in the future and what will need to be reported or remitted and in what time frame the possibility that we could faces increase in costs in order to comply with emissions legislation; that we are committed to mitigating the environmental impact from our operations, and to involving stakeholders throughout the exploration, development, production and abandonment process; that we will seek to drive improvement and to ensure compliance with our environmental policies; that we seek to communicate our commitment to environmental stewardship to our stakeholders in order to always be held accountable; that we continue to work cooperatively with governments to develop an approach to deal with climate change issues that protects the industry's competitiveness, limits the cost and administrative burden of compliance, and supports continued investment in the oil and gas sector; our belief that the trend towards heightened and additional standards in environmental legislation and regulation will continue and our expectation that we will be making increased expenditures as a result of the expansion of our operations and the adoption of new legislation relating to the protection of the environment; our assessment of the operational and financial impacts that certain risks factors could have on us and the value of our Common Shares should such risk factors materialize; the expected timing of our AER Order appeal; the quantity of our oil, natural gas liquids and natural gas reserves, the recoverability thereof, and the net present values of future net revenue to be derived from our reserves using forecast prices and costs, including the disclosure set forth in Appendix A-3 under "Statement of Reserves Data and Other Oil and Gas Information – Reserves Data"; the amount of royalties, operating costs, development costs, abandonment and reclamation costs and income taxes that we will incur in connection with the production of our reserves; our outlook for oil, natural gas liquids and natural gas prices; our expectations regarding future currency exchange rates and inflation rates; our expectations regarding funding the development of our reserves and impact if we failed to develop those reserves; our expectations regarding the timing for developing our proved undeveloped reserves and probable undeveloped reserves and the amount of future capital expenditures required to develop such reserves; our expectations regarding the significant economic factors and other significant uncertainties that could affect our reserves data; the number of net well bores, facilities and the length of pipeline in respect of which we expect to incur abandonment and reclamation costs and the total amount of such costs that we expect to incur and the timing thereof; the details of our exploration and development plans; our expectations for the capital program; the expected lands that will be surrendered unless we qualify them in some manner; our expectations regarding when we will be required to pay income taxes; our intention to continue to actively identify and evaluate hedging opportunities in order to reduce our exposure to fluctuations in commodity prices and protect our future cash flows and capital programs; and the nature of, effectiveness of, and benefits to be derived from, our future marketing arrangements and risk management strategies.

With respect to forward-looking statements contained or incorporated by reference in this document, we have made assumptions regarding, among other things: that the tariffs that have been publicly announced by the U.S. and Canadian governments (but which are not yet in effect) do not come into effect, but that if such tariffs do come into effect, the potential impact of such tariffs, and that other than the tariffs that have been announced, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; that the Company does not dispose of additional material producing properties other than stated herein; how liability management regulations in Alberta will impact our Company moving forward; the impact of regional and/or global health related events on energy demand and commodity prices; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; the impact (and duration, thereof) of the ongoing military actions between Russia and Ukraine and related sanctions on oil, NGLs, and natural gas prices; the Israeli Hamas conflict in the middle east and its impact on commodity markets; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of a pandemic or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; that we are able to move forward through the various reconfirmation, redetermination dates with the credit facility and pay the Senior Unsecured Notes at the maturity dates; the terms and timing of any anticipated asset dispositions or acquisitions; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on us, our Shareholders and other stakeholders; the economic returns anticipated from expenditures on our assets; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels and capital programs; future oil, natural gas liquids and natural gas production levels; the laws and regulations that we will be required to comply with, including laws and regulations relating to taxation, royalty regimes, emissions and environmental protection, and the continuance of those laws and regulations; that we will have the financial resources required to fund our capital and operating expenditures and requirements as needed; drilling results and the recoverability of our reserves; the estimates of our reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; expectations that continuous monitoring can lead to reducing emissions; the amount of royalties, operating costs, development costs, abandonment and reclamation costs and income taxes that we will incur in connection with the production of our reserves; future exchange rates, inflation rates and interest rates; future debt levels; future income tax rates; the amount of tax pools available to us; the cost of expanding our property holdings; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, such as weather (including weather related natural disasters such as wild fires, flooding and drought), infrastructure access and delays in obtaining regulatory approvals and third party consents; Indigenous relations and its impact on our operations and plans; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to reduce our exposure to commodity price fluctuations and counterparty risks through our risk management programs; the impact of increasing competition; our ability to obtain financing on acceptable terms, that our conduct and results of operations will be consistent with expectations; our ability to add production and reserves through our development and exploitation activities; if necessary; and that we will have the ability to develop our oil and gas properties in the manner currently contemplated. In addition, many of the forward-looking statements contained or incorporated by reference in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified in Appendix A-3 under "Statement of Reserves Data and Other Oil and Gas Information – Reserves Data" and "Statement of Reserves Data and Other Oil and Gas Information – Notes to Reserves Data Tables".

Although Obsidian Energy believes that the expectations reflected in the forward-looking statements contained or incorporated by reference in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included or incorporated by reference in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) negotiations between the U.S. and Canadian governments are not successful and one or both of such governments implements announced tariffs, increases the rate or scope of announced tariffs, or imposes new tariffs on the import of goods from one country to the other, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed by the U.S. on other countries and responses thereto could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company; the possibility that we are unable to execute some or all of our ongoing asset acquisition or disposition programs on favourable terms or at all, whether due to the failure to receive requisite regulatory or other third party approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; changes in our plans (including the three-year growth plan) regarding the implementation of new technologies, facilities replacement and construction, and operations based on key learnings and experience gained through the design and implementation of such plans; the impact that any government assistance programs could have on the Company in connection with, among other things, a pandemic and other regional and/or global health related events; the impact on energy demands due to regional and/or global health related events; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of a pandemic or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; the possibility that we will not be able to successfully execute our long-term plan (including the three-year growth plan) in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to us, our Shareholders and other stakeholders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued on favorable terms or at all, or that the Company and its stakeholders do not realize the anticipated benefits of any such transaction that is completed; the impact on energy demand and commodity prices of regional and/or global health related events and the responses of governments and the public to a pandemic; the risk that the significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally that has been caused by, among other things, the worldwide transition towards less reliance on fossil fuels persists or worsens; the risk that a pandemic adversely affects the financial capacity of the Company's contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our Senior Unsecured Notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our Senior Unsecured Notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities or Senior Unsecured Notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our Senior Unsecured Notes; the impact of weather conditions on seasonal demand; the risk that we will be unable to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents including from First Nations, as applicable; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the historical acquisitions discussed herein; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S., Europe and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets and transportation restrictions, including pipeline and railway capacity constraints; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks in jurisdictions in which we operate and the impact that such changes may have on us; changes in government regulation of the oil and natural gas industry, including environmental and emissions regulations; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including extreme cold during winter months, wild fires, flooding and drought; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for acquisitions, dispositions, joint ventures, partnerships and mergers; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including the historical dispositions, acquisitions, joint ventures and partnerships discussed herein; changes in taxation and other laws and regulations that affect us and our securityholders; the potential failure of counterparties to honour their contractual obligations; stock market volatility and market valuations; the ability of OPEC to control production and balance global supply and demand of oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; delays in exploration and development activities if drilling and related equipment is unavailable or if access to drilling locations is restricted; the impact of pipeline interruptions and apportionments and the actions or inactions of third party operators; the possibility that we breach one or more of the financial covenants pursuant to our agreements with the syndicated banks, and the holders of our Senior Unsecured Notes; and the other factors described under "Risk Factors" in this document and in Obsidian Energy's public filings available in Canada at www.sedarplus.ca and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained and incorporated by reference in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Obsidian Energy does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained and incorporated by reference in this document are expressly qualified by this cautionary statement.

GENERAL AND ORGANIZATIONAL STRUCTURE

General

Obsidian Energy is a corporation amalgamated under the ABCA. Obsidian Energy's head and registered office is located at Suite 200, 207 – 9th Avenue S.W., Calgary, Alberta, T2P 1K3.

Our Organizational Structure

The following diagram sets forth the organizational structure of Obsidian Energy and our material Subsidiaries as at the date hereof.

Obsidian Energy Ltd.
1647456 Alberta Ltd.
99.99%
Penn West Petroleum Inc.
Penn West Reece Acquisition Ltd.
1329813 Alberta Ltd.
1295739 Alberta Ltd.
0.01%
Upton Resources USA Inc.
Obsidian Energy Partnerhip

Note:

(1) Each of 1647456 Alberta Ltd., Penn West Reece Acquisition Ltd., 1329813 Alberta Ltd. and 1295739 Alberta Ltd. were incorporated, continued, formed or organized, as the case may be, under the laws of the Province of Alberta while Penn West Petroleum, Inc. was incorporated, under the laws of the State of Delaware, USA and Upton Resources U.S.A., Inc. was incorporated under the laws of the State of Montana, USA.

DESCRIPTION OF OUR BUSINESS

Overview

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets based in Western Canada. Obsidian Energy is a company based on disciplined, relentless passion for the work we do and resolute accountability to our Shareholders, our partners and the communities in which we operate. As at December 31, 2024, Obsidian Energy had 203 employees.

Reserves Data

See Appendices A-1, A-2 and A-3 for complete NI 51-101 oil and gas reserves disclosure for Obsidian Energy as at December 31, 2024.

General Development of the Business

The following is a description of the general development of Obsidian Energy's business over the last three completed financial years.

Year Ended December 31, 2022

Syndicated Credit Facility, Senior Secured Notes and Senior Unsecured Notes

On January 11, 2022, the Company announced an update to the syndicated credit facility, which resulted in the previously announced one-time adjustment to the syndicated credit facility to reduce our undrawn availability to $35 million, effective December 31, 2021, resulting in a new commitment amount of $366.8 million from the previous amount of $415.0 million. For further details, see the Company’s news release dated January 11, 2022 which is available on SEDAR+ at www.sedarplus.ca.

On January 18, 2022, the Company announced the reconfirmation of our syndicated credit facility by our lenders with no changes to our revolving period. On May 31, 2022, Obsidian Energy announced that the syndicated credit facility revolving period extended to July 15, 2022 to accommodate timing of debt refinancing. For further details, see the Company’s news releases dated January 18, 2022 and May 31, 2022, respectively, which are available on SEDAR+ at www.sedarplus.ca

On July 19, 2022, the Company announced a private placement of the Senior Unsecured Notes in the amount of up to $125 million. It also announced proposed new syndicated credit facilities to provide up to $225.0 million of available capacity. It further announced on July 27, 2022 that it had entered into an underwriting agreement to sell the Senior Unsecured Notes due July 27, 2027. In connection with the private placement of the Senior Unsecured Notes, the Company entered into a new $175.0 million revolving syndicated credit facility and a new $30.0 million non-revolving term loan (which was subsequently repaid in September 2022). With the net proceeds from the Senior Unsecured Notes and the initial draws on the new credit facilities, the Company repaid a portion of its outstanding debt, including all of the outstanding Senior Secured Notes. For further details, see the Company’s news releases dated July 19, 2022, July 27, 2022 and September 13, 2022, respectively, which are available on SEDAR+ at www.sedarplus.ca.

Board of Directors and Management Changes

On January 17, 2022, Cliff Swadling was promoted to Vice President, Operations. On January 31, 2022, Aaron Smith resigned from his position of Senior Vice President, Development. Ms. Shani Bosman joined the Board of Directors on May 4, 2022.

2022 Outlook and Guidance

On January 24, 2022, the Company announced our 2022 guidance, including a total of $143 to $149 million in capital expenditures, plus $14 million in decommissioning expenditures. The Company’s average production guidance for 2022 was also set at 29,100 to 30,100 boe/d. For further details, see the Company’s news release dated January 24, 2022, which is available on SEDAR+ at www.sedarplus.ca.

On April 12, 2022, the Company announced updated 2022 production guidance to 30,100 to 31,100 boe/d. The production guidance was further updated on May 4, 2022, to 30,300 to 31,300 boe/d For further details, see the Company’s news releases dated April 12, 2022 and May 4, 2022, respectively, which are available on SEDAR+ at www.sedarplus.ca.

On June 16, 2022, the Company announced an updated 2022 production range guidance of 31,500 to 32,500 boe/d based on an expanded capital development program, including a total of $295 to $305 million in capital expenditures and an additional $17 million in decommissioning expenditures. For further details, see the Company’s news release dated June 16, 2022, which is available on SEDAR+ at www.sedarplus.ca.

On November 8, 2022, the Company announced an updated 2022 production range guidance of 30,800 to 31,200 boe/d and an expanded capital development program, including a total of $320 to $330 million in capital expenditures and an additional $18 million in decommissioning expenditures. For further details, see the Company’s news release dated November 8, 2022, which is available on SEDAR+ at www.sedarplus.ca.

Obsidian Energy Announces Listing and Trading on the NYSE American

On January 26, 2022, the Company announced that the NYSE American had approved the listing of the Company’s common shares on the NYSE American stock exchange. The common shares began trading on the NYSE American on January 31, 2022, under the trading ticker symbol “OBE”. In association, trading of the Company’s common shares on the OTCQX market exchange was suspended at the end of trading on January 28, 2022. For further details, see the Company’s news release dated January 26, 2022, which is available on SEDAR+ at www.sedarplus.ca.

Year Ended December 31, 2023

Management Update

On February 22, 2023, Stephen Loukas was named President and Chief Executive Officer. For further details, see the Company’s news release dated February 22, 2023, which is available on SEDAR+ at www.sedarplus.ca.

2023 Guidance, Return of Capital and Reserves

On January 30, 2023, the Company announced our 2023 capital and production guidance, including a total of $260 to $270 million in capital expenditures, plus $26 to $28 million in decommissioning expenditures, the initiation of a normal course issuer bid (“NCIB”) and the Company’s reserve numbers for year-end 2022. The Company’s average production guidance for 2023 was set at 32,000 to 33,500 boe/d. For further details, see the Company’s news release dated January 30, 2023, which is available on SEDAR+ at www.sedarplus.ca.

On August 2, 2023, the Company announced updated 2023 production guidance to 31,500 to 32,500 boe/d, capital guidance to $255 million to $265 million, plus $26 to $28 million in decommissioning expenditures. On November 9, 2023, the Company announced updated 2023 production guidance to 32,000 to 32,500 boe/d, capital guidance at $300 million, plus $26 to $28 million in decommissioning expenditures. For further details, see the Company’s news releases dated August 2, 2023 and November 9, 2023, respectively, which are available on SEDAR+ at www.sedarplus.ca.

Three-Year Growth Plan

On September 21, 2023, Obsidian Energy announced our three-year growth plan. The three-year growth plan highlights annualized production growth rates, decline rates, infrastructure and certain financial metrics. The Company also revised our 2023 guidance to 31,750 to 32,500 boe/d, capital guidance of $300 million, plus $26 to $28 million in decommissioning expenditures. For further details, see the Company’s news release dated September 21, 2023, which is available on SEDAR+ at www.sedarplus.ca.

TSX Approval of Normal Course Issuer Bid

On February 23, 2023, the Company announced the approval of the NCIB by the TSX to facilitate return of capital to Shareholders via share buybacks. In 2023, the Company utilized the NCIB which resulted in 5,083,635 common shares being repurchased and canceled at an average price of $9.32 per share for total consideration of $47.4 million. For further details, see the Company’s news release dated February 23, 2023 which is available on SEDAR+ at www.sedarplus.ca.

Syndicated Credit Facility Increases to $200 Million

On March 22, 2023, Obsidian Energy announced an increase to its syndicated credit facility to $200.0 million from $175.0 million, with an extension of the revolving period to May 31, 2024, and the term-out date to May 31, 2025. For further details, see the Company’s news release dated March 22, 2023 which is available on SEDAR+ at www.sedarplus.ca.

AER Order Regarding Water Disposal Well

On March 27, 2023, the Company confirmed that the AER issued an Order regarding the Company's 14-18-082-17W5 water disposal well (the “AER Order”), which included establishing seismic monitoring at the water disposal well. For further details, see the Company’s news release dated March 27, 2023, which is available on SEDAR+ at www.sedarplus.ca.

Syndicated Credit Facility, Results of Viking Drilling and Update on Alberta Wildfires

On May 31, 2023, the Company announced an increase to the syndicated credit facility (increased to $240 million from $200 million with the addition of the Industrial and Commercial Bank of China (Canada) to the syndicate), results of the Viking drilling and the impact of Alberta wildfires. For further details, see the Company’s news release dated May 31, 2023, which is available on SEDAR+ at www.sedarplus.ca.

Completion of Offer to Purchase $5.0 Million of Outstanding Senior Unsecured Notes

On August 17, 2023, the Company announced the completion of its offer to purchase up to $5.0 million of our outstanding 11.95% Senior Unsecured Notes. The offer was oversubscribed and the aggregate purchase consideration paid by the Company pursuant to the offer was $5.0 million (approximately, due to rounding), resulting in a proration of the Senior Unsecured Notes validly tendered. For further details, see the Company’s news release dated August 17, 2023, which is available on SEDAR+ at www.sedarplus.ca.

Year Ended December 31, 2024

2024 Outlook and Guidance

On January 25, 2024, the Company announced our 2024 capital and production guidance, including a total of $345 to $355 million in capital expenditures and $23 to $24 million in decommissioning expenditures. The Company’s average production guidance for 2024 was set at 35,250 to 36,750 boe/d. For further details, see the Company’s news release dated January 25, 2024, which is available on SEDAR+ at www.sedarplus.ca.

On May 28, 2024, as part of the Peace River acquisition, the Company increased production guidance to 35,650 to 37,150 boe/d while decreasing our capital expenditure guidance to $330 - $340 million. On September 9, 2024, the Company increased production guidance to 36,400 to 37,000 boe/d and revised our capital expenditure guidance to $335 - $345 million. On September 30, 2024, the Company announced increased production guidance to 37,000 – 37,400 boe/d and lower capital expenditure guidance of $320 - $335 million. For further details, see the Company’s news releases dated May 28, 2024, September 9, 2024 and September 30, 2024, respectively, which are available on SEDAR+ at www.sedarplus.ca.

Renewal of Normal Course Issuer Bid

On February 27, 2024, the Company announced the renewal of our NCIB which allows the Company to continue to return capital to Shareholders via share buybacks. In 2024, the Company utilized the NCIB which resulted in 4,484,820 common shares being repurchased and canceled at an average price of $9.30 per share for total consideration of $41.7 million. For further details, see the Company’s news release dated February 27, 2024, which is available on SEDAR+ at www.sedarplus.ca.

Completion of Offer to Purchase $2.0 Million of Outstanding Senior Unsecured Notes

On March 14, 2024, the Company announced the completion of its offer to purchase up to $2.0 million of our outstanding 11.95% Senior Unsecured Notes. The offer was oversubscribed and the aggregate purchase consideration paid by the Company pursuant to the offer was $2.0 million (approximately, due to rounding), resulting in a proration of the Senior Unsecured Notes validly tendered. For further details, see the Company’s news release dated March 14, 2024, which is available on SEDAR+ at www.sedarplus.ca.

Woodland Cree Dispute and Resolution

On May 15, 2024, the Company outlined the details of a commercial dispute with the Woodland Cree First Nation. As part of this, the Woodland Cree First Nation illegally blockaded certain of the Company’s properties in the Peace River area which led to the Company shutting in approximately 4,500 boe/d of production. On June 11, 2024, the Company announced that an agreement had been reached with the Woodland Cree First Nation and production had been re-started. For further details, see the Company’s news releases dated May 15, 2024 and June 11, 2024, respectively, which are available on SEDAR+ at www.sedarplus.ca.

Peace River Acquisition

On May 28, 2024, the Company announced we entered into a purchase and sale agreement to acquire approximately 1,700 boe/d (100 percent oil, based on April 2024 actual production) of Clearwater production and 148 net sections of land in the Peace River area from a third-party. The acquisition closed on June 26, 2024. For further details, see the Company’s news releases dated May 28, 2024 and June 26, 2024, which are available on SEDAR+ at www.sedarplus.ca.

Syndicated Credit Facility

On October 7, 2024, the Company announced an increase to our syndicated credit facility (increased to $300 million from $260 million with the addition of the ICBC Standard Bank Plc. to the Company’s banking syndicate). For further details, see the Company’s news release dated October 7, 2024, which is available on SEDAR+ at www.sedarplus.ca.

2025 Developments

Management Update

On January 14, 2025, the Company announced the promotion of Jay McGilvary to Vice President, Development. For further details, see the Company’s news release dated January 14, 2025, which is available on SEDAR+ at www.sedarplus.ca.

Pembina Disposition

On February 19, 2025, the Company announced that we had entered into a definitive asset purchase and sale agreement (the "PSA") with InPlay Oil Corp. ("InPlay") to dispose of our Pembina assets for proceeds of $320.0 million, subject to closing and other adjustments provided for in the PSA. The $320.0 million consideration received for the transaction is composed of $220.0 million of cash, $85.0 million in common shares of InPlay, and $15 million for InPlay's 34.6 percent interest in the Willesden Green Cardium Unit #2, subject to adjustment as provided for in the PSA. The transaction includes all the Company's assets in Pembina, with the exception of our non-operated interest in Pembina Cardium Unit #11 which we retain. The transaction has an effective date of December 1, 2024, and is expected to close early in the second quarter of 2025, subject to InPlay shareholder approval, all necessary regulatory and other approvals and the satisfaction of other customary closing conditions.

Ongoing Acquisition, Disposition, Farm-Out and Financing Activities

Potential Acquisitions

Obsidian Energy continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of our ongoing asset portfolio management program. At times, Obsidian Energy could be in the process of evaluating several potential acquisitions which individually or in aggregate could be material. As of the date hereof, Obsidian Energy has not reached agreement on the price or terms of any potential material acquisitions. Obsidian Energy cannot predict whether any current or future opportunities will result in one or more acquisitions for Obsidian Energy.

Potential Dispositions and Farm-Outs

Obsidian Energy continues to evaluate potential dispositions of our petroleum and natural gas assets as part of our ongoing portfolio asset management program.

In addition, Obsidian Energy continues to consider potential farm-out opportunities with other industry participants in respect of our petroleum and natural gas assets in circumstances where Obsidian Energy believes it is prudent to do so based on, among other things, our capital program, development plan timelines and the risk profile of such assets. Obsidian Energy is normally in the process of evaluating several potential dispositions of our assets and farm-out opportunities at any one time, which individually or in the aggregate could be material. As of the date hereof, Obsidian Energy has not reached agreement on the price or terms of any potential material dispositions or farm-outs. Obsidian Energy cannot predict whether any current or future opportunities will result in one or more dispositions or farm-outs for Obsidian Energy.

Potential Financings

Obsidian Energy continuously evaluates our capital structure, liquidity and capital resources, and financing opportunities that arise from time to time. Obsidian Energy may in the future complete financings of Common Shares or debt (including debt which may be convertible into Common Shares) for purposes that may include the financing of acquisitions, the financing of Obsidian Energy's operations and capital expenditures, the repayment of indebtedness and a return of capital to Shareholders. As of the date hereof, Obsidian Energy has not reached agreement on the pricing or terms of any potential material financing. Obsidian Energy cannot predict whether any current or future financing opportunity will result in one or more material financings being completed.

Significant Acquisitions

Obsidian Energy did not complete an acquisition during its most recently completed financial year that was a significant acquisition for the purposes of Part 8 of National Instrument 51-102 Continuous Disclosure Obligations.

Specialized Skill and Knowledge

Obsidian Energy employs individuals with various professional skills in the course of pursuing our business plan. These professional skills include, but are not limited to, engineering, financial, geology, geophysics and business skills, which are widely available in the industry, although recruiting and retaining skilled professional staff is highly competitive. Drawing on significant experience in the oil and natural gas business, Obsidian Energy believes our management team has a demonstrated track record of bringing together all of the key components to a successful development, exploration and production company: strong technical skills; expertise in planning and financial controls; ability to execute on business development opportunities; capital markets expertise; and an entrepreneurial spirit that allows Obsidian Energy to effectively identify, evaluate and execute on our business plan. See "Risk Factors".

Competitive Conditions

The oil and natural gas industry is competitive in all its phases. We compete with numerous other participants in the acquisition, exploration and development of oil and natural gas assets and in the marketing of oil and natural gas. Our competitors include resource companies which may have greater financial resources, staff and facilities than us. We believe that our competitive position is, on the whole, equivalent to that of other oil and natural gas producers of similar size and at a similar stage of development. See "Risk Factors".

Cycles

The exploration for and development of oil and natural gas reserves is dependent on access to areas where operations are to be conducted. Seasonal weather variations, including freeze-up and break-up, affect access in certain circumstances. Unexpected adverse weather conditions, such as wildfires, flooding, extreme temperatures or prolonged break-up can have a significant negative impact on our operations and costs. See "Risk Factors".

Bankruptcy and Similar Procedures

There have been no bankruptcy, receivership or similar proceedings against Obsidian Energy or our Subsidiaries, or any voluntary bankruptcy, receivership or similar proceedings by Obsidian Energy or any of our Subsidiaries within the three most recently completed financial years or during or proposed for the current financial year.

Reorganizations

There have been no material reorganization of the Corporation or any of our Subsidiaries within the three most recently completed financial years or during or proposed for the current financial year.

CAPITALIZATION OF OBSIDIAN ENERGY

Share Capital

The authorized capital of Obsidian Energy consists of an unlimited number of Common Shares without nominal or par value and 90,000,000 preferred shares without nominal or par value. A description of the share capital of Obsidian Energy is set forth below. This description is a summary only. Shareholders are encouraged to read the full text of such share provisions, which are available on SEDAR+ at www.sedarplus.ca.

Common Shares

Shareholders are entitled to notice of, to attend and to one vote per Common Share held at any meeting of the shareholders of Obsidian Energy (other than meetings of a class or series of shares of Obsidian Energy other than the Common Shares).

Shareholders are entitled to receive dividends as and when declared by the Board of Directors on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of Obsidian Energy ranking in priority to the Common Shares in respect of dividends.

The holders of Common Shares are entitled in the event of any liquidation, dissolution or winding-up of Obsidian Energy, whether voluntary or involuntary, or any other distribution of the assets of Obsidian Energy among our Shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of Obsidian Energy ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of Obsidian Energy ranking equally with the Common Shares in respect of return of capital on dissolution, in such assets of Obsidian Energy as are available for distribution.

As at February 24, 2025, 73,684,802 Common Shares were issued and outstanding.

Preferred Shares

Preferred shares of Obsidian Energy may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Board shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out in Obsidian Energy's articles, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of Obsidian Energy or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than preferred shares or payment in respect of capital on any shares in the capital of Obsidian Energy or creation or issue of debt or equity securities; the whole subject to filing of Articles of Amendment setting forth a description of such series, including the designation, rights, privileges, restrictions and conditions attached to the shares of such series. Notwithstanding the foregoing, other than in the case of a failure to declare or pay dividends specified in any series of preferred shares, the voting rights attached to the preferred shares shall be limited to one vote per preferred share at any meeting where the preferred shares and Common Shares vote together as a single class.

As at the date hereof, no preferred shares are issued and outstanding.

Debt Capital

Obsidian Energy has a syndicated credit facility and has outstanding Senior Unsecured Notes. A description of the debt capital of Obsidian Energy is set forth below. This description is a summary only. Shareholders are encouraged to read the full text of the agreements governing Obsidian Energy's Senior Unsecured Notes and syndicated credit facility, and the applicable amendments thereto, which are available on SEDAR+ at www.sedarplus.ca.

Credit Facility

The Company has a $300.0 million revolving syndicated credit facility. The syndicated credit facility has a revolving period ending on May 31, 2025, with a term out period ending on May 31, 2026, subject to customary annual extension terms. The revolving credit facility is subject to a semi-annual borrowing base redetermination typically in May and November of each year. The syndicated credit facility is secured by all the assets of the Company.

Senior Unsecured Notes

Obsidian Energy issued the Senior Unsecured Notes, which initially consisted of $127.6 million principal, pursuant to a trust indenture with Computershare Trust Company of Canada dated July 27, 2022. The Senior Unsecured Notes were issued at a price of $980.00 per $1,000.00 principal amount for aggregate gross proceeds of approximately $125.0 million. The Senior Unsecured Notes have an 11.95% coupon, payable semi-annually in equal installments. The Senior Unsecured Notes will be direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company.

The Senior Unsecured Notes have a semi-annual repurchase offer feature whereby, subject to the terms and conditions of the new trust indenture governing the Senior Unsecured Notes, the Company must offer to purchase the maximum principal amount equal to 75% of excess free cash flow (as defined in the new trust indenture) up to and including July 27, 2024, and 50% of excess free cash flow thereafter at a price equal to 103% of the principal of the Senior Unsecured Notes, plus accrued and unpaid interest. The repurchase offer feature remains in place until an aggregate amount of $63.8 million of Senior Unsecured Notes are repurchased by the Company. Obsidian Energy has through either market purchases or a repurchase offer bought and cancelled $13.4 million of Senior Unsecured Notes at the date hereof, which reduce the aggregate amount available for repurchase. At its option, the Company may redeem all or part of the Senior Unsecured Notes at: 105.975% from July 27, 2024 to July 26, 2025; or 102.988% from July 27, 2025 to July 26, 2026; or 100% from July 27, 2026, to July 27, 2027.

Additional Information

For additional information regarding our Senior Unsecured Notes and our credit facility, see "Description of Our Business – General Development of the Business –Year Ended December 31, 2022, Year Ended December 31, 2023 and Year Ended December 31, 2024" in this Annual Information Form, Note 6 to our audited consolidated financial statements for the year ended December 31, 2024 (collectively, the "Financial Statement Disclosure"), and "Financing" and "Liquidity and Capital Resources" in our related MD&A (collectively, the "MD&A Disclosure"), both of which are available on SEDAR+ at www.sedarplus.ca. The Financial Statement Disclosure and the MD&A Disclosure are both incorporated by reference into this Annual Information Form.

DIRECTORS AND EXECUTIVE OFFICERS OF OBSIDIAN ENERGY

The following table sets forth, as at February 24, 2025, the name, province/state and country of residence and positions and offices held for each of the directors and executive officers of Obsidian Energy, together with their principal occupations during the last five years. The directors of Obsidian Energy will hold office until the next annual meeting of Shareholders or until their respective successors have been duly elected or appointed.

Name, Province/State and Country of Residence	Positions and Offices Held with Obsidian Energy	Principal Occupations during the Five Preceding Years

Shani Bosman(1)(2) British Columbia, Canada	Director since May 4, 2022

From 2011 to 2021, held various positions at Husky Energy Inc. including Vice President, Corporate Strategy, Performance, Planning & Investor Relations from 2019 to 2021. She also held Director roles in Technical Operations & Business and Asset Development at Husky Energy Inc. In 2021, she founded a boutique independent consulting firm called BINGWA Inc. which completed a corporate continuation into BC from Alberta as BINGWA Consultants Inc.

John Brydson(1)(2) Connecticut, United States	Director since June 4, 2014

Private investor since 2012. From 2010 until the end of 2012, Chairman of Hestan Consulting Group, a full-service management consulting firm that he founded. Prior thereto, a Managing Director with Credit Suisse First Boston (now Credit Suisse).

Raymond Crossley(1)(3) Alberta, Canada	Director since March 6, 2015

Corporate director who serves as the Lead Independent Member of the Alberta Securities Commission. On June 30, 2023, Mr. Crossley retired from the Chief Financial Officer position of the Calgary Health Foundation, and he departed the Canada West Foundation board in April 2022. Prior to becoming a director Mr. Crossley was at PwC LLP. During his career at PwC he served as Managing Partner, Western Canada Managing Partner, Calgary and a member of the firm’s Partnership Board. Mr. Crossley graduated from the University of Western Ontario, is a Chartered Professional Accountant in Alberta and holds the ICD.D designation from the Institute of Corporate Directors.

Michael J. Faust(2)(3) Alaska, USA	Director since May 11, 2018 Appointed Interim President and Chief Executive Officer from March 2019 to December 5, 2019

Mr. Faust is currently a board member of SAExploration Holdings, Inc., where he was also the President and CEO until December 31, 2021 and also previously served as the Chair of the Board. He is also a director of Parker Wellbore. Previously, he was the Vice President, Exploration and Land at ConocoPhillips Alaska, Inc. Mr. Faust received a Master of Arts degree in Geophysics from the University of Texas in 1984,

Name, Province/State and Country of Residence	Positions and Offices Held with Obsidian Energy	Principal Occupations during the Five Preceding Years
and Bachelor of Science degree in Geology from the University of Washington in 1981.
Edward H. Kernaghan(2)(3) Ontario, Canada	Director since January 3, 2018

Mr. Kernaghan holds a Master of Science Degree from the University of Toronto. He is Senior Investment Advisor of Kernaghan & Partners Ltd., a brokerage firm. Mr. Kernaghan is also President of Principia Research Inc., a research and investment company, and of Kernwood Ltd., an investment holding company. He also sits on the board of directors of Exco Technologies Ltd., Black Diamond Group Limited and Velan Inc.

Stephen E. Loukas New York, USA	Director since May 11, 2018 Appointed Interim President and Chief Executive Officer on December 5, 2019 and subsequently President and Chief Executive Officer on February 22, 2023

Partner, managing member, and portfolio manager at FrontFour Capital Group LLC. Previously, Mr. Loukas was a Director at Credit Suisse Securities where he was a Portfolio Manager and Head of Investment Research of the Multi-Product Event Proprietary Trading Group, and at Pirate Capital where he was a senior investment analyst and worked within the Corporate Finance & Distribution Group of Scotia Capital. He has a B.S. in Finance and Accounting from New York University.

Gordon Ritchie(3) Alberta, Canada	Chairman of the Board and Director since December 1, 2017

Retired as Vice Chairman of RBC Capital Markets April 1, 2016 after 37 years with RBC. Previously, Mr. Ritchie served as Managing Director and Head of RBC’s Global E&P Energy Group, from 2000 to 2005; spent six years in New York where he served as President and Chief Executive Officer of RBC’s U.S. Broker/Dealer, RBC Dominion Securities Corporation, from 1993 to 1999; served as Managing Director of RBC’s International Corporate Finance Group based in London, England, from 1989 to 1993; and worked as Investment Banker and Energy Research Analyst in Calgary, from 1979 through 1988. Mr. Ritchie was Chair of the Board of Pipestone Energy Corp. until October 3, 2023 when Pipestone was acquired by Strathcona Resources Ltd.

Peter Scott Alberta, Canada	Senior Vice President and Chief Financial Officer since December 2, 2019

Chief Financial Officer of Obsidian Energy since December 2019. Mr. Scott previously held the role of Senior Vice President and Chief Financial Officer at Ridgeback Resources Inc., previously Lightstream Resources Ltd., for seven years. Before joining Lightstream, Mr. Scott held Vice President Finance and Chief Financial Officer roles at several oil and gas companies including Iteration Energy Ltd., Rock Energy Inc., and Beau Canada Exploration Ltd. Mr. Scott began his

Name, Province/State and Country of Residence	Positions and Offices Held with Obsidian Energy	Principal Occupations during the Five Preceding Years
career with Amoco Canada Petroleum Company Ltd. in 1983.
Gary Sykes Alberta, Canada	Senior Vice President, Commercial and Development since November 20, 2019

Mr. Sykes joined the Company in September 2019, and became the Vice President of Business Development, Commercial and Corporate Planning in November 2019 being promoted to Senior Vice President, Commercial in March 2021 and subsequently the Senior Vice President, Commercial and Development in January 2022. Mr. Sykes has worked in a variety of technical, operational and managerial positions in the UK, Canada, Indonesia, the USA and the Middle East. From 2012 to 2016 he was President, Qatar and Iraq for ConocoPhillips. Since 2017, he has supported a small Private Equity backed oil and gas venture. Mr. Sykes has extensive Board experience, including the Qatargas 3 joint venture, The Mackenzie Valley Pipeline Board and Calgary Zoo. Mr. Sykes earned an Honors Degree in Mechanical Engineering from Glasgow University in 1990 and a Masters Degree in Petroleum Engineering from Heriot Watt University in Edinburgh in 1991.

Notes:

(1) Member of the Audit Committee.

(2) Member of the Human Resources, Governance and Compensation Committee.

(3) Member of the Operations and Reserves Committee.

As at the date hereof, the directors and executive officers of Obsidian Energy, as a group, beneficially owned, or controlled or directed, directly or indirectly, approximately 2.3 million Common Shares, or approximately 3% of the issued and outstanding Common Shares at December 31, 2024. Stephen Loukas is also a partner of FrontFour Capital Group and Edward Kernaghan is President of Kernwood Ltd. and as a group with the directors and executive officers of Obsidian Energy, they beneficially owned, or controlled or directed, directly or indirectly, approximately 6.4 million Common Shares, or approximately 9% of the issued and outstanding Common Shares at December 31, 2024.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Obsidian Energy, except as otherwise set forth herein, no director or executive officer of Obsidian Energy (nor any personal holding company of any of such persons) is, as of the date of this Annual Information Form, or was within ten years before the date of this Annual Information Form, a director, Chief Executive Officer or Chief Financial Officer of any company (including Obsidian Energy), that:

(a) was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an "Order") that was issued while the director or executive officer was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer; or

(b) was subject to an Order that was issued after the director or executive officer ceased to be a director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer.

To the knowledge of Obsidian Energy, except as otherwise set forth herein, no director or executive officer of Obsidian Energy or shareholder holding a sufficient number of securities of Obsidian Energy to affect materially the control of Obsidian Energy (nor any personal holding company of any of such persons):

(a) is, as of the date of this Annual Information Form, or has been within the ten years before the date of this Annual Information Form, a director or executive officer of any company (including Obsidian Energy) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Peter D. Scott was a director of Shoreline Energy Corp. (“Shoreline”), a reporting issuer listed on the Toronto Stock Exchange, when Shoreline obtained protection under the Companies’ Creditor Arrangement Act (Canada) (“CCAA”) on April 13, 2015. Shoreline’s securities were halted from trading on April 14, 2015 and delisted on May 14, 2015. On May 22, 2015 Shoreline received cease trade orders from various provincial securities commissions for failure to file interim unaudited financial statements, management discussion and analysis and certifications of interim filings for the period ended March 31, 2015. The filings were made on June 26, 2015 and all cease trade orders were lifted by August 25, 2015. On December 23, 2015 all directors and officers resigned from Shoreline when it filed an assignment under the Bankruptcy and Insolvency Act (Canada). In addition, Mr. Scott was the Senior Vice President and Chief Financial Officer of Lightstream Resources Ltd. (“Lightstream”) when it obtained creditor protection under the CCAA on September 26, 2016. On December 29, 2016, as a result of the CCAA sales process, substantially all of the assets and business of Lightstream were sold to Ridgeback Resources Inc. (“Ridgeback”), a new company owned by former holders of Lightstream’s secured notes. Mr. Scott resigned as an officer of Lightstream and was concurrently appointed Senior Vice President and Chief Financial Officer of Ridgeback upon closing of the sale transaction, a position he held until July 2017.

Mr. Gordon Ritchie was a director of Gemini Corporation (“Gemini”), a reporting issuer listed on the TSX Venture Exchange, from November 2012 to December 2016, and again from May 2017 to April 2018. In April 2018, Gemini’s senior secured creditor ATB Financial applied to the Alberta Court of Queen’s Bench for a receivership order, which was granted on April 19, 2018. FTI Consulting Canada Inc. was appointed as receiver and manager of all the company’s current and future assets, undertakings and properties. The shares of Gemini were officially cease-traded on May 4, 2018 and all of the company’s board of directors and officers resigned concurrently with the appointment of the receiver.

Mr. Michael J. Faust is currently a board member of SAExploration Holdings, Inc. (“SAEX”), where he was also the President and CEO until December 31, 2021. SAEX, at the time a publicly-traded company on the OTC Markets Pink Open Market, and four wholly-owned subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code on August 27, 2020 (the “Restructuring”). SAEX and its subsidiaries continued to operate their businesses and manage their properties as debtors in possession and emerged from bankruptcy on December 18, 2020 further to the December 10, 2020 Confirmation Order entered by United States Bankruptcy Court, Southern District of Texas, Houston Division, approving the Debtors’ Second Amended Chapter 11 Plan of Reorganization. Mr. Faust was Chairman of the Board of Directors of SAEX at the time of the Restructuring and is currently a member of the Board of Directors. SAEX completed the Restructuring and emerged as a privately held company.

To the knowledge of Obsidian Energy, no director or executive officer of Obsidian Energy or shareholder holding a sufficient number of securities of Obsidian Energy to affect materially the control of Obsidian Energy (nor any personal holding company of any of such persons), has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision;

provided that for the purposes of the foregoing, a late filing fee, such as a filing fee that applies to the late filing of an insider report, is not considered to be a "penalty or sanction".

Conflicts of Interest

The Board of Directors approved an amendment to the Code of Business Conduct and Ethics (the "Code") in July of 2015 which made the Code the applicable policy in regard to conflicts of interest (whereas previously there was also the Code of Ethics for Directors, Officers and Senior Financial Management). In general, the private investment activities of employees, directors and officers are not prohibited; however, should an existing investment pose a potential conflict of interest, the potential conflict is required by the Code to be disclosed to an officer or a member of Obsidian Energy's legal department or to the Board of Directors. Any other activities posing a potential conflict of interest are also required by the Code to be disclosed to an officer or to a member of Obsidian Energy's legal department. Any such potential conflicts of interests will be dealt with openly with full disclosure of the nature and extent of the potential conflicts of interests with Obsidian Energy. It is acknowledged in the Code that the directors may be directors or officers of other entities engaged in the oil and gas business, and that such entities may compete directly or indirectly with Obsidian Energy. Passive investments in public or private entities of less than one per cent of the outstanding shares will not be viewed as "competing" with Obsidian Energy. No executive officer or employee of Obsidian Energy should be a director, employee, contractor, consultant or officer of any entity that is or may be in competition with Obsidian Energy unless expressly authorized by an executive officer or the Board of Directors. Any director of Obsidian Energy who is a director or officer of, or who is otherwise actively engaged in the management of, or who owns an investment of one per cent or more of the outstanding shares, in public or private entities shall disclose such holding to the Board of Directors. In the event that any circumstance should arise as a result of such positions or investments being held or otherwise which in the opinion of the Board of Directors constitutes a conflict of interest which reasonably affects such person's ability to act with a view to the best interests of Obsidian Energy, the Board of Directors will take such actions as are reasonably required to resolve such matters with a view to the best interests of Obsidian Energy. Such actions, without limitation, may include excluding such directors, officers or employees from certain information or activities of Obsidian Energy. During 2019, the Code of Ethics was amended in order to update the threshold amount for a gift that needs to be approved prior to being accepted and other technical and immaterial amendments.

The ABCA provides that in the event that an officer or director is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction, such officer or director shall disclose the nature and extent of his or her interest and shall refrain from voting to approve such contract or transaction.

As of the date hereof, Obsidian Energy is not aware of any existing or potential material conflicts of interest between Obsidian Energy or a Subsidiary of Obsidian Energy and any director or officer of Obsidian Energy or of any Subsidiary of Obsidian Energy.

Promoters

No person or company has been, within the two most recently completed financial years or during the current financial year, a "promoter" (as defined in the Securities Act (Ontario)) of Obsidian Energy or of a Subsidiary of Obsidian Energy.

AUDIT COMMITTEE DISCLOSURES

National Instrument 52-110 – Audit Committees ("NI 52-110") relating to audit committees has mandated certain disclosures for inclusion in this Annual Information Form. The text of the Audit Committee's mandate is attached as Appendix B to this Annual Information Form.

Composition of the Audit Committee and Relevant Education and Experience

As of the date hereof, the members of the Audit Committee are Raymond Crossley (Chair), Shani Bosman and John Brydson, each of whom is independent and financially literate within the meaning of NI 52-110. The following comprises a brief summary of each member's education and experience that is relevant to the performance of his or her responsibilities as an Audit Committee member.

Shani Bosman

Ms. Bosman is a business strategist and transformational leader with diverse global experience across strategic decision-making processes, corporate transformation, and operational execution. In April 2024, she completed the ICD-Rotman Directors Education Program at the Haskayne School of Business and ICD.D designation. She is currently focused on leading strategic investment and transformation initiatives, and portfolio performance for the mining sector in various global locations. Her boutique independent consulting firm BINGWA Consultants Inc., offered specialty advisory services for new and innovative strategic frameworks, portfolio & long-range business planning, and technical & operational performance execution. Prior to 2021, Ms. Bosman was the Vice President, Corporate Strategy, Performance, Planning & Investor Relations, and held Director roles in Technical Operations & Business and Asset Development at Husky Energy Inc. Ms. Bosman holds an MBA from the Haskayne Business School, University of Calgary, Masters Certificate in Project Management from Mount Royal University and a Bachelor’s Degree in Chemical Engineering from the University of Pretoria, South Africa.

John Brydson

Mr. Brydson has over 30 years of experience in the financial sector and has occupied senior roles in both major investment and commercial banks. Since 2012, Mr. Brydson has been a private investor. From 2010 until the end of 2012, he was Chairman of a small full-service management consulting firm, Hestan Consulting Group ("HCG"), which he founded. Prior to HCG, Mr. Brydson was a Managing Director with Credit Suisse First Boston, now Credit Suisse ("CS"), from 1995 until 2009, where he was in charge of the Multi-Product Event Trading group. He was also a Managing Director with Lehman Brothers in a similar function from 1983 until he joined CS. The early years of his career were spent as an equity analyst before joining Chase Manhattan Bank ("Chase") in London in 1977. He transferred to the head office in New York in 1980 where he became a Vice President in the Project Finance Group, specializing in international projects in the energy, mining and metals sectors. He left Chase to join Lehman Brothers in 1983. Mr. Brydson holds an Honors Degree in Economics from Heriot-Watt University in Edinburgh, Scotland. Mr. Brydson served over 10 years as the President and a Board Member of The American Friends of Heriot-Watt University, a charitable organization.

Raymond Crossley (Chair)

Mr. Crossley is a corporate director and serves on the boards of the Alberta Securities Commission as the Lead Independent Member. On June 30, 2023, Mr. Crossley retired from the position of Chief Financial Officer of the Calgary Health Foundation. He is a former member of the Canada West Foundation Board and departed this position in April 2022. In March 2015, Mr. Crossley retired from the global professional services firm, PwC LLP, after more than 33 years. During his career at PwC he served as a member of the firm’s management, as Managing Partner, Western Canada from 2011-2013 and was the Managing Partner of PwC’s Calgary office from 2005-2011. Prior to becoming the Calgary Managing Partner, Mr. Crossley served as an elected member of the firm’s Partnership Board from 2001-2005. Mr. Crossley also served as the audit partner for several of PwC’s largest audit clients. Mr. Crossley graduated from the University of Western Ontario, is a Chartered Professional Accountant in Alberta and holds the ICD.D designation from the Institute of Corporate Directors.

Pre-Approval Policies and Procedures for Audit and Non-Audit Services

The terms of the engagement of Obsidian Energy's external auditors to provide audit services, including the budgeted fees for such audit services and the representations and disclaimer relating thereto, must be pre-approved by the entire Audit Committee.

With respect to any engagements of Obsidian Energy's external auditors for non-audit services, Obsidian Energy must obtain the approval of the Audit Committee or the Chairman of the Audit Committee prior to retaining the external auditors to complete such engagement. If such pre-approval is provided by the Chairman of the Audit Committee, the Chairman must report to the Audit Committee on any non-audit service engagement pre-approved by him at the Audit Committee's first scheduled meeting following such pre-approval. The fees for such non-audit services shall not exceed $50,000, either individually or in the aggregate, for a particular financial year without the approval of the Audit Committee.

If, after using its reasonable best efforts, Obsidian Energy is unable to contact the Chairman of the Audit Committee on a timely basis to obtain the pre-approval contemplated by the preceding paragraph, Obsidian Energy may obtain the required pre-approval from any other member of the Audit Committee, provided that any such Audit Committee member shall report to the Audit Committee on any non-audit service engagement pre-approved by him or her at the Audit Committee's first scheduled meeting following such pre-approval and the fees for such services do not exceed $50,000 as noted above.

External Auditor Service Fees

The following table summarizes the fees billed to Obsidian Energy by KPMG for external audit and other services during the periods indicated.

Year	Audit Fees (1) ($)	Audit-Related Fees (2) ($)	Tax Fees (3) ($)	Other fees (4) ($)
2024	934,110	5,775	-	-
2023	695,500	5,350	-	-

Notes:

(1) The aggregate fees billed by our external auditor in each of the last two fiscal years for audit services, including fees for the audit of Obsidian Energy's annual financial statements and internal controls over financial reporting, review procedures on the unaudited interim consolidated financial statements and services associated with prospectus and securities related documents.

(2) The aggregate fees billed in each of the last two fiscal years by our external auditor for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements (and not included in audit services fees in note (1)). In 2024 and 2023, the services comprising the fees disclosed under this category relate to audit procedures specific to certain information required by a contract.

(3) The aggregate fees billed in the applicable fiscal year by our external auditor for professional services for tax compliance, tax advice and tax planning.

(4) Includes all fees billed by our external auditor not reported in the prior three categories.

Reliance on Exemptions

At no time since the commencement of Obsidian Energy's most recently completed financial year has Obsidian Energy relied on any of the exemptions contained in Sections 2.4, 3.2, 3.4 or 3.5 of NI 52‑110, or an exemption from NI 52‑110, in whole or in part, granted under Part 8 thereof. In addition, at no time since the commencement of Obsidian Energy's most recently completed financial year has Obsidian Energy relied upon the exemptions in Subsection 3.3(2) or Section 3.6 of NI 52‑110. Furthermore, at no time since the commencement of Obsidian Energy's most recently completed financial year has Obsidian Energy relied upon Section 3.8 of NI 52‑110.

Audit Committee Oversight

At no time since the commencement of Obsidian Energy's most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board of Directors.

DIVIDENDS AND DIVIDEND POLICY

Dividend Policy

The Company has not declared a dividend in the last three financial years. Any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, solvency tests imposed by corporate law, contractual restrictions and financing agreement covenants, if any, and other factors that the Board may determine relevant. See "Risk Factors".

The credit agreement governing our syndicated credit facility and the note purchase agreement governing our Senior Unsecured Notes also contain provisions which restrict our ability to pay dividends to Shareholders in the event of the occurrence of certain events of default. The full text of the agreements governing our credit facility and our Senior Unsecured Notes, and the applicable amendment thereto, are available on SEDAR+ www.sedarplus.ca. For additional information regarding our credit facility and our Senior Unsecured Notes, see "Capitalization of Obsidian Energy – Debt Capital".

MARKET FOR SECURITIES

Trading Price and Volume

The following tables set forth certain trading information for the Common Shares in 2024 as reported by the TSX and the NYSE American, as applicable.

	TSX
	Common Share price ($)	Common Share price ($)
Period	High	Low	Volume

January	9.30	8.42	3,078,400
February	9.78	8.58	2,662,711
March	11.23	9.41	3,059,693
April	12.37	10.92	3,205,647
May	11.82	9.73	5,276,286
June	10.55	9.47	3,274,081
July	10.72	9.72	2,611,300
August	10.24	8.44	3,184,700
September	9.14	7.36	3,671,475
October	8.74	7.41	5,359,613
November	8.84	7.32	7,078,940
December	8.36	7.02	4,682,010

	NYSE AMERICAN
	Common Share price ($US)	Common Share price ($US)
Period	High	Low	Volume

January	6.97	6.26	7,317,647
February	7.24	6.34	6,377,055
March	8.30	6.98	8,537,622
April	9.07	7.93	9,413,388
May	8.56	7.11	8,079,922
June	7.79	6.91	5,114,949
July	7.87	7.03	3,507,790
August	7.35	6.00	6,965,385
September	6.77	5.44	7,827,327
October	6.41	5.46	8,195,786
November	6.34	5.24	8,106,661
December	5.82	4.87	9,443,365

Prior Sales

Other than incentive securities issued pursuant to Obsidian Energy's director and employee compensation plans, Obsidian Energy did not issue securities of any classes that are outstanding but that are not listed or quoted on a market place for the year ended December 31, 2024.

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

To Obsidian Energy's knowledge, no securities of Obsidian Energy are held in escrow, are subject to a pooling agreement, or are subject to a contractual restriction on transfer (except in respect Obsidian Energy's equity compensation plans).

INDUSTRY CONDITIONS

Companies operating in the Canadian oil and gas industry are subject to extensive regulation and control of operations (including with respect to land tenure, exploration, development, production, refining and upgrading, transportation, and marketing). Legislation has been enacted by, and agreements have been entered into between, various levels of government with respect to the pricing and taxation of petroleum and natural gas, all of which should be carefully considered by investors in the Corporation. All current legislation is a matter of public record and the Corporation is unable to predict what additional legislation or amendments governments may enact in the future.

The Corporation's assets and operations are regulated by administrative agencies that derive their authority from legislation enacted by the applicable level of government. Regulated aspects of the Corporation's upstream oil and natural gas business include all manner of activities associated with the exploration for and production of oil and natural gas, including, among other matters: (i) permits for the drilling of wells and construction of related infrastructure; (ii) technical drilling and well requirements; (iii) permitted locations and access to operation sites; (iv) operating standards regarding conservation of produced substances and avoidance of waste, such as restricting flaring and venting; (v) minimizing environmental impacts, including by reducing emissions or emissions intensity from operations; (vi) storage, injection and disposal of substances associated with production operations; and (vii) the abandonment and reclamation of impacted sites. To conduct oil and natural gas operations and remain in good standing with the applicable regulatory regimes, producers must comply with applicable legislation, regulations, orders, directives and other directions (all of which are subject to governmental oversight, review and revision, from time to time). Compliance in this regard can be costly and a breach of the same may result in fines or other sanctions.

The discussion below outlines some of the principal aspects of the legislation, regulations, agreements, orders, directives and a summary of other pertinent conditions that impact the oil and gas industry in Western Canada, and in particular, in the Province of Alberta, where the Corporation's assets are primarily located. While these matters do not affect the Corporation's operations in any manner that is materially different than the manner in which they affect other similarly sized industry participants with similar assets and operations, investors should consider such matters carefully.

Pricing in Canada

The price of oil, natural gas, and NGLs is negotiated by buyers and sellers. Various factors (some of which are global) may influence prices, including supply and demand, quality of product, distance to market, availability of transportation, value of refined products, prices of competing products, contract term, weather conditions and contractual terms of sale.

Transportation Constraints and Market Access

Capacity to transport production from Western Canada to Eastern Canada, the United States and other international markets has been, and continues to be, a major constraint on the exportation of oil, natural gas and NGLs. Many proposed transportation projects have been cancelled or delayed due to regulatory hurdles, court challenges and economic and socio-political factors.

Oil Pipelines

Under Canadian constitutional law, the development and operation of interprovincial and international pipelines fall within the federal government's jurisdiction and, under the Canadian Energy Regulator Act, new interprovincial and international pipelines require a federal regulatory review and Cabinet approval before they can proceed. In recent years, however, there has been a perceived lack of policy and regulatory certainty in this regard such that, even when projects are approved, they often face delays due to actions taken by provincial and municipal governments and legal opposition related to issues such as Indigenous rights and title, the government's duty to consult and accommodate Indigenous peoples and the sufficiency of relevant environmental review processes. Export pipelines from Canada to the United States face additional unpredictability as such pipelines also require approvals from several levels of government in the United States.

Producers negotiate with pipeline operators to transport their products to market on a firm, spot or interruptible basis depending on the specific pipeline and the specific substance. Transportation availability is highly variable across different jurisdictions and regions. This variability can determine the nature of transportation commitments available, the number of potential customers and the price received.

Specific Pipeline Updates

Construction of the Trans Mountain Pipeline expansion, which received Cabinet approval in November 2016, was completed in April 2024, and service began in May 2024. The original pipeline and the newly completed expansion now operate collectively. With the expansion completed, the system's nominal capacity increased from approximately 300,000 to 890,000 barrels per day, and the expansion included three new berths at Westridge Marine Terminal in British Columbia.

Natural Gas and Liquefied Natural Gas ("LNG")

Natural gas prices in Western Canada have been constrained in recent years, due to increasing North American supply, limited access to markets and limited storage capacity. Companies that secure firm access to infrastructure to transport their natural gas production out of Western Canada may be able to access more markets and obtain better pricing. Companies without firm access may be forced to accept spot pricing in Western Canada for their natural gas, which is generally lower than the prices received in other North American regions. The Corporation has an active hedging program in place in order to help mitigate our exposure to volatile spot AECO pricing.

In October 2020, TC Energy Corporation ("TC") received federal approval to expand the Nova Gas Transmission Line system (the "NGTL System"). The NGTL System is in the midst of implementing a $9.9 billion infrastructure program to add 3.58 billion cubic feet per day of capacity.

In January 2024, Shell plc signed a deal to buy LNG from a floating export facility to serve Asian energy markets – a 20-year deal which calls for 2 million metric tons of LNG per year over the course of the agreement.

Land Tenure

Mineral rights

With the exception of Manitoba, each provincial government in Western Canada owns most of the mineral rights to the oil and natural gas located within their respective provincial borders. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits (for the purposes of this section, collectively, "leases") for varying terms, and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments in lieu thereof. The provincial governments in Western Canada conduct regular land sales where oil and natural gas companies bid for the leases necessary to explore for and produce oil and natural gas owned by the respective provincial governments. These leases generally have fixed terms, but they can be continued beyond their initial terms if the necessary conditions are satisfied.

Private ownership of oil and natural gas (i.e. freehold mineral lands) also exists in Western Canada. Rights to explore for and produce privately owned oil and natural gas are granted by a lease or other contract on such terms and conditions as may be negotiated between the owner of such mineral rights and companies seeking to explore for and/or develop oil and natural gas reserves.

An additional category of mineral rights ownership is Canadian federal government ownership of mineral rights on Indian reserves (as designated under the Indian Act), which is managed and regulated by a separate government body according to distinct legislation. We do not have operations on Indian reserves.

The Corporation has operations on the Peavine Métis Settlement and the Gift Lake Métis Settlement. The Alberta Crown mineral agreements in place are subject to the terms and conditions set out in development agreements with each settlement entered into under the Co-management Agreement (under the Métis Settlements Act (Alberta)).

Surface rights

To develop oil and natural gas resources, producers must also have access rights to the surface lands required to conduct operations. For Crown lands, surface access rights can be obtained directly from the government. For private lands, access rights can be negotiated with the landowner. Where an agreement cannot be reached, however, each province has developed its own process that producers can follow to obtain and maintain the surface access necessary to conduct operations throughout the lifespan of a well, facility or pipeline.

Royalties and Incentives

Each province has legislation and regulations in place to govern Crown royalties and establish the royalty rates that producers must pay in respect of the production of Crown resources. The Provincial royalty regimes operate in conjunction with applicable federal and provincial taxes and is a significant factor in the profitability of oil sands projects and oil, natural gas and NGL production. Royalties payable on production from lands where the Crown does not hold the mineral rights are negotiated between the mineral freehold owner and the lessee, though certain provincial taxes and other charges on production or revenues may be payable. Royalties from production on Crown lands are determined by provincial regulation and are generally calculated as a percentage of the value of production.

Producers and working interest owners of oil and natural gas rights may create additional royalties or royalty-like interests, such as overriding royalties, net profits interests and net carried interests, through private transactions, the terms of which are subject to negotiation.

From time to time, the federal government and provincial governments create incentive programs for businesses operating in specific industries, including those in the oil and natural gas industry. These are often introduced when commodity prices are low to encourage exploration and development activity, and may provide for volume-based incentives, royalty rate reductions, royalty holidays or royalty tax credits. Governments may also introduce incentive programs to encourage producers to prioritize certain kinds of development or to utilize technologies that enhance or improve recovery of oil, natural gas and NGLs, or improve environmental performance.

Regulatory Authorities and Environmental Regulation

The Canadian oil and gas industry is subject to environmental regulation under a variety of Canadian federal, provincial, territorial, and municipal laws and regulations, all of which are subject to governmental review and revision from time to time. Such regulations provide for, among other things, restrictions and prohibitions on the spill, release or emission of various substances produced in association with certain oil and natural gas industry operations, such as sulphur dioxide and nitrous oxide. The regulatory regimes set out the requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well, facility and pipeline sites. Compliance with such regulations can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licences and authorizations, civil liability, and the imposition of material fines and penalties. In addition, future changes to environmental legislation, including legislation related to air pollution and GHG emissions (typically measured in terms of their global warming potential and expressed in terms of carbon dioxide equivalent ("CO2e")), may impose further requirements on operators and other companies in the oil and gas industry. Companies that have hydraulic fracturing operations have additional operational regulatory and reporting requirements.

Liability Management

The AER administers several liability management programs to manage liability for most conventional upstream oil and natural gas wells, facilities and pipelines in Alberta. The province is gradually moving from a prescriptive framework toward a more holistic approach to liability management.

Alberta has an orphan fund to help pay the costs to suspend, abandon, remediate and reclaim a well, facility or pipeline included in certain of the AER's programs if a licensee or working interest participant becomes insolvent or is unable to meet its obligations. The orphan fund is funded through a levy and a loan from the provincial government. In March 2024, the Alberta government approved a $135 million levy to fund the Orphan Well Association's 2024/25 operating budget.

The Supreme Court of Canada's decision in Orphan Well Association v Grant Thornton (also known as the "Redwater" decision), provides the backdrop for Alberta's approach to liability management. As a result of the Redwater decision, receivers and trustees can no longer avoid the AER's legislated authority to impose abandonment orders against licensees or to require a licensee to pay a security deposit before approving a licence transfer when any such licensee is subject to formal insolvency proceedings. This means that insolvent estates can no longer disclaim assets that have reached the end of their productive lives (and therefore represent a net liability) in order to deal primarily with the remaining productive and valuable assets without first satisfying any abandonment and reclamation obligations associated with the insolvent estate's assets. The burden of a defunct licensee's abandonment and reclamation obligations first falls on the defunct licensee's working interest partners, and second, the AER may order the orphan fund to assume care and custody and accelerate the clean-up of wells or sites which do not have a responsible owner.

To address abandonment and reclamation liabilities in Alberta, the AER also implements, from time to time, programs intended to encourage the decommissioning, remediation and reclamation of inactive or marginal oil and natural gas infrastructure.

Climate Change Regulation

Climate change regulation at each of the international, federal and provincial levels has the potential to significantly affect the future of the oil and natural gas industry in Canada. These impacts are uncertain, and it is not possible to predict what future policies, laws and regulations will entail. Any new laws and regulations (or additional requirements to existing laws and regulations) could have a material impact on the Corporation's operations and cash flow from operating activities.

Federal

Canada has been a signatory to the United Nations Framework Convention on Climate Change (the "UNFCCC") since 1992. Since its inception, the UNFCCC has instigated numerous policy changes with respect to climate governance. In 2016, 195 countries, including Canada, signed the Paris Agreement, committing to prevent global temperatures from rising more than 2° Celsius above pre-industrial levels and to pursue efforts to limit this rise to no more than 1.5° Celsius. In 2016, Canada ratified the Paris Agreement and committed to reducing its emissions by 30% below 2005 levels by 2030. In 2021, Canada updated its original commitment by pledging to reduce emissions by 40–45% below 2005 levels by 2030, and to net-zero by 2050.

During the course of the 2021 United Nations Climate Change Conference, Canada pledged to (i) reduce methane emissions in the oil and gas sector to 75% of 2012 levels by 2030; (ii) cease to export thermal coal by 2030; (iii) impose a cap on emissions from the oil and gas sector; (iv) halt direct public funding to the global fossil fuel sector by the end of 2022; and (v) commit that all new vehicles sold in the country will be zero-emission on or before 2040. During the 2023 United Nations Climate Change Conference, Canada signed an agreement with nearly 200 other parties, which includes renewed commitments to transitioning away from fossil fuels and further cutting GHG emissions.

The Government of Canada released the Pan-Canadian Framework on Clean Growth and Climate Change in 2016, setting out a plan to meet the federal government's 2030 emissions reduction targets. On June 21, 2018, the federal government enacted the Greenhouse Gas Pollution Pricing Act (the "GGPPA"), which came into force on January 1, 2019. This regime has two parts: an output-based pricing system ("OBPS") for large industry (enabled by the Output-Based Pricing System Regulations) and a fuel charge (enabled by the Fuel Charge Regulations), both of which impose a price on CO2e emissions. The GGPPA system applies in provinces and territories that request it and in those that do not have their own equivalent emissions pricing systems in place that meet the federal standards and ensure that there is a uniform price on emissions across the country.

Originally under the federal plans, the price was set to escalate by $10 per year until it reached a maximum price of $50/tonne of CO2e in 2022. However, on December 11, 2020, the federal government announced its intention to continue the annual price increases beyond 2022. As of 2023, the benchmark price per tonne of CO2e will increase by $15 per year until it reaches $170/tonne of CO2e in 2030. Effective January 1, 2025, the minimum price permissible under the GGPPA rose to $95/tonne of CO2e. While several provinces challenged the constitutionality of the GGPPA following its enactment, the Supreme Court of Canada confirmed its constitutional validity in a judgment released on March 25, 2021.

On April 26, 2018, the federal government passed the Regulations Respecting Reduction in the Release of Methane and Certain Volatile Organic Compounds (Upstream Oil and Gas Sector) (the "Federal Methane Regulations"). The Federal Methane Regulations seek to reduce emissions of methane from the oil and natural gas sector, and came into force on January 1, 2020. By introducing new control measures, the Federal Methane Regulations aim to reduce unintentional leaks and the intentional venting of methane and ensure that oil and natural gas operations use low-emission equipment and processes. Among other things, the Federal Methane Regulations limit how much methane upstream oil and natural gas facilities are permitted to vent.

In December 2023, the federal government released proposed amendments to the Federal Methane Regulations in order to further reduce upstream methane emissions by 40-45% (relative to 2012) would not be sufficient to meet Canada's commitment to achieving a 75% reduction (below 2012 levels) by 2030. Accordingly, it released proposed amendments to the Federal Methane Regulations which would build on the existing requirements and increase stringency by introducing new prohibitions and limits on certain intentional emissions, a new risk-based approach around unintentional emissions, and a new performance-based approach for compliance that relies on continuous emissions monitoring systems, among others. The proposed amendments are targeted to come into force in January 2027.

The federal government has also enacted the Multi-Sector Air Pollutants Regulation under the authority of the Canadian Environmental Protection Act, 1999, which regulates certain industrial facilities and equipment types, including boilers and heaters used in the upstream oil and gas industry, to limit the emission of air pollutants such as nitrogen oxides and sulphur dioxide.

The Canadian Net-Zero Emissions Accountability Act (the "CNEAA") received royal assent on June 29, 2021, and came into force on the same day. The CNEAA binds the Government of Canada to a process intended to help Canada achieve net-zero emissions by 2050. It establishes rolling five-year emissions reduction targets and requires the government to develop plans to reach each target and support these efforts by creating a Net-Zero Advisory Body. The CNEAA also requires the federal government to publish annual reports that describe how departments and Crown corporations are considering the financial risks and opportunities of climate change in their decision-making. A comprehensive review of the CNEAA is required every five years from the date the CNEAA came into force.

The Government of Canada introduced its 2030 Emissions Reduction Plan (the "2030 ERP") on March 29, 2022. In the 2030 ERP, the Government of Canada proposes a roadmap to reduce its GHG emissions to 40-45% below 2005 levels by 2030. As the first emissions reduction plan issued under the CNEAA, the 2030 ERP aims to reduce emissions by incentivizing electric vehicles and renewable electricity, and capping emissions from the oil and natural gas sector, among other measures.

On June 8, 2022, the Canadian Greenhouse Gas Offset Credit System Regulations were published in the Canada Gazette. The regulations establish a regulatory framework to allow certain kinds of projects to generate and sell offset credits for use in the federal OBPS through Canada's Greenhouse Gas Offset Credit System. The system enables project proponents to generate federal offset credits through projects that reduce GHG emissions under a published federal GHG offset protocol. Offset credits can then be sold to those seeking to meet limits imposed under the OBPS or those seeking to meet voluntary targets.

In July 2023, the federal Clean Fuel Regulations took effect. The Clean Fuel Regulations aim to discourage the use of fossil fuels by increasing the price of those fuels when compared to lower-carbon alternatives, imposing obligations on primary suppliers of transportation fuels in Canada, and requiring fuels to contain a minimum percentage of renewable fuel content and meet emissions caps calculated over the life cycle of the fuel. The Clean Fuel Regulations also establish a market for compliance credits. Compliance credits can be generated by primary suppliers, among others, through carbon capture and storage, producing or importing low-emission fuel, or through end-use fuel switching (for example, operating an electric vehicle charging network).

In November 2024, the federal government published the proposed Oil and Gas Sector Greenhouse Gas Emissions Cap Regulations (the "Proposed Regulations"). The Proposed Regulations would cap emissions from a range of oil and natural gas related activities, create an emissions cap-and-trade system, and require facility operators to comply with various reporting and remittance obligations. The final version of the Proposed Regulations is expected to be published in mid-2025 and come into force by January 1, 2026.

The Government of Canada has developed a Carbon Management Strategy, whereby it aims to deploy various carbon management technologies, including carbon capture, to help achieve federal climate goals. Carbon capture is a technology that captures carbon dioxide from facilities, including industrial or power applications, or directly from the atmosphere. The captured carbon dioxide is then compressed and transported for permanent storage in underground geological formations or used to make new products such as concrete. As part of the 2021 budget, the federal government committed to investing $319 million over seven years into research, development and demonstrations to advance the commercial viability of carbon capture technologies.

In June 2024, the federal government enacted various new tax credits for sustainability-related projects, including the Carbon Capture, Utilization, and Storage ("CCUS") Investment Tax Credit ("ITC"). The CCUS ITC is a refundable tax credit that applies to certain expenses incurred for eligible CCUS projects. It was enacted on June 19, 2024 (but deemed to have come into effect on January 1, 2022). The credit is available from January 1, 2022, until December 31, 2040, with the magnitude of the credit being reduced by 50% beginning on January 1, 2031.

In June 2023, the International Sustainability Standards Board ("ISSB") issued two international environmental reporting standards: IFRS S1, which addresses sustainability-related disclosure, and IFRS S2, which addresses climate-related disclosure. The Canadian Sustainability Standards Board ("CSSB") subsequently released for public comment substantially similar proposed Canadian versions of the international standards ("CSDS 1" and "CSDS 2"), which were finalized in December 2024 (collectively, the "Canadian Standards").

The Canadian Standards require issuers, among other things, to include quantitative data regarding their climate change considerations, to use scenario analysis in developing their disclosure, and to disclose Scope 3 GHG emissions (i.e., indirect emissions from an organization's operations). The finalized Canadian Standards are substantially similar to IFRS S1 and S2 (and earlier drafts of CSDS 1 and CSDS 2), however they have extended implementation timelines for select criteria. Canadian companies are not required to follow the Canadian Standards at this time, however, the Canadian Securities Administrators are considering amending Canadian reporting requirements to include certain aspects of these new Canadian Standards; to what extent they will be adopted remains unclear.

In June 2024 the federal Competition Act was amended to enact new deceptive marketing provisions targeting "greenwashing". The new provisions introduced unclear substantiation requirements for companies making environmental claims and significant fines for failing to meet the new requirements. As a result of the uncertainty with respect to the applicability of the new rules, some companies removed their environmental and sustainability-related disclosure from the public domain. In December 2024 the constitutionality of the new deceptive marketing provisions was challenged in the Alberta Court of King's Bench and the lawsuit remains ongoing.

Provincial

In December 2016, the Oil Sands Emissions Limit Act (Alberta) came into force, establishing an annual 100 megatonne limit for GHG emissions from all oil sands sites, but the regulations necessary to enforce the limit have not yet been developed. The delay in drafting these regulations has been inconsequential thus far, as Alberta's oil sands emitted roughly 82 megatonnes of GHG emissions in 2023, well below the 100 megatonne limit.

In June 2019, the fuel charge element of the federal backstop program took effect in Alberta. In December 2019, the federal government approved Alberta's Technology Innovation and Emissions Reduction ("TIER") regulation, which applies to large emitters. The TIER regulation came into effect on January 1, 2020 (as amended on January 1, 2023) and replaced the previous Carbon Competitiveness Incentives Regulation. The TIER regulation meets the federal benchmark stringency requirements for emissions sources covered in the regulation, but the federal backstop continues to apply to emissions sources not covered by the regulation.

The Government of Alberta committed to lowering annual methane emissions from 2014 levels by 45% by 2025 and reached this target 3 years early. The Government of Alberta enacted the Methane Emission Reduction Regulation on January 1, 2020, and in November 2020, the Government of Canada and the Government of Alberta announced an equivalency agreement regarding the reduction of methane emissions such that the Federal Methane Regulations will not apply in Alberta.

Indigenous Rights

Constitutionally mandated government-led consultation with and, if applicable, accommodation of the rights of, Indigenous groups impacted by regulated industrial activity, as well as proponent-led consultation and accommodation or benefit sharing initiatives, play an increasingly important role in the Western Canadian oil and gas industry. In addition, Canada is a signatory to the United Nations Declaration on the Rights of Indigenous Peoples ("UNDRIP") and the principles set forth therein may continue to influence the role of Indigenous engagement in the development of the oil and natural gas industry in Western Canada. For example, in November 2019, the Declaration on the Rights of Indigenous Peoples Act ("DRIPA") became law in British Columbia. The DRIPA aims to align British Columbia's laws with UNDRIP. In June 2021, the United Nations Declaration on the Rights of Indigenous Peoples Act ("UNDRIP Act") came into force in Canada. Similar to British Columbia's DRIPA, the UNDRIP Act requires the Government of Canada to take all measures necessary to ensure the laws of Canada are consistent with the principles of UNDRIP and to implement an action plan to address UNDRIP's objectives.

As of June 2022, the federal government has sought to implement the UNDRIP Act by, among other things, creating a Secretariat within the Department of Justice to support Indigenous participation in the implementation of UNDRIP (the "Implementation Secretariat"), consulting with Indigenous peoples to identify their priorities, drafting an action plan to align federal laws with UNDRIP, and implementing efforts to educate federal departments on UNDRIP's principles. On June 21, 2023, the Implementation Secretariat released The United Nations Declaration on the Rights of Indigenous Peoples Act Action Plan (the "Action Plan") with respect to aligning federal laws with UNDRIP, which has a 2023-2028 implementation timeframe. In June 2024, the federal government tabled its Third Annual Progress Report on the implementation of the UNDRIP Act (the "Progress Report"), which provides various progress updates, including on the implementation of Canada's Action Plan.

Various Indigenous-related legislation is currently being considered, and related regulations being developed, by the federal government, including the proposed First Nations Clean Water Act (currently being considered by the House of Commons) and regulations regarding Indigenous impact assessment co-administration agreements (currently being developed under the Impact Assessment Act). In addition to the changing legislative landscape, common law precedent regarding existing and new Indigenous-related laws continues to develop. Such developments are expected to continue to add uncertainty to the ability of entities operating in the Canadian oil and natural gas industry to execute on major resource development and infrastructure projects, including, among other projects, pipelines.

On June 29, 2021, the British Columbia Supreme Court issued a judgment in Yahey v British Columbia (the "Blueberry Decision"), in which it determined that the cumulative impacts of industrial development on the traditional territory of the Blueberry River First Nation ("BRFN") in Northeast British Columbia had breached BRFN's rights guaranteed under Treaty 8. The Blueberry Decision may have significant impacts on the regulation of industrial activities in Northeast British Columbia and may lead to similar claims of cumulative effects across Canada in other areas covered by numbered treaties, as has been seen in Alberta.

On January 18, 2023, the Government of British Columbia and BRFN signed the Blueberry River First Nations Implementation Agreement (the "BRFN Agreement"). The BRFN Agreement aims to address the cumulative effects of development on BRFN's claim area through restoration work, establishment of areas protected from industrial development, and a constraint on development activities. Such measures will remain in place while a long-term cumulative effects management regime is implemented. Specifically, the BRFN Agreement includes, among other measures, the establishment of a $200-million restoration fund by June 2025, an ecosystem-based management approach for future land-use planning in culturally important areas, limits on new petroleum and natural gas development, and a new planning regime for future oil and natural gas activities. BRFN will receive $87.5 million over three years, with an opportunity for increased benefits based on petroleum and natural gas revenue sharing and provincial royalty revenue sharing in the next two fiscal years. In July 2024, BRFN filed a civil claim against the Province of British Columbia with respect to the first implementation plan made under the BRFN Agreement, which raises questions about implementation challenges of such an agreement.

The BRFN Agreement has acted as a blueprint for other agreements between the Government of British Columbia and Indigenous groups in Treaty 8 territory. In late January 2023, the Government of British Columbia and four Treaty 8 First Nations — Fort Nelson, Salteau, Halfway River and Doig River First Nations — reached consensus on a collaborative approach to land and resource planning (the "Consensus Agreement"). The Consensus Agreement implements various initiatives including a "cumulative effects" management system linked to natural resource landscape planning and restoration initiatives, new land-use plans and protection measures, and a new revenue sharing approach to support the priorities of Treaty 8 First Nations communities.

In July 2022, Duncan's First Nation filed a lawsuit against the Government of Alberta relying on similar arguments to those advanced successfully by BRFN. Duncan's First Nation claims in its lawsuit that Alberta has failed to uphold its treaty obligations by authorizing development without considering the cumulative impacts on the First Nation's treaty rights. Beaver Lake Cree Nation ("BLCN") brought a similar Treaty claim against the Government of Alberta in 2008, and after 10 years and millions of dollars spent attempting to advance the claim, BLCN filed an application for advanced cost which, if successful, would require both the Alberta and federal governments to pay part of BLCN's litigation costs. This claim ultimately made its way to the SCC, which ruled in favour of BLCN, establishing a new test regarding whether an applicant "can afford" litigation. The initial Treaty claim has been remitted back to the trial court and the parties have been ordered to pay annual litigation costs (including the Government of Alberta being ordered to pay $1.5 million annually) until the matter is settled. The long-term impacts of these lawsuits on the Canadian oil and natural gas industry remain uncertain.

Obsidian Energy and the Environment

Obsidian Energy understands our responsibilities for mitigating the environmental impacts from our operations and recognizes the interests of other land users in resource development areas and conducts our operations accordingly. Obsidian Energy is committed to mitigating the environmental impact from our operations, and to involving stakeholders throughout the exploration, development, production and abandonment process. Obsidian Energy's environmental programs encompass resource conservation, stakeholder communication and site abandonment/reclamation. Our environmental programs are monitored to ensure they comply with all government environmental regulations and with Obsidian Energy's own environmental policies. The results of these programs are reviewed with Obsidian Energy's management and operations personnel, which seeks to drive improvements and to ensure compliance with these policies.

Obsidian Energy maintains a program of detailed inspections, audits and field assessments to determine and quantify the environmental liabilities that will be incurred during the eventual decommissioning and reclamation of our field facilities. Obsidian Energy pursues a program of environmental impact reduction aimed at minimizing these future corporate liabilities without hampering field productivity. This program, launched in 1994, is ongoing, and includes measures to remediate potential contaminant sources, reclaim spill sites and abandon unproductive wells and inactive facilities. For information regarding our estimated future abandonment and reclamation costs as of December 31, 2024, see "– Disclosure of Reserves Data – Total Future Net Revenue (Undiscounted) as of December 31, 2024, Forecast Prices and Costs" and "– Additional Information Concerning Abandonment and Reclamation Costs" in "Appendix A-3 – Statement of Reserves Data and Other Oil and Gas Information", which is attached hereto.

Alberta's TIER program, which came into effect on January 1, 2020, requires participants to comply with ongoing reporting of emissions, and where emissions cannot be reduced to target levels or otherwise accounted for through the use of credits either generated or purchased by Obsidian Energy, financial penalties are imposed. Obsidian Energy has only minor working interests in several non-operated facilities that are considered large emitters (emissions of more than 100,000 CO2e per year) within the requirements of the Alberta GHG regulations.

Obsidian Energy has opted in to the TIER program by combining our smaller facilities into two "aggregate facilities" that allows the Company to participate in the TIER program with streamlined reporting. Aggregate facilities are required to reduce their total emission intensity by 10% initially for 2020, with annual narrowing rates applied in subsequent years. Obsidian Energy continues to take advantage of several low-cost opportunities to reduce our emissions intensity profile. As such, our financial obligations related to compliance with existing federal and provincial legislation regarding GHG emissions are not material at this time.

Because the federal and provincial programs relating to the regulation of the emission of GHGs and other air pollutants continue to be developed, Obsidian Energy is currently unable to predict the total impact of the potential regulations upon our business. Therefore, it is possible that Obsidian Energy could face increases in costs in order to comply with emissions reduction legislation. However, in cooperation with various industry groups, Obsidian Energy continues to work cooperatively with governments to develop an approach to deal with environmental issues that protects the industry's competitiveness, limits the cost and administrative burden of compliance, and supports continued investment in the oil and natural gas sector.

Obsidian Energy is committed to meeting our responsibilities to protect the environment wherever we operate. Obsidian Energy anticipates that our expenditures, both capital and expense in nature, will continue to increase as a result of operational growth and/or the introduction of new and enhanced legislation relating to the protection of the environment. Obsidian Energy will be taking such steps as are required to ensure continued compliance with applicable environmental legislation in each jurisdiction in which we operate. Obsidian Energy believes that we are currently in compliance with applicable environmental laws and regulations in all material respects. Obsidian Energy also believes that it is likely that the trend towards heightened and additional standards in environmental legislation and regulation will continue.

RISK FACTORS

The following is a summary of certain risk factors relating to Obsidian Energy and our business and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form and in our other public filings. Investors should consider carefully the information contained herein and, in particular, the following risk factors. If any of these risks occur, our financial condition and results of operations could be materially adversely affected, which could result in a decline in the trading price of our Common Shares. The risks described below are not an exhaustive list of the risks that may affect Obsidian Energy and our business, nor should they be taken as a complete summary or description of all the risks associated with Obsidian Energy and our business and the oil and natural gas business generally.

The Corporation's business could also be affected by additional risks and uncertainties not currently known to the Corporation or that we currently deem to be immaterial. If any of these risks occur, it could materially harm the Corporation's business, financial condition, results of operations and cash flows, or impair the Corporation's ability to implement business plans or complete development activities as scheduled. In that case, the market price of the Common Shares could decline and you could lose all or part of your investment. The information set forth below contains "forward-looking statements", which are qualified by the information contained in the "Special Note Regarding Forward-Looking Statements" section of this Annual Information Form.

Volatility in oil and natural gas prices could have a material adverse effect on our results of operations and financial condition, which in turn could negatively affect the market price of our Common Shares.

Our results of operations and financial condition are dependent upon the prices that we receive for the oil, NGLs and natural gas that we sell. Historically, the oil, NGLs and natural gas markets have been volatile and are likely to continue to be volatile in the future. Oil, NGLs and natural gas prices have fluctuated widely during recent years and are subject to fluctuations in response to changes in supply, demand, market uncertainty and other factors that are beyond our control. These factors include, but are not limited to:

• global energy policy, including the ability of OPEC (and in particular the Kingdom of Saudi Arabia) and other oil and natural gas exporting nations (and in particular Russia) to set and maintain production levels and influence prices for oil;

• the impact of regional and/or global health related events, such as the COVID-19 pandemic, on economic activity levels and energy demand;

• the limitations on the ability of Western Canadian energy producers to export oil, NGLs and natural gas to U.S. markets and world markets and the resulting discount that Western Canadian energy producers may receive for their products as compared to U.S. and international benchmark commodity prices;

• the availability of transportation infrastructure, and in particular:

• our ability to access space on pipelines that deliver oil, NGLs and natural gas to commercial markets or alternatively contract for the delivery of our products by rail;

• deliverability uncertainties related to the distance of our production from existing pipelines, railway lines, and processing and storage facility infrastructure; and

• operational problems affecting the pipelines, railway lines and processing and storage facilities on which we rely;

• increased growth of shale oil and natural gas production in the U.S.;

• production and storage levels of oil, NGLs and natural gas;

• existing and threatened political instability and hostilities in commodity producing regions such as the Middle East, Europe, Northern Africa and elsewhere;

• occurrence or threat of terrorist attacks that could adversely affect the global economy;

• sanctions imposed on certain oil and natural gas producing nations (such as Russia) by other countries;

• foreign supply of, and demand for, oil and natural gas, including liquefied natural gas;

• weather conditions;

• the overall economic and political environment in Canada, the U.S., Europe, China, Russia, emerging markets and globally;

• the overall level of energy demand;

• government regulation relating to prices, taxes, royalties, tariffs, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business;

• currency exchange rates, interest rates and inflation rates;

• the effect of worldwide environmental and/or energy conservation measures;

• the price and availability of alternative energy supplies; and

• the advent of new technologies.

We make price assumptions that are used for planning purposes, and a significant portion of our cash outflows, including certain operating and capital expenditures and transportation commitments, are largely fixed in nature. Accordingly, if commodity prices are below the expectations on which these commitments were based, our financial results are likely to be adversely and disproportionately affected because these cash outflows are not variable in the short term and cannot be quickly reduced to respond to unanticipated decreases in commodity prices. Our risk management arrangements will not fully mitigate the effects of price volatility.

The economics of producing from some wells may change because of lower prices, which could result in reduced production of oil or natural gas and a reduction in the volumes and the value of the Corporation's reserves. The Corporation may also elect not to produce from certain wells at lower prices. Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisitions and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

All these factors could result in a material decrease in the Corporation's expected net production revenue and a reduction in our oil and natural gas production, acquisition, development and exploration activities. Any substantial and extended decline in the price of oil and natural gas would have an adverse effect on the carrying value of our reserves, borrowing capacity, revenues, profitability and funds flows from operations and may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects, and as a result, the market price of our Common Shares.

Volatility in market conditions for the oil and natural gas industry may affect the value of the Corporation's reserves and restrict our cash flow and our ability to access capital to fund the development of our oil and natural gas assets.

Various market events and conditions existing from time to time, including global excess oil and natural gas supply, concerns over public health related events and the impact that it will have on the supply of and demand for oil, NGLs and natural gas, actions taken by OPEC and non-OPEC countries (i.e. Russia) and conflicts that occasionally arise between these countries when they compete for market share, sanctions against Russia, Iran and Venezuela, slowing growth in China and emerging economies, weakened global relationships, conflict between Ukraine and Russian and/or in the Middle East, isolationist and punitive trade policies, de-globalization, U.S. shale production, sovereign debt levels and political upheavals in various countries, including growing anti-fossil fuel sentiment, have at times caused significant volatility in commodity prices. These events and conditions have at times caused a significant reduction in the valuation of oil and natural gas companies and a decrease in confidence in the oil and natural gas industry. These difficulties have at times been exacerbated in Canada by political and other actions resulting in uncertainty surrounding potential changes to the regulatory, tax, tariff, royalty, environmental and other regulatory regimes. In addition, the difficulties encountered by midstream proponents to obtain the necessary approvals on a timely basis or at all (or if obtained, to maintain such approvals) to build pipelines, liquefied natural gas plants and other facilities to provide better access to markets for the oil and natural gas industry in western Canada have at times led to additional downward price pressure on oil and natural gas produced in western Canada. The resulting price differential between Western Canadian Select oil and Brent and West Texas Intermediate oil has at times created uncertainty and reduced confidence in the oil and natural gas industry in western Canada. See "Industry Conditions".

Lower commodity prices may also affect the volume and value of the Corporation's reserves by rendering certain reserves uneconomic. In addition, lower commodity prices restrict the Corporation's cash flow resulting in less funds from operations being available to fund the Corporation's capital expenditure budget. As a result, the Corporation may not be able to replace our production with additional reserves and both the Corporation's production and reserves could be reduced on a year-over-year basis. Any decrease in value of the Corporation's reserves may reduce the borrowing base under our credit facilities which, depending on the level of the Corporation's indebtedness, could result in the Corporation having to repay a portion of our indebtedness. In addition to possibly resulting in a decrease in the value of the Corporation's economically recoverable reserves, lower commodity prices may also result in a decrease in the value of the Corporation's infrastructure and facilities, all of which could also have the effect of requiring a write down of the carrying value of the Corporation's oil and natural gas assets on our balance sheet and the recognition of an impairment charge in our income statement. Given the challenging market conditions experienced by the Canadian oil and natural gas industry in recent years, the Corporation may have difficulty raising additional funds, or if we are able to do so, it may be on unfavourable and highly dilutive terms. If these conditions return, our cash flow may not be sufficient to continue to fund our operations and satisfy our obligations when due, and our ability to continue to fund our operations and discharge our obligations may require additional equity or debt financing and/or proceeds, or reduction in liabilities, from asset sales. There can be no assurance that such equity or debt financing will be available on terms that are satisfactory to us or at all. Similarly, there can be no assurance that we will be able to realize any or sufficient proceeds or reduction in liabilities from asset sales to continue to fund our operations and discharge our obligations.

The onset of adverse economic conditions could negatively impact financial markets and commodity prices and thus our financial condition.

The demand for energy, including oil, NGLs and natural gas, is generally linked to broad-based economic activities. If there was a slowdown in economic growth, an economic downturn or recession, or other adverse economic or political developments in the U.S., Europe, or Asia, there could be a significant adverse effect on global financial markets and commodity prices. In addition, hostilities in the Middle East and Ukraine and the occurrence or threat of terrorist attacks could adversely affect the global economy. Global or national health concerns, including the outbreak of pandemic or contagious diseases, may adversely affect us by (i) reducing global economic activity thereby resulting in lower demand for oil, NGLs and natural gas, (ii) impairing our supply chain, for example, by limiting the manufacturing of materials or the supply of goods and services used in our operations, and (iii) affecting the health of our workforce, rendering employees unable to work or travel. These and other factors disclosed elsewhere herein that affect the supply and demand for oil, NGLs and natural gas, and our business and industry, could ultimately have an adverse impact on our financial condition, financial performance, and funds flow.

Acquiring, exploring for, developing, and producing from oil and natural gas assets involves many risks. Losses resulting from the occurrence of one or more of these risks may adversely affect our business and thus the value of our Common Shares.

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long‑term commercial success of Obsidian Energy depends on our ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, our existing reserves, and the production from them, will decline over time as we produce from such reserves. A future increase in our reserves will depend on both our ability to explore and develop our existing properties and on our ability to select and acquire suitable producing properties or prospects. There is no assurance that we will be able to continue to find satisfactory properties to acquire or participate in. Moreover, management of Obsidian Energy may determine that current markets, terms of acquisition, participation or pricing conditions make potential acquisitions or participations uneconomic. There is also no assurance that we will discover or acquire further commercial quantities of oil and natural gas.

Future oil and natural gas exploration may involve unprofitable efforts from dry wells or from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, completing (including hydraulic fracturing), operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.

Drilling hazards, environmental damage and various field operating conditions could greatly increase the cost of operations and adversely affect the production from successful wells. Adverse field operating conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut‑ins of wells resulting from extreme weather conditions, insufficient storage or transportation capacity or geological and mechanical conditions. While diligent well supervision, effective maintenance operations and the development of enhanced oil recovery technologies can contribute to maximizing production rates over time, it is not possible to eliminate production delays and declines from normal field operating conditions, which can negatively affect revenue and cash flow levels to varying degrees.

Restrictions on the availability and cost of materials and equipment may impede our exploration, development, and operating activities as oil and natural gas exploration, development, and operating activities are dependent on the availability and cost of specialized materials and equipment (typically leased from third parties) in the areas where such activities are conducted. The availability of such material and equipment is limited. An increase in demand or cost, or a decrease in the availability of such materials and equipment, may impede our exploration, development, and operating activities.

We utilize multi-well pad drilling where practicable. Wells drilled on a pad are typically not placed on production until all wells on the pad are drilled and completed. In addition, problems affecting a single well could adversely affect production from all of the wells on the pad. As a result, multi-well pad drilling can cause delays in the scheduled commencement of production, or interruption in ongoing production. These delays or interruptions may cause volatility in our operating results.

Acquiring, exploring for, developing, and producing from oil and natural gas assets involves many risks. These risks include, but are not limited to:

• encountering unexpected formations or pressures;

• premature declines of reservoirs;

• the invasion of water into producing formations;

• blowouts, explosions, equipment failures and other accidents;

• sour gas releases;

• uncontrollable flows of oil, natural gas or well fluids;

• personal injury to staff and others;

• adverse weather conditions, such as wild fires, flooding and extreme cold temperatures; and

• pollution and other environmental risks, such as fires and spills.

These typical risks and hazards could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment and cause personal injury or threaten wildlife. In particular, we may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to us. Losses resulting from the occurrence of any of these risks may have a material adverse effect on our business, financial condition, results of operations and prospects.

Although we maintain insurance in accordance with customary industry practice based on our projected cost benefit analysis of maintaining such insurance, we are not fully insured against all of these risks, not all risks are insurable, and liabilities associated with certain risks could exceed policy limits or not be covered. Like other oil and natural gas companies, we attempt to conduct our business and financial affairs so as to protect against economic risks applicable to operations in the jurisdictions where we operate, but there can be no assurance that we will be successful in protecting our assets.

The Corporation may require additional financing from time to time to fund the acquisition, exploration and development of properties and our ability to obtain such financing in a timely fashion and on acceptable terms may be negatively impacted by economic and global market conditions.

The Corporation's cash flow from our reserves may not be sufficient to fund our ongoing activities at all times and from time to time, the Corporation may require additional financing in order to carry out our oil and natural gas acquisition, exploration and development activities. Failure to obtain suitable financing on a timely basis could cause the Corporation to forfeit our interest in certain properties, miss certain acquisition opportunities, and/or reduce our operations, or terminate our operations on one or more properties. Due to the prevailing conditions in the oil and natural gas industry and/or global economic and/or political volatility, the Corporation may from time to time have restricted access to capital and/or credit and/or increased capital raising and/or borrowing costs. Recent conditions in the oil and natural gas industry have at times negatively affected the ability of oil and natural gas companies to access additional equity and/or debt financing and/or increased the cost of such financing.

If the Corporation's revenues from our reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation's ability to expend the necessary capital to replace our reserves or to maintain our production. To the extent that external sources of capital and/or credit become limited, unavailable or available on onerous terms, the Corporation's ability to make capital investments and maintain existing assets may be impaired, and our assets, liabilities, business, financial condition and results of operations may be affected materially and adversely as a result. In addition, the future development of the Corporation's petroleum properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms. Alternatively, any available equity financing may be highly dilutive to existing Shareholders. Failure to obtain any financing necessary for the Corporation's capital expenditure or acquisition plans may result in a delay in development or production on the Corporation's properties, or may force the Corporation to divest of certain assets that we would otherwise not sell.

The success of our operations may be negatively impacted by factors outside of our control resulting in operational delays and cost overruns.

We manage a variety of small and large projects in the conduct of our business. Project interruptions may delay expected revenues from operations. Significant project cost over‑runs could make a project uneconomic. Our ability to execute projects and market oil and natural gas depends upon numerous factors beyond our control, including:

• the availability of processing capacity;

• the availability and proximity of transportation infrastructure, including pipeline capacity;

• the availability of storage capacity;

• the availability of, and the ability to acquire, water supplies needed for drilling, hydraulic fracturing and waterfloods, or our ability to dispose of water used or removed from strata at a reasonable cost and in accordance with applicable environmental regulations;

• the supply of and demand for oil and natural gas;

• the availability of alternative fuel sources;

• the effects of inclement and severe weather events, including fire, drought, flooding and extreme cold temperatures;

• the availability of drilling and related equipment;

• unexpected cost increases;

• accidental events;

• currency fluctuations;

• changes in regulations;

• the availability and productivity of skilled labour;

• political uncertainty;

• environmental and Indigenous activism that may result in delays or cancellations of projects; and

• the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

If our funds flow from operations and funds from external financing sources are not sufficient to cover our capital expenditure requirements, we may be required to reallocate available capital among our projects or modify our capital expenditure plans, which may result in delays to, or cancellation of, certain projects or deferral of certain capital expenditures. Any change to our capital expenditure plans could, in turn, have a material adverse effect on our growth objectives and our business, financial position, and results of operations. Because of these factors, we could be unable to execute projects on time, on budget, or at all.

Modification to current or implementation of additional regulations may reduce the demand for oil and natural gas and/or increase our costs and/or delay planned operations.

Various levels of governments impose extensive controls and regulations on oil and natural gas operations (including exploration, development, production, pricing, marketing, transportation, infrastructure and mergers and acquisitions). Governments may regulate or intervene with respect to exploration and production activities, emissions, prices, taxes, royalties, the exportation of oil and natural gas, infrastructure projects and the transfer of assets pursuant to acquisition and divestiture activities. Amendments to these controls and regulations may occur from time to time in response to economic or political conditions.

The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for oil and natural gas and increase our costs, either of which may have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, obtaining certain approvals from regulatory authorities can involve, among other things, stakeholder and Indigenous consultation, environmental impact assessments, and public hearings. Regulatory approvals obtained may be subject to the satisfaction of certain conditions including, but not limited to: security deposit obligations; ongoing regulatory oversight of projects; mitigating or avoiding project impacts; environmental and habitat assessments; and other commitments or obligations. Further, third party challenges to regulatory decisions or orders can reduced the efficiency of the regulatory regime, as the implementation of the decisions and orders may be delayed resulting in uncertainty and interruption to business in the oil and natural gas industry. See "Industry Conditions".

In order to conduct oil and natural gas operations, we require regulatory permits, licenses, registrations, approvals and authorizations from various governmental authorities at the municipal, provincial and federal level. There can be no assurance that we will be able to obtain all of the permits, licenses, registrations, approvals and authorizations that may be required to conduct operations that we may wish to undertake. In addition, certain federal legislation such as the Competition Act and the Investment Canada Act could negatively affect our business, financial condition and the market value of our Common Shares or our assets, particularly when undertaking, or attempting to undertake, acquisition or disposition activity. See "Industry Conditions".

Changing investor sentiment towards the oil and natural gas industry may impact our access to, and cost of, capital.

A number of factors, including the effects of the use of fossil fuels on climate change, the impact of oil and natural gas operations on the environment, environmental damage resulting from spills of petroleum products during production and transportation and Indigenous rights, have affected certain investors', lenders' and insurers' sentiments towards the oil and natural gas industry. As a result of these concerns, some institutional, retail and governmental investors, lenders and insurers have announced that they no longer are willing to fund or invest in, lend to, or insure oil and natural gas properties or companies, or are reducing the amount thereof over time. In addition, certain institutional investors, lenders and insurers are requesting that issuers develop and implement more robust social, environmental and governance policies and practices and make related disclosures. Developing and implementing such policies and practices, and making such related disclosures, can involve significant costs and require a significant time commitment from our Board, management and employees. Failing to implement the policies and practices, and make the related disclosures, as requested by institutional investors, lenders and insurers, may result in such investors reducing their investment in or loan to us, or not investing in or lending to us at all, or such insurers refusing to insure us. Any reduction in the investor, lender and insurer base willing to invest in, lend to and insure the oil and natural gas industry and more specifically, the Corporation, may result in limiting our access to capital or insurance, increasing the cost of capital or insurance, and decreasing the price and liquidity of our Common Shares even if our operating results, underlying asset values or prospects have not changed or have improved.

The market price of our Common Shares has been and will likely continue to be volatile.

The trading price of the securities of oil and natural gas issuers is subject to substantial volatility and is often based on factors both related and unrelated to the financial performance or prospects of issuers. Factors unrelated to our performance could include macroeconomic developments nationally, within North America or globally, domestic and global commodity prices, changing perceptions of the oil and natural gas market and/or worldwide pandemics. In recent years, the volatility of commodities has increased due, in part, to the COVID-19 pandemic, the implementation of computerized trading and the decrease of discretionary commodity trading. In addition, the volatility, trading volume and market price of the securities of oil and natural gas companies has been impacted by increasing investment levels in passive funds that track major indices, as such funds only purchase securities included in such indices. Furthermore, in certain jurisdictions, institutions, including government sponsored entities, have determined to decrease or eliminate their ownership in oil and natural gas entities which may impact the liquidity of certain securities and may put downward pressure on the trading price of those securities. Similarly, the market price of our Common Shares could be subject to significant fluctuations in response to variations in our operating results, financial condition, liquidity, debt levels and other internal factors. Accordingly, the price at which our Common Shares will trade cannot be accurately predicted.

If we are unable to acquire or develop additional reserves, the value of our Common Shares will decline.

Absent free cash flow, equity capital injections, increased debt levels and/or the efficient deployment of capital investments, our production levels and reserves will decline over time.

Our future oil and natural gas reserves and production, and therefore our cash flow, will be highly dependent on our success in exploring and exploiting our reserves and land base and acquiring additional reserves. Without reserve additions through acquisition, exploration or development activities, our reserves and production will decline over time as our existing reserves are depleted.

To the extent that free cash flow or external sources of capital, including the issuance of additional Common Shares, become limited or unavailable, our ability to make the necessary capital investments to maintain or expand our oil and natural gas reserves may be impaired.

The Corporation’s business may be adversely affected by recent and future political and social events and decisions made in Canada, the United States, Europe and elsewhere.

The Corporation's results may be adversely impacted by political, legal or regulatory developments in Canada and elsewhere that affect local operations and local and international markets. Changes in government, government policy or regulations, law or interpretation of settled law, third-party opposition to industrial activity generally or projects specifically, and duration of regulatory reviews could impact the Corporation's existing operations and planned projects. This includes actions by regulators or other political actors to delay or deny necessary licenses or permits for the Corporation's activities or restrict the operation of third-party infrastructure that the Corporation relies on. Additionally, changes in environmental regulations, assessment processes or other laws, and increasing and expanding stakeholder consultation (including with Indigenous stakeholders), may increase the cost of compliance or reduce or delay available business opportunities and adversely impact the Corporation's results.

In early February 2025, the U.S. announced a 25% broad-based tariff on goods exported out of Canada into the United States, other than energy products (including oil and natural gas), which would be subject to a 10% tariff. In response, the Canadian government announced that it would impose a 25% tariff on $155 billion of goods imported from the U.S. The U.S. also announced a 25% tariff on goods imported from Mexico and a 10% tariff on goods imported from China. Representatives of the U.S. government have also publicly stated that they are considering imposing tariffs on goods imported from other countries. Prior to the U.S. tariffs on Canadian and Mexican goods becoming effecting, they were paused for a month pending further negotiations, although the U.S. subsequently announced that a 25% tariff on steel and aluminum imported from all countries (including Canada) would take effect in early March 2025. If enacted, these tariffs, and any changes to these tariffs or imposition of any new tariffs, taxes or import or export restrictions or prohibitions, could have a material adverse effect on the Canadian economy, the Canadian oil and natural gas industry and the Corporation. Furthermore, there is a risk that the tariffs imposed by the U.S. on other countries will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Corporation.

Other government and political factors that could adversely affect our financial results include increases in taxes or government royalty rates (including retroactive claims) and changes in trade policies and agreements. Further, the adoption of regulations mandating efficiency standards and mandating the sale of electric vehicles or the use of alternative fuels or uncompetitive fuel components, could affect the demand for our products. Many governments are providing tax advantages and other subsidies to support alternative energy sources or are mandating the use of specific fuels, technologies or electric vehicles. Governments and others are also promoting research into new technologies to reduce the cost and increase the scalability of alternative energy sources, and the success of these initiatives may decrease demand for our products.

A change in federal, provincial or municipal governments in Canada may have an impact on the directions taken by such governments on matters that may impact the oil and natural gas industry including the balance between economic development and environmental policy. The oil and natural gas industry has become an increasingly politically polarizing topic, which has resulted in a rise in civil disobedience surrounding oil and natural gas development, particularly with respect to infrastructure projects such as pipelines. Protests, blockades, demonstrations and vandalism have the potential to delay and disrupt the Corporation's activities. See "Industry Conditions – Regulatory Authorities and Environmental Regulation" and "Industry Conditions – Transportation Constraints and Market Access".

Climate change concerns could result in increased operating costs and reduced demand for the Corporation's products and securities, while the potential physical effects of climate change could disrupt the Corporation's production and cause it to incur significant costs in preparing for or responding to those effects.

Global climate issues continue to attract public and scientific attention. Numerous reports, including reports from the Intergovernmental Panel on Climate Change, have engendered concern about the impacts of human activity, especially fossil fuel combustion, on global climate issues. In turn, increasing public, government, and investor attention is being paid to global climate issues and to emissions of GHGs, including emissions of carbon dioxide and methane from the production and use of oil, NGLs and natural gas. The majority of countries across the globe, including Canada, have agreed to reduce their carbon emissions in accordance with the Paris Agreement. At the 2021 United Nations Climate Change Conference, Canada made several pledges aimed at reducing Canada's GHG emissions and at the 2024 United Nations Climate Change Conference, Canada reaffirmed its commitments to transitioning away from fossil fuels and further cutting GHG emissions. As discussed below, we face both transition risks and physical risks associated with climate change and climate change policy and regulations.

Transition risks

Foreign and domestic governments continue to evaluate and implement policy, legislation, and regulations focused on restricting emissions commonly referred to as GHG emissions and promoting adaptation to climate change and the transition to a low-carbon economy. It is not possible to predict what measures foreign and domestic governments may implement in this regard, nor is it possible to predict the requirements that such measures may impose or when such measures may be implemented. However, international multilateral agreements, the obligations adopted thereunder and legal challenges concerning the adequacy of climate-related policy brought against foreign and domestic governments may accelerate the implementation of such measures. Given the evolving nature of climate change policy and the control of GHG emissions and resulting requirements, including carbon taxes and carbon pricing schemes implemented by varying levels of government, it is expected that current and future climate change regulations will have the effect of increasing the Corporation's operating expenses and, in the long-term, potentially reducing the demand for oil, NGLs, natural gas and related products, resulting in a decrease in the Corporation's profitability and a reduction in the value of our assets.

Claims have been made against certain energy companies alleging that GHG emissions from oil and natural gas operations constitute a public nuisance under certain laws or that such energy companies provided misleading disclosure to the public and investors of current or future risks associated with climate change. As a result, individuals, government authorities, or other organizations may make claims against oil and natural gas companies, including the Corporation, for alleged personal injury, property damage, or other potential liabilities. While the Corporation is not a party to any such litigation or proceedings, it could be named in actions making similar allegations. An unfavorable ruling in any such case could adversely affect the demand for and price of securities issued by the Corporation, impact our operations and have an adverse impact on our financial condition.

Given the elevated long-term risks associated with environmental policy development, regulatory changes, public and private legal challenges, or other market developments related to climate change, there have also been efforts in recent years affecting the financial community, including investment advisors, sovereign wealth funds, banks, public pension funds, universities and other institutional investors, promoting direct engagement and dialogue with companies in their portfolios on climate change action (including exercising their voting rights on matters relating to climate change) and increased capital allocation to investments in low-carbon assets and businesses while decreasing the carbon intensity of their portfolios through, among other measures, divestments of companies with high exposure to GHG-intensive operations and products. Certain stakeholders have also pressured insurance providers and commercial and investment banks to reduce or stop financing, and providing insurance coverage to oil and natural gas and related infrastructure businesses and projects. The impact of such efforts require the Corporation's management to dedicate significant time and resources to these climate change-related concerns, may adversely affect the Corporation's operations, the demand for and price of the Corporation's securities and may negatively impact the Corporation's cost of capital and access to capital markets.

Emissions, carbon and other regulations impacting climate and climate-related matters are constantly evolving. With respect to ESG and climate reporting, in June 2023 the International Sustainability Standards Board issued two new international sustainability disclosure standards IFRS S1 and S2, with the aim to develop sustainability disclosure standards that are globally consistent, comparable and reliable; in December 2024 the CSSB finalized substantially similar new Canadian Standards, CSDS 1 and CSDS 2. The Canadian Securities Administrators which had previously published for comment Proposed National Instrument 51-107 – Disclosure of Climate-Related Matters, intends to incorporate the Canadian Standards into new climate-related disclosure requirements for reporting issuers in Canada. If we are not able to meet future climate-related reporting requirements of regulators or current and future expectations of investors, insurance providers, or other stakeholders, our business and ability to attract and retain skilled employees, obtain regulatory permits, licences, registrations, approvals, and authorizations from various governmental authorities, and raise capital may be adversely affected. See "Industry Conditions – Climate Change Regulation".

New anti-greenwashing rules introduce risk into making certain environmental-related disclosures

On June 20, 2024, Bill C-59 received royal assent, thereby enacting certain changes to the Competition Act to address "greenwashing", meaning false, misleading, or deceptive environmental claims made for the purpose of promoting a product or a business interest. Under the new rules, certain environmental claims that companies commonly make, including those related to sustainability and forward-looking environmental-related goals, may be problematic. How the new rules will be interpreted and applied is currently unclear. In June 2025, new private rights of action will come into effect, meaning that any person will be able to bring a complaint directly to the Competition Tribunal for an alleged violation of the new greenwashing provisions. The Competition Bureau has published draft guidance regarding how it will apply the new greenwashing provisions, however the guidance, even once finalized, is not and will not be binding on private parties nor the Competition Tribunal. Companies found to have made representations that violate the rules, intentionally or inadvertently, could be subject to an administrative penalty for the greater of $10 million for the first order and $15 million for any subsequent order, and 3% of the corporation's annual worldwide gross revenues.

Physical risks

The potential physical risks resulting from climate change are long-term in nature and associated with a high degree of uncertainty regarding timing, scope and severity of potential impacts. We do not conduct fundamental research regarding the scientific inquiry of climate change, but do stay abreast of the scientific literature on the subject. Many experts believe global climate change could increase extreme variability in weather patterns such as increased frequency of severe weather, rising mean temperature and sea levels, and long-term changes in precipitation patterns. Extreme hot and cold weather, heavy snowfall, heavy rainfall, and wildfires may restrict the Corporation's ability to access our properties and cause operational difficulties, including damage to equipment and infrastructure. Extreme weather also increases the risk of personnel injury as a result of dangerous working conditions. Certain of the Corporation's assets are in locations that are proximate to forests and rivers and a wildfire or flood may lead to significant downtime and/or damage to the Corporation's assets or cause disruptions to the production and transport of our products or the delivery of goods and services in our supply chain.

We may not be able to repay all or part of our indebtedness, or alternatively, refinance all or part of our indebtedness on commercially reasonable terms. We may not be able to comply with the covenants (and in particular the financial covenants) contained in our debt instruments. The occurrence of any one of these events could have a material adverse effect on our results of operations and financial condition, which in turn could negatively affect the market price of our Common Shares.

We currently have a reserve-based syndicated credit facility in place that provides us with a $300.0 million revolving credit facility. The credit facility is subject to a semi-annual borrowing base redetermination typically in May and November of each year and currently has a revolving period to May 31, 2025 and a maturity date of May 31, 2026. We have granted a floating charge security over all of our properties in favour of the lenders within our banking syndicate. As of December 31, 2024, there was $225.0 million drawn on our credit facility. In the event that our credit facility is not extended before the maturity date, all outstanding indebtedness under the credit facility will be repayable at that date. There is a risk that our credit facility will not be renewed for the same principal amount or on the same terms. Any of these events could adversely affect our ability to fund our ongoing operations.

The amount authorized under the Corporation's credit facility is dependent on the borrowing base determined by our lenders. The Corporation's lenders use the Corporation's reserves, commodity prices, applicable discount rate and other factors to periodically determine the Corporation's borrowing base. Commodity prices may continue to be volatile as a result of various factors, including decreased demand for commodities due to any global pandemic, the advent of a recession in North America or globally, limited egress options for Western Canadian oil and natural gas producers, actions taken to limit OPEC and non-OPEC production, limited storage capacity, the impact of the ongoing war between Ukraine and Russia and related sanctions on Russia and hostilities in the Middle East, and increased production by U.S. shale producers. A decline in commodity prices could reduce the Corporation's borrowing base, reducing the funds available to the Corporation under the credit facility. This could result in the requirement to repay a portion, or all, of the Corporation's indebtedness.

As at December 31, 2024, we had $114.2 million principal amount of Senior Unsecured Notes outstanding, which are due on July 27, 2027. Under certain circumstances, we are required to offer to repurchase up to $63.8 million principal amount of the Senior Unsecured Notes (a "Repurchase Offer") – as of December 31, 2024, we had repurchased $13.4 million principal amount of the Senior Unsecured Notes which included amounts purchased on the open market. In the event that we are unable to repurchase, repay or refinance our Senior Unsecured Notes (or if we must refinance these debt obligations on less favourable terms) it may adversely affect our ability to fund our ongoing operations. Our Senior Unsecured Notes are rated by credit agencies and a downgrade of our rating may impact their value and/or ability to refinance them at an attractive rate or at all.

We are required to comply with covenants under our credit facilities and Senior Unsecured Notes which may either affect the availability, or price, of additional funding. In the event that we do not comply with covenants under one or more of these debt instruments, our access to capital could be restricted or repayment could be required, which could adversely affect our ability to fund our ongoing operations. Events beyond the Corporation's control may contribute to the failure of the Corporation to comply with such covenants. A failure to comply with covenants could result in default under the Corporation's credit facility and/or Senior Unsecured Notes, which could result in the Corporation being required to repay amounts owing thereunder. The acceleration of our indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross default or cross acceleration provisions.

In addition, the Corporation's credit facility and Senior Unsecured Notes may impose operating and financial restrictions on the Corporation that could include restrictions on the payment of dividends, the repurchase or making of other distributions with respect to the Corporation's securities, the incurring of additional indebtedness, the provision of guarantees, the assumption of loans, the making of capital expenditures, the entering into of amalgamations, mergers, take-over bids or acquisition or disposition of assets, among others.

If the Corporation's lenders and/or noteholders require repayment of all or a portion of the amounts outstanding under our credit facilities and/or Senior Unsecured Notes for any reason, including for a default of a covenant, the reduction of a borrowing base or the acceptance of a Repurchase Offer, there is no certainty that the Corporation would be in a position to make such repayment. Even if the Corporation is able to obtain new financing in order to make any required repayment under our credit facilities and/or Senior Unsecured Notes, it may not be on commercially reasonable terms or terms that are acceptable to the Corporation. If the Corporation is unable to repay amounts owing under our credit facilities and/or Senior Unsecured Notes, the lenders under such credit facilities could proceed to foreclose or otherwise realize upon the collateral granted to them to secure the credit facilities and the noteholders could seek to enforce the remedies available to them.

Increased debt levels may impair the Corporation's ability to borrow additional capital on a timely basis to fund opportunities as they arise.

From time to time, we may enter into transactions to acquire assets or shares of other organizations. These transactions may be financed in whole or in part with debt, which could increase our debt levels above industry standards for oil and natural gas companies of a similar size. Depending on future exploration and development plans, we may require additional debt financing that may not be available or, if available, may not be available on favourable terms. Neither our articles nor our by‑laws limit the amount of indebtedness that we may incur. The level of our indebtedness from time to time could impair our ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise, and may adversely affect the market price of our Common Shares if investors consider our debt levels to be higher than that of our peers.

Our risk management program subjects us to certain risks, including financial loss and counterparty risk.

From time to time, we may enter into physical or financial agreements to receive fixed prices on our oil and natural gas production, which is intended to mitigate the effect of commodity price volatility, potential associated risk of revenue loss, and support our capital budgeting and expenditure and return of capital to shareholder plans. However, to the extent that we engage in price risk management activities to protect ourselves from commodity price declines, we may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, our risk management arrangements may expose us to the risk of financial loss in certain circumstances, including instances in which:

• production falls short of the contracted volumes or prices fall significantly lower than expected;

• there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the contractual arrangement;

• counterparties to the contractual arrangements or other price risk management contracts fail to perform under those arrangements; or

• a sudden unexpected event materially impacts oil and natural gas prices.

On the other hand, failure to protect against a decline in commodity prices exposes us to reduced liquidity when prices decline. A sustained lower commodity price environment would result in lower realized prices for unprotected volumes and reduce the prices at which we would enter into derivative contracts on future volumes. This could make such transactions unattractive, and, as a result, some or all of our production volumes forecasted for the current fiscal year and beyond may not be protected by derivative arrangements.

Similarly, from time to time, we may enter into agreements to fix the exchange rate of Canadian to United States dollars or other currencies in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to other currencies. However, if the Canadian dollar declines in value compared to such fixed currencies, we will not benefit from the fluctuating exchange rate.

The price of oil and natural gas is affected by political events throughout the world. Any such event could result in a material decline in commodity prices and in turn result in a reduction in the market price of our Common Shares.

Political changes in North America and political instability in the Middle East and elsewhere may cause disruptions in the supply of oil and natural gas that affects the marketability and price of oil and natural gas acquired, produced or discovered by us. Conflicts, or conversely peaceful developments, arising outside of Canada, including changes in political regimes or the parties in power, may have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in commodity prices and therefore result in a reduction of our revenues and consequently impact our operations and the market price of our Common Shares.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centres located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and the military campaign against these terrorist organizations has launched a series of responding attacks in Palestine. This conflict then significantly broadened with Israel also battling Hezbollah in Lebanon and significant conflict between Israel and Iran and other Iran backed proxies in the area. In addition, the Syrian Assad regime subsequently fell and it is unknown whether a stable Syrian government will develop.

The outcome of these conflicts has the potential to have wide-ranging consequences on the world economy and the global price of oil. There is a risk that these conflicts and developments could lead to wider regional instability in the Middle East, home to some of the world’s biggest oil producers. The long-term impacts of these conflicts remain uncertain on oil and natural gas prices and the world economy. Such developments could have an impact on the oil and natural gas industry as a whole including the Corporation.

In February 2022, Russian military forces invaded Ukraine. Ukrainian military personnel and civilians continue to actively resist the invasion. Many countries throughout the world have provided aid to Ukraine in the form of financial aid and in some cases military equipment and weapons to assist in its resistance to the Russian invasion. The North Atlantic Treaty Organization ("NATO") has also mobilized forces to NATO member countries that are close to the conflict as deterrence to further Russian aggression in the region. Additionally, certain countries including Canada have imposed strict financial and trade sanctions against Russia. The outcome of the ongoing conflict and related sanctions remains uncertain and may have wide-ranging consequences on the peace and stability of the region and the world economy.

Changes to the demand for oil and natural gas products and the rise of petroleum alternatives may negatively affect the Corporation's financial condition, results of operations and cash flow.

Fuel conservation measures, alternative fuel requirements, electric vehicle mandates, increasing consumer demand for alternatives to oil and natural gas and technological advances in fuel economy and renewable energy generation and storage systems could reduce the demand for oil, natural gas and other hydrocarbons. Recently, certain jurisdictions have implemented policies or incentives to decrease the use of fossil fuels and encourage the use of renewable fuel alternatives (including electric vehicles), which may lessen the demand for petroleum products and put downward pressure on commodity prices. In addition, advancements in energy efficient products have a similar effect on the demand for oil and natural gas products. The Corporation cannot predict the impact of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows by decreasing the Corporation's profitability, increasing our costs, limiting our access to capital and decreasing the value of our assets.

Implementation of new regulations on hydraulic fracturing may lead to operational delays, increased costs and/or decreased production volumes, which could adversely affect the Corporation's financial position. The Corporation's operations are dependent on the availability of water and our ability to dispose of produced water from drilling and production activities.

Hydraulic fracturing involves the injection of water, sand and additives under pressure into rock formations to stimulate the production of oil, NGLs and natural gas. Specifically, hydraulic fracturing enables the production of commercial quantities of oil and natural gas from previously unproductive reservoirs. Certain areas in Alberta and other provinces have been prone to seismic activity and as a result, additional protocols relating to hydraulic fracturing and seismic monitoring have been implemented in such areas. Any new laws, regulations, or permitting requirements regarding hydraulic fracturing could lead to operational delays, increased operating costs and/or third-party or governmental claims, and could increase the Corporation's costs of compliance and doing business, as well as delay the development of oil, liquids and natural gas resources from shale formations, which are not commercial without the use of hydraulic fracturing. Restrictions or bans on hydraulic fracturing in the areas where we operate could reduce the amount of oil and natural gas that we are ultimately able to produce from our reserves and resources and/or could result in us being unable to economically recover certain of our oil and natural gas reserves and resources, which in either case could result in a significant decrease in the value of our assets.

Water is an essential component of the Corporation's drilling and hydraulic fracturing processes. Limitations or restrictions on the Corporation's ability to secure sufficient amounts of water (including limitations resulting from natural causes such as drought), could materially and adversely impact our operations. Severe drought conditions can result in local water authorities taking steps to restrict the use of water in their jurisdiction for drilling and hydraulic fracturing in order to protect the local water supply. For instance, in 2024 significantly reduced mountain snowpack and below-average precipitation led to extremely low reservoir levels and record-low river levels in certain areas of Alberta. As such, for the first time since 2001, Alberta's Drought Command Team was authorized to negotiate water-sharing agreements with water licence holders, including in the Red Deer River, Bow River and Old Man River basins, to manage water use and mitigate the risks of drought. If the Corporation is unable to obtain water to use in our operations from local sources, water may need to be obtained from new sources and transported to drilling sites, resulting in increased costs. Cost increases could have a material adverse effect on drilling economics resulting in delays or suspensions of drilling which may ultimately have a detrimental effect on our financial condition, results of operations, and cash flows.

In addition, the Corporation must dispose of the fluids produced from oil, NGLs and natural gas production operations, including produced water, which we do directly or through the use of third-party vendors. The legal requirements related to the disposal of produced water into a non-producing geologic formation by means of underground injection wells are subject to change based on concerns of the public or governmental authorities regarding such disposal activities. Government authorities may issue orders to temporarily shut down or to curtail the injection depth of existing wells in the vicinity of seismic events.

Another consequence of seismic events may be lawsuits alleging that disposal well operations have caused damage to neighboring properties or otherwise violated laws and regulations regarding waste disposal. These developments could result in additional regulation and restrictions on the use of injection wells by the Corporation or by commercial disposal well vendors that the Corporation may use from time to time to dispose of produced water. Increased regulation and attention given to induced seismicity could also lead to greater opposition, including litigation to limit or prohibit oil and natural gas activities utilizing injection wells for produced water disposal. Any one or more of these developments may result in the Corporation or our vendors having to limit disposal well volumes, disposal rates and pressures or locations, or require the Corporation or our vendors to shut down or curtail the injection of produced water into disposal wells, which events could have a material adverse effect on the Corporation's business, financial condition, and results of operations.

Minor earthquakes are common in certain parts of Alberta and the AER has introduced seismic protocols for hydraulic fracturing operators in the Montney-Lower Doig, Duvernay, Cardium, Brazeau and Red Deer areas (collectively, the "Seismic Protocol Regions"). Oil and natural gas producers in each of the Seismic Protocol Regions are subject to a "traffic light" reporting system that sets thresholds on the Richter scale of earthquake magnitude, which vary among the regions. The reporting requirements include an assessment of the potential for seismicity prior to conducting operations, the implementation of a response plan to address potential seismic events and the suspension of operations, depending on the magnitude of an earthquake. Orders imposed by the AER in response to seismic events remain in effect as long as the AER deems them necessary. In recent years, hydraulic fracturing has been linked to increased seismicity in the areas in which hydraulic fracturing takes place, leading to continued monitoring by the AER. The Corporation is currently following a “traffic light” protocol in response to the AER Order regarding seismic activity that the AER deems to be associated with one of our water disposal wells in the Peace River region. The protocol has not affected our ongoing operations to-date but could impact them in the future if conditions change or the AER Order is changed. The Corporation is appealing the AER Order. The AER may extend seismic protocols to other areas of the province if necessary. See "Industry Conditions – Regulatory Authorities and Environmental Regulation" and "Description of Our Business – General Development of the Business –Year Ended December 31, 2023 – AER Order Regarding Water Disposal Well".

Regulatory water use restrictions and/or limited access to water or other fluids may impact the Corporation's production volumes from our waterflood programs.

The Corporation undertakes or intends to undertake certain waterflooding programs which involve the injection of water or other liquids into an oil reservoir to increase production and reserves recovered from the reservoir and to decrease production declines. To undertake such waterflooding activities, the Corporation needs to have access to sufficient volumes of water, or other liquids, to pump into the reservoir to increase the pressure in the reservoir. There is no certainty that the Corporation will have access to the required volumes of water. In addition, in certain areas there may be restrictions on water use for activities such as waterflooding. If the Corporation is unable to access such water, we may not be able to undertake waterflooding activities, which may reduce the amount of oil and natural gas that the Corporation is ultimately able to produce from our reservoirs. In addition, the Corporation may undertake certain waterflood programs that ultimately prove unsuccessful in increasing production from the reservoir and as a result have a negative impact on the Corporation's results of operations.

Fluctuations in foreign currency exchange rates and interest rates could adversely affect our business, and adversely affect the market price of our Common Shares.

World oil and natural gas prices are predominately denominated in United States dollars and the Canadian dollar price received by Canadian oil and natural gas producers is therefore affected by the Canadian/U.S. dollar exchange rate, which fluctuates over time. Material increases in the value of the Canadian dollar relative to the United States dollar will negatively affect, among other things, our oil production revenues in Canadian dollars. We generally fund our cash costs in Canadian dollars. Strengthening of the Canadian dollar (excluding risk management activities) against the United States dollar negatively affects the amount of Canadian dollar funds available to us for reinvestment, and negatively affects the future value of our reserves as calculated by independent evaluators. Although a low value of the Canadian dollar relative to the United States dollar may positively affect the price we receive for our oil and natural gas production, it could also result in an increase in the price for certain goods used for our operations, which may have a negative impact on our financial results.

To the extent that the Corporation engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which the Corporation may contract.

An increase in interest rates could result in a significant increase in the amount we pay to service debt, resulting in a reduced amount of funds available to fund our exploration and development activities and the cash available for dividends and/or Common Share repurchases, all of which could negatively impact the market price of the Common Shares.

Actual reserves will vary from reserves estimates and those variations could be material and negatively affect the market price of our Common Shares.

There are numerous uncertainties inherent in estimating quantities of reserves and future net revenues to be derived therefrom, including many factors beyond our control. The reserves and associated net revenue information set forth herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves (including the breakdown of reserves by product type) and the future net revenue therefrom are based upon a number of variable factors and assumptions, such as:

• commodity prices;

• historical production from the properties;

• production rates and estimated production decline rates;

• estimated ultimate recovery of reserves and resources;

• changes in technology;

• timing and amount and effectiveness of future capital expenditures;

• marketability and price of oil, NGLs and natural gas;

• royalty rates;

• the assumed effects of regulation by governmental agencies; and

• future operating costs;

all of which may vary materially from actual results.

As a result, estimates of the economically recoverable oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. Our actual production, revenues, taxes and development and operating expenditures will vary from reserve estimates thereof and such variations could be material.

Estimates of proved and probable reserves that may be developed and produced in the future are sometimes based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas are often estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, GLJ have used forecast price and cost estimates in calculating the reserve quantities and future net revenue disclosed herein. Actual future net revenue will be affected by other factors including but not limited to actual production levels, supply and demand for oil, NGLs and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and net revenue derived from the Corporation's reserves will vary from the reserve estimates contained in the Engineering Report summarized herein, and such variations could be material. The Engineering Report summarized herein is based in part on the assumption that certain activities will be undertaken by us in future years and the further assumption that such activities will be successful. The reserves and estimated net revenue to be derived therefrom contained in the Engineering Report summarized herein will be reduced in future years to the extent that such activities are not undertaken or, if undertaken, do not achieve the level of success assumed in the Engineering Report summarized herein. The Engineering Report described herein is effective as of a specific date and, except as otherwise noted, has not been updated and thus does not reflect changes in our reserves since that date.

A decrease in the fair market future value of our risk management financial instruments could result in a non-cash charge against our income under applicable accounting standards.

Under IFRS, accounting for financial instruments may result in non-cash charges against income as a result of reductions in the fair market future value of such instruments. A decrease in the fair market future value of the financial instruments as a result of fluctuations in future commodity prices and/or foreign exchange rates may result in a non-cash charge against income, which may be viewed unfavourably in the market.

Lack of capacity and/or regulatory constraints on gathering and processing facilities, pipeline systems, trucking and railway lines may have a negative impact on our ability to produce and sell our oil and natural gas.

We deliver our products through gathering and processing facilities, pipeline systems and, in certain circumstances, by truck and railway systems. The amount of oil and natural gas that we can produce and sell is subject to the accessibility, availability, proximity and capacity of these gathering and processing facilities, pipeline systems, trucks and railway lines. The lack of firm pipeline capacity, production limits and limits on availability of capacity in gathering and processing facilities, pipeline systems or railway lines continues to affect the oil and natural gas industry and limits the ability to transport produced oil and natural gas to market. In addition, the pro-rationing of capacity on inter-provincial pipeline systems from time to time affects the ability of oil and natural gas companies to export oil and natural gas, and could result in our inability to realize the full economic potential of our production or in a reduction of the price offered for our production. Unexpected shut downs or curtailment of capacity of pipelines for maintenance or integrity work or because of actions taken by regulators could also affect the Corporation's anticipated production, operations and financial results. Any significant change in market factors or other conditions affecting these infrastructure systems and facilities, as well as any delays in constructing new infrastructure systems and facilities (or uncertainty regarding whether such construction will proceed), could harm our business and, in turn, our financial condition, results of operations and cash flows.

A portion of our production may be processed through facilities owned by third parties that we do not control. From time to time these facilities may discontinue or decrease operations either as a result of normal servicing requirements or as a result of unexpected events. A discontinuation or decrease of operations could materially adversely affect our ability to process our production and to deliver the same to market. Midstream and pipeline companies may take actions to maximize their return on investment, which may in turn adversely affect producers and shippers, especially when combined with a regulatory framework that may not always align with the interests of shippers.

We may not be able to achieve the anticipated benefits of acquisitions or dispositions and the integration of acquisitions may result in the loss of key employees and the disruption of on-going business relationships.

We make acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as our ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with ours. The integration of acquired businesses and assets may require substantial managerial effort, time and resources and may divert management's focus from other strategic opportunities and operational matters and may also result in the loss of key employees, the disruption of on-going business, supplier, customer and employee relationships and deficiencies in internal controls or information technology controls. We continually assess the value and mix of our assets in light of our business plans and strategic objectives. In this regard, non-core assets may be periodically disposed of so that we can focus our efforts and resources more efficiently. Depending on the market conditions for such non-core assets, certain of our non-core assets, if disposed of, may realize less on disposition than their assessed carrying value in our financial statements.

The incorrect assessment of value at the time of acquisitions could adversely affect the value of our Common Shares.

Acquisitions of oil and natural gas properties or companies will be based in large part on engineering and economic assessments. These assessments include a series of assumptions regarding such factors as recoverability and marketability of oil and natural gas, future prices of oil and natural gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond our control. All such assessments involve a measure of geological and engineering uncertainty that could result in lower production and reserves than anticipated. If actual reserves or production are less than we expect, our revenues and consequently the value of our Common Shares could be negatively affected.

We may be unable to successfully compete with other companies in our industry, which could negatively affect the market price of our Common Shares.

There is strong competition relating to all aspects of the oil and natural gas industry. We compete with numerous other companies in connection with our oil and natural gas exploration, development, production and marketing activities, many of whom have substantially greater financial and operational resources, staff and facilities than those of the Corporation. Among other things, we compete for:

• resources, including capital and skilled personnel;

• the acquisition of properties with longer life reserves and exploitation and development opportunities; and

• access to equipment, markets, transportation capacity, drilling and service rigs and storage and processing facilities.

Some of the companies with whom we compete not only explore for, develop and produce oil and natural gas, but also carry on refining operations and market oil and natural gas on an international basis. As a result of these complementary activities, some of these competitors may have greater and more diverse competitive resources to draw on than the Corporation.

Our ability to make future capital expenditures may depend on our ability to access third party financing.

The Corporation anticipates making substantial capital expenditures for the exploration, development, acquisition and production of oil and natural gas reserves in the future. As future capital expenditures will be financed out of cash generated from operations, borrowings and potentially proceeds from asset sales and possible future equity sales, the Corporation's ability to do so is dependent on, among other factors:

• the overall state of the capital markets;

• the Corporation's credit rating (if applicable);

• commodity prices;

• interest rates;

• royalty rates;

• tax burden due to current and future tax laws; and

• investor appetite for investments in the oil and natural gas industry, and the Corporation's securities in particular.

Further, if the Corporation's revenues or reserves decline, we may not have access to the capital necessary to undertake or complete future drilling programs. The conditions in, or affecting, the oil and natural gas industry have negatively impacted the ability of oil and natural gas companies, including the Corporation, to access additional financing and/or the cost thereof. There can be no assurance that debt or equity financing, or cash generated by operations, will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The Corporation may be required to seek additional equity financing on terms that are highly dilutive to existing Shareholders. The inability of the Corporation to access sufficient capital for our operations could have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects.

Changes to royalty regimes may have a material and adverse impact on our financial condition.

There can be no assurance that the governments in the jurisdictions where we operate will not adopt a new, or modify the existing, royalty regimes, which in each case may have an impact on the economics of our projects or the profitability of our operations. An increase in royalties would reduce our earnings and could make future capital investments, or our operations, less economic. See "Industry Conditions".

Seasonal factors and extreme weather conditions may lead to declines in our activities and thereby adversely affect our business and the market price of our Common Shares.

The level of activity in the Canadian oil and natural gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable, which prevents, delays or makes operations more difficult. Consequently, municipal and provincial transportation departments may enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Road bans and other restrictions generally result in a reduction of drilling and exploratory activities and may also result in the shut-in of some of the Corporation's production. Also, certain of our oil and natural gas producing areas may be located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of impassable muskeg (swampy terrain). In addition, extreme cold weather, heavy snowfall and heavy rainfall may restrict access to our properties and cause operational difficulties, including damage to machinery, or contribute to personnel injury because of dangerous working conditions.

Our operations are susceptible to the impacts of wildfires and flooding. In the past, our production levels (and as a result our revenues) have at times been materially and adversely affected by wildfires and flooding. In addition to the loss of revenue that results from the loss of production when our operations are affected by wildfires and/or flooding, we incur expenses responding to such events, repairing damaged equipment, and resuming operations. Although our insurance policies may compensate us for part of our losses, they will not compensate us for all of our losses. In addition, wildfires and/or flooding consume both financial resources and management and employee time that would otherwise be directed towards the development of our business and the pursuit of our business strategy. We can offer no assurance that the severe wildfires and flooding that have at times affected our operations will not occur again in the future with equal or greater severity.

Seasonal factors and unexpected weather patterns, including wildfires, flooding and/or extreme temperatures, may lead to material declines in our exploration, development and production activities and may consume material amounts of our financial and human resources, and thereby materially and adversely affect our results of operations and financial condition.

Opposition by Indigenous groups to the conduct of the Corporation's operations, development or exploratory activities may negatively impact the Corporation.

Opposition by Indigenous groups to the conduct of our operations, development or exploratory activities in any of the jurisdictions in which the Corporation conducts business may negatively impact it in terms of public perception, diversion of management's time and resources, legal and other advisory expenses, and could adversely impact the Corporation's progress and ability to explore and develop properties.

Some Indigenous groups across Canada have established and asserted treaty entitlements, title to land and Aboriginal rights. Although there are no treaty, title or rights claims on lands where the Corporation operates, the Corporation does operate on Indigenous traditional lands and within certain Métis Settlements which have certain consultation rights, and no certainty exists that any lands currently unaffected by such claims brought by Indigenous groups will remain unaffected by future claims. Such claims, if successful, could have a material adverse impact on our operations or pace of growth.

The Canadian federal and provincial governments have a duty to consult with Indigenous people when contemplating actions that may adversely affect the asserted or proven Indigenous or treaty rights and, in certain circumstances, accommodate their concerns. The scope of the duty to consult by federal and provincial governments varies upon the circumstances and is often the subject of litigation. The fulfillment of the duty to consult Indigenous people and any associated accommodations may adversely affect the Corporation's ability to, or increase the timeline to, obtain or renew, permits, leases, licences and other approvals, or to meet the terms and conditions of those approvals. For example, a 2021 British Columbia Supreme Court decision determined that the cumulative impacts of government sanctioned industrial development on the traditional territories of a First Nation in northeast British Columbia breached that group's treaty rights. In 2023, the Government of British Columbia and the First Nation came to an agreement relating to further industrial activities in the area. The developments in northeastern British Columbia relating to Indigenous rights may lead to similar claims of cumulative effects across Canada in other areas covered by treaties. The long-term impacts and associated risks of the decision on the Canadian oil and natural gas industry and the Corporation remain uncertain.

In addition, the federal government has introduced legislation to implement the UNDRIP. Other Canadian jurisdictions including British Columbia have introduced or passed similar legislation, have begun considering the principles and objectives of UNDRIP, or may do so in the future. The means and timelines associated with UNDRIP’s implementation by government are uncertain. Additional processes may be created and legislation associated with project development and operations may be amended or introduced, further increasing uncertainty with respect to project regulatory approval timelines and requirements. See "Industry Conditions – Indigenous Rights".

Our properties may be subject to action by non-governmental organizations or terrorist attack.

In addition to the risks outlined above related to geopolitical developments, the Corporation's oil and natural gas properties, wells and facilities could be subject to a terrorist attack, physical sabotage or public opposition. Such public opposition could expose the Corporation to the risk of higher costs, delays or even project cancellations due to increased pressure on governments and regulators by special interest groups including Indigenous groups, landowners, environmental interest groups (including those opposed to oil and natural gas production operations) and other non-governmental organizations, blockades, legal or regulatory actions or challenges, increased regulatory oversight, reduced support from the federal, provincial or municipal governments, delays in, challenges to, or the revocation of regulatory approvals, permits and/or licenses and direct legal challenges, including the possibility of climate-related litigation. There is no guarantee that the Corporation will be able to satisfy the concerns of such special interest groups and non-governmental organizations and attempting to address such concerns may require the Corporation to incur significant and unanticipated capital and operating expenditures and may divert the attention of management and key personnel from business operations. If any of the Corporation's properties, wells or facilities are the subject of blockades, vandalism, sabotage, or a terrorist attack it may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects.

Changing regulatory frameworks related to conducting business on or near First Nation lands may negatively impact the Corporation.

The federal government is in the process of developing various regulatory regimes that could create new requirements when doing business with Indigenous groups and on or near First Nation lands, for example, Bill C-226, National Strategy Respecting Environmental Racism and Environmental Justice Act, which received royal assent in June 2024, the new Indigenous co-administration agreement provisions of the Impact Assessment Act for which regulations, policy, guidance and procedures are forthcoming, and the proposed Bill C-61, First Nations Clean Water Act, which is currently being considered by the House of Commons. The introduction of such new regulatory schemes has the potential to disrupt the Corporation's ongoing activities and introduce uncertainty into potential future projects.

We may experience challenges adopting new technologies and our costs may increase as a result of such adoption.

The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other oil and natural gas companies may have greater financial, technical and personnel resources that allow them to implement and benefit from technological advantages now and in the future. There can be no assurance that we will be able to respond to such competitive pressures and implement such technologies on a timely basis or at a reasonable cost. If the Corporation does implement such technologies, there is no assurance that the Corporation will do so successfully. One or more of the technologies currently utilized by us or potentially implemented in the future may become obsolete. If we are unable to utilize the most advanced commercially available technology, or we are unsuccessful in implementing certain technologies, our business, financial condition and results of operations could be materially adversely affected.

We may be subject to growth related risks.

We may be subject to growth related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to train and manage and potentially expand our employee base. Our inability to deal with such growth may have a material adverse effect on our business, financial condition, results of operations or prospects.

The Corporation may have to pay certain costs associated with abandonment and reclamation.

The Corporation will need to comply with the terms and conditions of environmental and regulatory approvals and all legislation regarding the abandonment of its projects and reclamation of the project lands at the end of their economic life, which may result in substantial abandonment and reclamation costs. Any failure to comply with the terms and conditions of the Corporation’s approvals and legislation may result in the imposition of fines and penalties, which may be material. Generally, abandonment and reclamation costs are substantial and, while the Corporation accrues a reserve in our financial statements for such costs in accordance with IFRS, such accruals may be insufficient.

It is not possible at this time to estimate abandonment and reclamation costs reliably since they will, in part, depend on future regulatory requirements. In addition, in the future, the Corporation may determine that it is prudent or required by applicable laws, regulations or regulatory approvals to establish and fund one or more reclamation funds to provide for payment of future abandonment and reclamation costs. If the Corporation establishes a reclamation fund, our liquidity and cash flow may be adversely affected.

Alberta has developed liability management programs designed to prevent taxpayers from incurring costs associated with suspension, abandonment, remediation and reclamation of wells, facilities and pipelines if a licensee or permit holder is unable to satisfy its regulatory obligations. The implementation of or changes to the requirements of liability management programs may result in significant increases to the security that must be posted by licensees, increased and more frequent financial disclosure obligations or the denial of licence or permit transfers, which could impact the availability of capital to be spent by us, which could in turn materially adversely affect the Corporation’s business and financial condition. In addition, these liability management programs may prevent or interfere with our ability to acquire or dispose of assets, as both the vendor and the purchaser of oil and natural gas assets must be in compliance with the liability management programs (both before and after the transfer of the assets) for the applicable regulatory agency to allow for the transfer of such assets.

Our operation of oil and natural gas wells, and our participation in oil and natural gas wells operated by others, could subject us to environmental claims and liability and/or increased compliance costs, all of which could affect the market price of our Common Shares.

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for and regulates, among other things, the initiation and approval of new oil and natural gas projects and restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. In addition, such legislation sets out requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well and facility sites. New environmental legislation at the federal and provincial levels of government may increase uncertainty among oil and natural gas industry participants as the new laws are implemented, and the effects of the new laws are experienced, which may adversely affect activity levels in the oil and natural gas industry. See "Industry Conditions".

Compliance with environmental legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and legal liability, and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require us to incur costs to remedy such discharge. In November 2024, the federal government published a draft of the proposed Oil and Gas Sector Greenhouse Gas Emissions Cap Regulations, which, if enacted as currently drafted, would cap emissions from a range of industrial activities in the oil and natural gas sector, establish a cap-and-trade system for emissions allowances, and require facility operators to comply with various reporting and remittance obligations. Such proposed regulations, which could affect investor confidence, suppress spending on decarbonization initiatives and lead to production cuts, are expected to be finalized in mid-2025 and come into force by January 1, 2026.

Although we believe that we are in material compliance with current applicable environmental legislation, no assurance can be given that environmental compliance requirements will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on our business, financial condition, results of operations and prospects. See “Industry Conditions”.

In the normal course of our operations, we are exposed to litigation, which if determined adversely, could have a material and adverse impact on us.

In the normal course of our operations, we may become involved in, named as a party to, or be the subject of, legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to personal injuries (including resulting from exposure to hazardous substances), property damage, property taxes, land and access rights, environmental issues (including claims relating to contamination or natural resource damages), securities law matters (such as our public disclosures), contract disputes and employment matters. The outcome of outstanding, pending or future proceedings cannot be predicted and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition and results of operations at such time. Even if we prevail in any such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from business operations, which could have an adverse affect on our financial condition.

The failure of third parties to meet their contractual obligations to us may have a material adverse effect on our financial condition.

We may be exposed to third party credit risk through our contractual arrangements with our current or future joint venture partners, marketers of our petroleum and natural gas production, counterparties to our derivative risk management contracts, and other parties. In addition, we may be exposed to third party credit risk from operators of properties in which we have a working or royalty interest and from purchasers of assets from us for various liabilities, including well abandonment and reclamation obligations assumed by the purchasers. In the event such entities fail to meet their contractual obligations to us, such failures may have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry generally and/or of one or more of our joint venture partners in particular, may affect a joint venture partner's willingness to participate in our ongoing capital program, potentially delaying the program and the results of such program until we find a suitable alternative partner.

The use of derivative risk management contracts involves the risk that the counterparties will be unable to meet the financial terms of such transactions. We are unable to predict changes in a counterparty's creditworthiness or ability to perform. Even if we accurately predict such changes, our ability to negate this risk may be limited depending upon market conditions and the contractual terms of the agreements. During periods of declining commodity prices, our derivative receivable positions may increase, which would increase our counterparty credit exposure. To the extent that any of such third parties go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in us being unable to collect all or a portion of any money owing from such parties. Any of these factors could materially adversely affect our financial and operational results.

A failure to secure the services and equipment necessary to the Corporation's operations for the expected price, on the expected timeline, or at all, may have an adverse effect on the Corporation's financial performance and cash flows.

Recently Canada, the United States and other countries have experience high levels of inflation, supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs and commodity prices, and additional government intervention through stimulus spending and additional regulations, including potential tariffs. These factors have increased or could increase the operating costs of the Corporation. If the Corporation is unable to manage costs it may impact project returns and future development decisions, which could have a material adverse effect on our financial performance and cash flows.

The cost or availability of oil and natural gas field equipment may adversely affect the Corporation's ability to undertake exploration, development and construction projects. The oil and natural gas industry is cyclical in nature and is prone to shortages of supply of equipment and services including drilling rigs, geological and geophysical services, engineering and construction services, major equipment items for infrastructure projects and construction materials generally. These materials and services may not be available when required at reasonable prices. A failure to secure the services and equipment necessary to the Corporation's operations for the expected price, on the expected timeline, or at all, may have an adverse effect on the Corporation's financial performance and cash flows.

In addition, over the last several years, many central banks including the Bank of Canada and U.S. Federal Reserve have raised interest rates in an attempt to combat inflation. While interest rates have begun to fall, higher interest rates over the last several years have impacted the Corporation's borrowing costs. The increase in borrowing costs may impact project returns and future development decisions, which could have a material adverse effect on its financial performance and cash flows of the Corporation. Elevated interest rates could also result in a recession in Canada, the United States or other countries. A recession may have a negative impact on demand for oil and natural gas, causing a decrease in commodity prices. A decrease in commodity prices would immediately impact the Corporation's revenues and cash flows and could also reduce drilling activity on the Corporation's properties.

An inability to recruit and retain a skilled workforce and key personnel may negatively impact the Corporation.

The operations and management of the Corporation require the recruitment and retention of a skilled workforce, including engineers, technical personnel and other professionals. The loss of key members of such workforce, or a substantial portion of the workforce as a whole, could result in the failure to implement the Corporation's business plans which could have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects.

Competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of our business. In addition, the decline in market conditions in recent years resulted in a significant number of skilled personnel exiting the oil and natural gas industry and fewer young professionals entering the industry. The Corporation does not have any key personnel insurance in effect. Contributions of the existing management team to the immediate and near term operations of the Corporation are likely to be of central importance. In addition, certain of the Corporation's current employees are senior and have significant institutional knowledge that must be transferred to other employees prior to their departure from the Corporation. If the Corporation is unable to retain current employees, successfully complete effective knowledge transfers and/or recruit new employees with the requisite knowledge and experience; the Corporation could be negatively impacted. In addition, the Corporation could experience increased costs to retain and recruit these professionals. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

Our information assets and critical infrastructure may be subject to destruction, theft, cyber-attacks or misuse by unauthorized parties.

We are dependent upon the availability, capacity, reliability and security of our information technology infrastructure, and our ability to expand and continually update this infrastructure, to conduct daily operations. We depend on various information technology systems to estimate reserve quantities, process and record financial data, manage our land base, manage financial resources, analyze seismic information, administer our contracts with our operators and lessees and communicate with employees and third parties.

Further, we are subject to a variety of information technology and system risks as a part of our normal course operations, including potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of our information technology systems by third parties or insiders. Unauthorized access to these systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations, or disruption to our business activities or our competitive position.

In addition, phishing attempts, in which a malicious party attempts to obtain sensitive information such as usernames, passwords, credit card and banking details (and money), or approval of wire transfer requests, have become more widespread and sophisticated in recent years. If the Corporation becomes a victim to a phishing attack it could result in a loss or theft of the Corporation's financial resources or critical data or could result in a loss of control of the Corporation's technological infrastructure. Employees of corporations are often the targets of such phishing attacks, whereby parties using fraudulent emails to misappropriate information or to introduce viruses or other malware through "Trojan horse" programs to the Corporation's systems. These emails appear to be legitimate emails, but direct recipients to fraudulent websites operated by the sender of the email or request recipients to send a password or other confidential information through email or to download malware.

The Corporation maintains policies and procedures that address and implement employee protocols with respect to electronic communications and electronic devices and conducts annual cyber-security risk assessments. The Corporation also employs encryption protection of its confidential information, all computers and other electronic devices. Despite the Corporation's efforts to mitigate such phishing attacks through education and training, phishing activities remain a serious problem that may damage our information technology infrastructure. The Corporation applies technical and process controls in line with industry-accepted standards to protect our information assets and systems, including a response plan for responding to a cyber-security incident. However, these controls may not adequately prevent cyber-security breaches. Disruption of critical information technology services, or breaches of information security, could have a negative effect on our performance and earnings, as well as on our reputation. The significance of any such event is difficult to quantify and may in certain circumstances be material and could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The handling of secure information exposes the Corporation to potential data security risks that could result in monetary damages against the Corporation and could otherwise damage its reputation, and adversely affect its business, financial condition and results of operations

The protection of customer, employee, and company data is critical to the Corporation's business. The regulatory environment in Canada surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and evolving requirements. Certain legislation, including the Personal Information Protection and Electronic Documents Act in Canada, require documents to be securely destroyed to avoid identity theft and inadvertent disclosure of confidential and sensitive information. A significant breach of customer, employee, or company data could attract a substantial amount of media attention, damage the Corporation's customer relationships and reputation, and result in fines or lawsuits. In addition, an increasing number of countries have introduced and/or increased enforcement of comprehensive privacy laws or are expected to do so. The continued emphasis on information security as well as increasing concerns about government surveillance may lead customers to request the Corporation to take additional measures to enhance security and/or assume higher liability under its contracts. As a result of legislative initiatives and customer demands, the Corporation may have to modify its operations to further improve data security. Any such modifications may result in increased expenses and operational complexity, and adversely affect its reputation, business, financial condition and results of operations.

We rely on third parties to operate some of our assets.

Other companies operate some of the assets in which the Corporation has an interest. The Corporation has limited ability to exercise influence over the operation of those assets and their associated costs, which could adversely affect the Corporation's financial performance. The Corporation's return on assets operated by others depends upon a number of factors that may be outside of the Corporation's control, including, but not limited to, the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology, and risk management practices.

In addition, due to the volatility of commodity prices, from time to time some companies, including companies that may operate some of the assets in which the Corporation has an interest, may encounter financial difficulty, which could impact their ability to fund and pursue capital expenditures, carry out their operations in a safe and effective manner, and satisfy regulatory requirements with respect to abandonment and reclamation obligations. If companies that operate some of the assets in which the Corporation has an interest fail to satisfy regulatory requirements with respect to abandonment and reclamation obligations, the Corporation may be required to satisfy such obligations and to seek reimbursement from such companies. To the extent that any of such companies go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in such assets being shut-in, the Corporation potentially becoming subject to additional liabilities relating to such assets, and the Corporation having difficulty collecting revenue due from such operators or recovering amounts owing to the Corporation from such operators for their share of abandonment and reclamation obligations. Any of these factors could have a material adverse effect on the Corporation's financial and operational results.

A portion of the Corporation's revenues from royalty payors and certain of our operations are dependent on the financial and operational capacity of third-party working interest owners to develop and produce from the Corporation's properties, over which we have limited influence.

The Corporation relies on other companies drilling and producing from lands in which the Corporation has a royalty interest. The Corporation has a very limited ability to exercise influence over the decision of other companies to drill and produce from such lands. The Corporation's return on lands in which we have a royalty interest depends upon a number of factors that may be outside of the Corporation's control, including, but not limited to, the capital expenditure budgets and financial resources of the operators who have a working interest in such lands, the operator's ability to efficiently produce the resources from such lands, and commodity prices.

In addition, from time to time companies that have a working interest in the lands in which the Corporation has a royalty interest may encounter financial difficulty, which could affect their ability to fund and pursue capital expenditures on such lands. Any reduction in the drilling and production from lands in which the Corporation has a royalty interest would negatively affect the Corporation's cash flows and financial results.

Any financial difficulty of companies which have assets in which the Corporation has a royalty interest may affect the Corporation's ability to collect royalty payments, especially if such companies go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency. In addition, to the extent any companies who have assets in which the Corporation has a royalty interest go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency it is possible that the Corporation's royalty interest may not be (or may not be recognized as) an interest in land and as such the Corporation's royalty interest may not survive such bankruptcy or insolvency proceedings.

A decrease in, or restriction in access to, diluent supply may increase the Corporation's operating costs.

Heavy oil and bitumen are characterized by high specific gravity or weight and high viscosity or resistance to flow. Diluent is required to facilitate the transportation of heavy oil and bitumen. A shortfall in the supply of diluent, or a restriction in access to diluent, may cause its price to increase, increasing the cost to transport heavy oil and bitumen to market. An increase to the cost of bringing heavy oil and bitumen to market may increase the Corporation's overall operating cost and/or transportation cost and result in decreased cash flows, negatively impacting the overall profitability of the Corporation's heavy oil and bitumen projects.

The Corporation's operations and drilling activity is vulnerable to risks associated with operating in a limited geographic area.

The Corporation's producing properties are geographically concentrated in the Province of Alberta. As a result, to the extent demand for and costs of personnel, equipment, power, services, and resources in Alberta are high, it could result in a delay or inability to secure such personnel, equipment, power, services and resources. Any delay or inability to secure personnel, equipment, power, services, and resources could result in oil, NGLs and natural gas production volumes being below the Corporation's forecasted production volumes. In addition, any decrease in production volumes, or any significant increases in costs, could have a material adverse effect on the Corporation's financial conditions, results of operations, cash flow and profitability.

As a result of this geographic concentration, the Corporation may be disproportionately exposed to the impact of delays or interruptions of operations or production in Alberta caused by external factors such as governmental regulation, Canadian federal and/or provincial politics, transportation limitations, Indigenous rights claims and consultations, supply shortages or extreme weather-related conditions.

Changes in Canadian income tax legislation and other laws may adversely affect us and our Shareholders.

Income tax laws, or other laws or government incentive programs relating to the oil and natural gas industry, such as the treatment of resource taxation, dividends, share repurchases or capital gains, may in the future be changed or interpreted in a manner that adversely affects us and/or our Shareholders. Furthermore, tax authorities having jurisdiction over us and/or our Shareholders may disagree with how we calculate our income for tax purposes or could change administrative practices to our detriment and/or the detriment of our Shareholders.

We file all required income tax returns and believe that we are in compliance with the provisions of the Tax Act and all applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Obsidian Energy, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes, penalties, and interest payable, which could have an adverse effect on our financial condition.

Unauthorized use of intellectual property may cause us to engage in or be the subject of litigation.

Due to the rapid development of oil and natural gas technology, in the normal course of our operations, we may become involved in, named as a party to, or be the subject of, legal proceedings in which it is alleged that we have infringed the intellectual property rights of others or which we initiate against others that we believe are infringing upon our intellectual property rights. The Corporation's involvement in intellectual property litigation could result in significant expense, adversely affecting the development of our assets or intellectual property or diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in the Corporation's favour. In the event of an adverse outcome as a defendant in any such litigation, the Corporation may, among other things, be required to: (a) pay substantial damages and/or cease the development, use, sale or importation of processes that infringe upon other patented intellectual property; (b) expend significant resources to develop or acquire non-infringing intellectual property; (c) discontinue processes incorporating infringing technology; or (d) obtain licences to the infringing intellectual property. However, the Corporation may not be successful in such development or acquisition or such licences may not be available on reasonable terms. Any such development, acquisition or licence could require the expenditure of substantial time and other resources and could have a material adverse effect on the Corporation's business and financial position.

We are exposed to potential liabilities that may not be covered, in part or in whole, by insurance.

Our involvement in the exploration for and development of oil and natural gas properties could subject us to liability for pollution, blowouts, sour natural gas leaks, property damage, personal injury or other hazards. Although the Corporation maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, certain risks may not, in all circumstances, be insurable or, in certain circumstances, we may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to us. The occurrence of a significant event that we are not fully insured against, our inability to obtain insurance coverage against one or more risks at acceptable premium rates or at all, or the insolvency of the insurer of such event, could have a material adverse effect on our financial condition, results of operations or prospects.

Our insurance policies are generally renewed on an annual basis and, depending on factors such as market conditions, the premiums, policy limits and/or deductibles for certain insurance policies can vary substantially. In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased premiums could lead us to decide to reduce or possibly eliminate coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. Should any of these insurers refuse to continue to provide insurance coverage, our overall risk exposure could increase and we could incur significant costs.

The issuance of securities pursuant to our treasury-based equity incentive plans may result in Shareholder dilution.

In addition to potential future acquisitions, financings or other transactions involving the issuance of our Common Shares, which may be dilutive to Shareholders, Shareholder dilution may also result from the issuance of Common Shares pursuant to our stock option plan and our restricted and performance share unit plan. For more information regarding these compensation plans, see our most recent Information Circular and Proxy Statement, financial statements and related MD&A filed on SEDAR+ at www.sedarplus.ca

Lower oil and natural gas prices and higher costs increase the risk of write-downs of our oil and natural gas property assets and goodwill (if any).

Under IFRS, when indicators of impairment exist, the carrying value of our "Property, plant and equipment" ("PP&E") and "Goodwill" (if any) is compared to its recoverable amount. The recoverable amount is defined as the higher of the fair value less cost to sell or value in use. A decline in oil and natural gas prices may be an indicator of impairment and may result in a write-down of the value of our assets. While these write-downs would not affect cash flow from operations, the charge to earnings may be viewed unfavourably by investors and could adversely impact the market price of our Common Shares and the calculation of our compliance with the financial covenants contained in our debt instruments. PP&E asset write-downs may also be reversed to earnings in future periods should the conditions that caused impairment reverse.

We may not be able to maintain the confidentiality of sensitive information in business dealings with third parties, and our remedies for breaches of confidentiality may not fully compensate us for our losses.

While discussing potential business relationships or other transactions with third parties, we may disclose confidential information relating to our business, operations or affairs. Although confidentiality agreements are generally signed by third parties prior to the disclosure of any confidential information, a breach could put us at competitive risk and may cause significant damage to our business. The harm to our business from a breach of confidentiality cannot be predicted but may be material and may not be compensable in damages. There is no assurance that, in the event of a breach of confidentiality, we will be able to obtain equitable remedies, such as injunctive relief, from a court of competent jurisdiction in a timely manner, if at all, in order to prevent or mitigate any damage to our business that such breach of confidentiality may cause.

An unforeseen defect in the chain of title to our oil and natural gas producing properties may arise to defeat our claim, which could have an adverse effect on the market price of our Common Shares.

The Corporation's actual title to and interest in its properties, and its right to produce and sell the oil and natural gas therefrom, may vary from the Corporation's records. If a defect exists in the chain of title or in the Corporation's right to produce, or a legal challenge or legislative change arises, it is possible that the Corporation may lose all or a portion of the properties to which the title defect relates and/or its right to produce from such properties. This may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects.

Canadian and United States practices differ in reporting reserves and production and our estimates may not be comparable to those of companies in the United States.

In this Annual Information Form, we report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51‑101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by United States companies. Nevertheless, as part of Obsidian Energy's Form 40-F for the year ended December 31, 2024 filed with the SEC, Obsidian Energy has disclosed proved reserves quantities using the standards contained in SEC Regulation S-X, and the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves determined in accordance with the U.S. Financial Accounting Standards Board, "Disclosures About Oil and Gas Producing Activities", which disclosure complies with the SEC's rules for disclosing oil and natural gas reserves.

The ability of residents of the United States to enforce civil remedies against us and our directors, officers and experts may be limited.

Obsidian Energy is organized under the laws of Alberta, Canada and our principal places of business are in Canada. Most of our directors and officers and the experts named herein are residents of Canada, and all or a substantial portion of our assets and all or a substantial portion of the assets of most of such persons are located outside the United States. As a result, it may be difficult for investors in the United States to effect service of process within the United States upon those directors, officers and experts who are not residents of the United States or to enforce against them judgments of United States courts based upon civil liability under the United States federal securities laws or the securities laws of any state within the United States. There is doubt as to the enforceability in Canada against us or against any of our directors, officers or experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities based solely upon the United States federal securities laws or the securities laws of any state within the United States.

The termination or expiration of licenses and leases through which we or our industry partners hold our interests in petroleum and natural gas substances could adversely affect the market price of our Common Shares.

Our properties are held in the form of licenses and leases and working interests in licenses and leases. If we or the holder of the license or lease fail to meet the specific requirement of a license or lease, the license or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each license or lease will be met. The termination or expiration of a license or lease or the working interest relating to a license or lease and the associated abandonment and reclamation obligations may have a material adverse effect on our results of operations, business, financial condition and prospects.

The Corporation does not pay dividends and there is no assurance that we will do so in the future.

The Corporation does not currently pay dividends on our Common Shares. The payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and debt repayments, the Corporation's debt levels and constraints on paying dividends imposed by our lenders and noteholders, and other considerations as the Board considers relevant.

Our directors and management may have conflicts of interest that may create incentives for them to act contrary to or in competition with the interests of our Shareholders.

Certain directors and officers of Obsidian Energy are engaged in, and will continue to engage in, other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Obsidian Energy may become subject to conflicts of interest. The ABCA provides that in the event that a director or officer of the Corporation is a party to a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation, the director or officer must disclose the nature and extent of his or her interest and, if a director, must refrain from voting on any resolution to approve the contract or transaction unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA and our Code of Business Conduct and Ethics. See "Directors and Executive Officers of Obsidian Energy – Conflicts of Interest".

Expanding the Corporation's business exposes us to new risks and uncertainties.

The operations and expertise of the Corporation's management are currently focused primarily on oil and natural gas production, exploration and development in the Province of Alberta. In the future, the Corporation may acquire or move into new industry related activities or new geographical areas and may acquire different energy-related assets; as a result, the Corporation may face unexpected risks or, alternatively, its exposure to one or more existing risk factors may be significantly increased, which may in turn result in the Corporation's future operational and financial conditions being adversely affected.

The Corporation relies on our reputation to continue our operations and to attract and retain investors and employees.

The Corporation's business, operations or financial condition may be negatively impacted as a result of any negative public opinion towards the Corporation or as a result of any negative sentiment toward or in respect of the Corporation's reputation with stakeholders, special interest groups, political leadership, the media or other entities. Public opinion may be influenced by certain media and special interest groups' negative portrayal of the oil and natural gas industry as well as their opposition to certain oil and natural gas projects. Potential impacts of negative public opinion or reputational issues may include delays or interruptions in operations, legal or regulatory actions or challenges, blockades, increased regulatory oversight, reduced support for, delays in, challenges to, or the revocation of regulatory approvals, permits and/or licenses, increased costs and/or cost overruns, and reduced access to (or an increase in the cost of) capital, credit and/or insurance coverage. The Corporation's reputation and public opinion could also be impacted by the actions and activities of other companies operating in the oil and natural gas industry, particularly other producers, over which the Corporation has no control.

Similarly, the Corporation's reputation could be impacted by negative publicity related to loss of life, injury or damage to property and environmental damage caused by the Corporation's operations. In addition, if the Corporation develops a reputation of having an unsafe work site, it may impact the ability of the Corporation to attract and retain the necessary skilled employees and consultants to operate our business. Opposition from special interest groups opposed to oil and natural gas development and the possibility of climate related litigation against governments and fossil fuel companies may impact the Corporation's reputation.

Reputational risk cannot be managed in isolation from other forms of risk. Credit, market, operational, insurance, regulatory and legal risks, among others, must all be managed effectively to safeguard the Corporation's reputation. Damage to the Corporation's reputation could result in negative investor sentiment towards the Corporation, which may result in limiting the Corporation's access to capital, credit and/or insurance coverage, increasing the cost of capital, credit and/or insurance coverage, and decreasing the price and liquidity of the Common Shares.

There might not always be an active trading market in the United States and/or Canada for our Common Shares.

While there is currently an active trading market for our Common Shares in both the United States (on the NYSE American) and Canada (on the TSX), we cannot guarantee that an active trading market will be sustained in either country. If an active trading market in our Common Shares is not sustained, the trading liquidity of our Common Shares will be limited, and the market value of our Common Shares may be reduced.

The Corporation faces compliance and supervisory challenges in respect of the use of social media as a means of communicating with industry partners, stakeholders and the general public.

Increasingly, social media is used as a vehicle to carry out phishing attacks. Information posted on social media sites, for business or personal purposes, may be used by attackers to gain entry into the Corporation's systems and obtain confidential information. The Corporation applies malware, threat, and geolocation protection to all employee social media access while on the Corporate network. Corporate internet usage undergoes continual evaluation and there is management oversight via firewall reports, with the Corporation retaining control over social media access and staff usage monitoring. As social media continues to grow in influence and access to social media platforms becomes increasingly prevalent, there are significant risks that the Corporation may not be able to properly regulate social media use and preserve adequate records of business activities and third-party communications conducted through the use of social media platforms.

The introduction of new supply chain due diligence and reporting requirements could expose the Corporation to certain risks

In May 2023, the Fighting Against Forced Labour and Child Labour in Supply Chains Act was passed and came into force on January 1, 2024. Pursuant to the new legislation, any company that is subject to the reporting requirements, including the Corporation, is required to file an annual report with respect to its supply chains. Further, in late 2024 the federal government signaled its intention to create a new and more onerous supply chain due diligence regime overseen by a new oversight agency, whereby reporting entities will be required to scrutinize their international supply chains for human rights risks and take action to resolve any such risks. While the Corporation is currently unaware of any forced or child labour in any of our supply chains, the increased scrutiny on the supply chains of Canadian companies could uncover the risk or existence of forced or child labour in a supply chain to which the Corporation has a connection, which could negatively impact the reputation of the Corporation.

Natural Disasters, Terrorist Acts, Civil Unrest, Pandemics and Other Disruptions and Dislocations, may adversely affect the Corporation.

Upon the occurrence of a natural disaster, or upon an incident of war, riot or civil unrest, the impacted country, province, state or region may not efficiently and quickly recover from such event, which could have a materially adverse effect on the Corporation, our customers, and/or either of their businesses or operations. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious disease or viruses, domestic and global trade disruptions, infrastructure disruptions, civil disobedience or unrest, natural disasters, national emergencies, acts of war, technological attacks and related events can result in volatility and disruption to local and global supply chains, operations, mobility of people and the financial markets, which could result in a significant reduction in economic activity in Canada and internationally along with a drop in demand for oil and natural gas, as well as affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Corporation, its customers, and/or either of their businesses or operations, which may have a material adverse effect on the Corporation's reputation, business, financial conditions or operations and could aggravate the other risk factors identified herein.

Forward-looking statements may prove inaccurate.

Shareholders and prospective investors are cautioned not to place undue reliance on the Corporation's forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Additional information on the risks, assumptions and uncertainties are found under the heading "Special Note Regarding Forward-Looking Statements" in this Annual Information Form.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts that are material to us and that were entered into by us or one of our Subsidiaries within the most recently completed financial year or before the most recently completed financial year but which are still material and are still in effect, are the following:

(a) the credit agreement dated July 27, 2022, as amended and restated on March 22, 2023 and on June 26, 2024 and as further amended on September 18, 2024 and on October 7, 2024 among Obsidian Energy and certain lenders and other parties in respect of Obsidian Energy's reserve-based loan syndicated credit facility, which agreement is described under "Capitalization of Obsidian Energy – Debt Capital – Credit Facility"; and

(b) the trust indenture agreement dated July 27, 2022 among Obsidian Energy and Computershare Trust Company of Canada, as Trustee, for our Senior Unsecured Notes, which agreement is described under "Capitalization of Obsidian Energy – Debt Capital – Senior Unsecured Notes".

Economic Dependence

We are not currently a party to any contract on which our business is substantially dependent, including any contract to sell the major part of our products or to purchase the major part of our requirements for goods, services or raw materials, or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name on which our business depends.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Other than as has been disclosed, there are no legal proceedings that Obsidian Energy is or was a party to, or that any of Obsidian Energy's property is or was the subject of, during the most recently completed financial year, that were or are material to Obsidian Energy, and there are no such material legal proceedings that Obsidian Energy knows to be contemplated. For the purposes of the foregoing, a legal proceeding is not considered to be "material" by us if it involves a claim for damages and the amount involved, exclusive of interest and costs, does not exceed 10% of our current assets, provided that if any proceeding presents in large degree the same legal and factual issues as other proceedings pending or known to be contemplated, we have included the amount involved in the other proceedings in computing the percentage.

Regulatory Actions

Other than as has been disclosed, there were no: (i) penalties or sanctions imposed against Obsidian Energy by a court relating to securities legislation or by a security regulatory authority during our most recently completed financial year; (ii) any other penalties or sanctions imposed by a court or regulatory body against Obsidian Energy that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements Obsidian Energy entered into before a court relating to securities legislation or with a securities regulatory authority during Obsidian Energy's most recently completed financial year. The Company continues to comply with the AER Order pending the outcome of our appeal. The AER appeal hearing was completed on December 6, 2024 with a decision to be provided within 90 days of final paper submissions. See also "Description of Our Business – General Development of the Business –Year Ended December 31, 2023 – AER Order Regarding Water Disposal Well".

TRANSFER AGENTS AND REGISTRARS

Effective January 13, 2025, the transfer agent and registrar for the Common Shares in Canada is Odyssey Trust Company at its principal offices in Calgary, Alberta, Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Odyssey Transfer and Trust Company at its principal office in Woodbury, Minnesota.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any director or executive officer of Obsidian Energy, any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associate or affiliate of any such person, in any transaction within Obsidian Energy's three most recently completed financial years or during our current financial year that has materially affected or is reasonably expected to materially affect Obsidian Energy.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a report, valuation, statement or opinion made by such person or company and who is named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations by us during, or related to, our most recently completed financial year, other than GLJ, our independent engineering evaluator (the "Expert"), and KPMG, our auditors.

There were no registered or beneficial interests, direct or indirect, in any securities or other property of Obsidian Energy or of one of our associates or affiliates: (i) held by the Expert or by the "designated professionals" (as defined in Form 51‑102F2 – Annual Information Form) of the Expert, when the Expert prepared the relevant report, valuation, statement or opinion; (ii) received by the Expert or by the "designated professionals" of the Expert, after the preparation of the relevant report, valuation, statement or opinion; or (iii) to be received by the Expert or by the "designated professionals" of the Expert; except with respect to the ownership of our Common Shares, in which case the person's or company's interest in our Common Shares represents less than 1% of our outstanding Common Shares. The foregoing does not include registered or beneficial interests, direct or indirect, held through mutual funds.

KPMG are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

No director, officer or employee of the Expert or KPMG is or is expected to be elected, appointed or employed as a director, officer or employee of Obsidian Energy or of any associate or affiliate of Obsidian Energy.

ADDITIONAL INFORMATION

Additional information relating to Obsidian Energy may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Obsidian Energy's securities and securities authorized for issuance under equity compensation plans, is contained in Obsidian Energy's Information Circular for our most recent annual meeting of securityholders that involved the election of directors. Additional financial information is provided in Obsidian Energy's financial statements and MD&A for our most recently completed financial year.

Any document referred to in this Annual Information Form and described as being filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov (including those documents referred to as being incorporated by reference in this Annual Information Form) may be obtained free of charge from us by contacting our Investor Relations Department by telephone (toll free: 1-888-770-2633) or by email (investor_relations@obsidianenergy.com).

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APPENDIX A-1

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

(Form 51-101F3)

Management of Obsidian Energy Ltd. ("Obsidian Energy") is responsible for the preparation and disclosure of information with respect to Obsidian Energy's oil and natural gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2024, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated Obsidian Energy's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Operations and Reserves Committee of the Board of Directors of Obsidian Energy has:

(a) reviewed Obsidian Energy's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Operations and Reserves Committee of the Board of Directors has reviewed Obsidian Energy's procedures for assembling and reporting other information associated with oil and natural gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Operations and Reserves Committee, approved:

(a) the content and filing with securities regulatory authorities of Form 51‑101F1 containing reserves data and other oil and natural gas information;

(b) the filing of Form 51‑101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Stephen Loukas"	(signed) "Peter Scott"
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
(signed) "Michael Faust"	(signed) "Raymond Crossley"
Director and Chair of the Operations and Reserves Committee	Director and Member of the Operations and Reserves Committee
February 24, 2025

A2-1

APPENDIX A-2

REPORT ON RESERVES DATA

(Form 51-101F2)

To the Board of Directors of Obsidian Energy Ltd. ("Obsidian Energy"):

1. We have evaluated Obsidian Energy's reserves data as at December 31, 2024. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2024, estimated using forecast prices and costs.

2. The reserves data are the responsibility of Obsidian Energy's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook"), maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5. The following table sets forth the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10%, included in the reserves data of Obsidian Energy evaluated by us for the year ended December 31, 2024, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to Obsidian Energy's management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue (millions before income taxes, 10% discount rate)
			Audited	Evaluated	Reviewed	Total
GLJ Ltd.	Reserves Assessment and Evaluation of Canadian Oil and Gas Properties of Obsidian Energy Ltd. (As of December 31, 2024) January 24, 2025	Canada	nil	3,092	nil	3,092

6. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7. We have no responsibility to update our report referred to in paragraph 5 for events and circumstances occurring after the preparation date.

8. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

(signed) "GLJ Ltd." GLJ Ltd. Calgary, Alberta, Canada January 24, 2025

A3-1

APPENDIX A-3

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Our statement of reserves data and other oil and natural gas information dated January 24, 2025 is set forth below (the "Statement"). The effective date of the Statement is December 31, 2024 and the preparation date of the Statement is January 24, 2025. The Report of Management and Directors on Reserves Data and Other Information on Form 51-101F3 and the Report on Reserves Data by GLJ on Form 51-101F2 are attached as Appendices A-1 and A-2, respectively, to this Annual Information Form.

Disclosure of Reserves Data

The reserves data set forth below is based upon an evaluation prepared by GLJ with an effective date of December 31, 2024 contained in the Engineering Report. The reserves data summarizes our oil, natural gas liquids and natural gas reserves and the net present values of future net revenue from these reserves using forecast prices and costs, not including the impact of any hedging activities. The reserves data conforms to the requirements of NI 51‑101. We engaged GLJ to evaluate all of our proved and proved plus probable reserves. See also "Notes to Reserves Data Tables" below.

As at December 31, 2024, all of our proved plus probable reserves are located in Canada, the majority of which are located in Alberta.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

For more information as to the risks involved, see "Risk Factors".

SUMMARY OF OIL AND GAS RESERVES
AS OF DECEMBER 31, 2024
FORECAST PRICES AND COSTS

	RESERVES
	LIGHT AND MEDIUM OIL		HEAVY OIL AND BITUMEN
RESERVES CATEGORY	Gross (MMbbl)	Net (MMbbl)	Gross (MMbbl)	Net (MMbbl)

PROVED
Developed Producing	33	29	15	13
Developed Non-Producing	-	-	1	1
Undeveloped	25	21	11	10
TOTAL PROVED	59	50	27	24

PROBABLE	23	18	20	16
TOTAL PROVED PLUS PROBABLE	81	68	47	40

A3-2

	RESERVES
	CONVENTIONAL NATURAL GAS		COAL BED METHANE		NATURAL GAS LIQUIDS
RESERVES CATEGORY	Gross (Bcf)	Net (Bcf)	Gross (Bcf)	Net (Bcf)	Gross (MMbbl)	Net (MMbbl)

PROVED
Developed Producing	177	169	-	-	8	6
Developed Non-Producing	3	3	-	-	-	-
Undeveloped	117	108	-	-	8	6
TOTAL PROVED	297	280	-	-	16	13

PROBABLE	128	118	-	-	7	5
TOTAL PROVED PLUS PROBABLE	424	398	-	-	22	18

	RESERVES
	TOTAL OIL EQUIVALENT
RESERVES CATEGORY	Gross (MMboe)	Net (MMboe)

PROVED
Developed Producing	85	76
Developed Non-Producing	2	2
Undeveloped	64	55
TOTAL PROVED	151	133

PROBABLE	70	59
TOTAL PROVED PLUS PROBABLE	221	192

SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE AS OF DECEMBER 31, 2024
BEFORE INCOME TAXES DISCOUNTED AT (%/year)

FORECAST PRICES AND COSTS

						Unit Value Before Income Tax Discounted at 10%/year(1)
RESERVES CATEGORY	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)	($/boe)	($/Mcfe)

PROVED
Developed Producing	1,912	1,933	1,622	1,382	1,210	21.32	3.55
Developed Non-Producing	63	51	42	37	33	21.66	3.61
Undeveloped	1,424	900	589	393	263	10.66	1.78
TOTAL PROVED	3,399	2,884	2,253	1,812	1,506	16.91	2.82

PROBABLE	2,342	1,288	839	601	457	14.17	2.36

TOTAL PROVED PLUS PROBABLE	5,741	4,172	3,092	2,414	1,963	16.07	2.68

A3-3

Note:

(1) The unit values are based on net reserve volumes.

SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE AS OF DECEMBER 31, 2024
AFTER INCOME TAXES DISCOUNTED AT (%/year)

FORECAST PRICES AND COSTS

RESERVES CATEGORY	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)

PROVED
Developed Producing	1,873	1,918	1,615	1,380	1,208
Developed Non-Producing	49	44	39	35	32
Undeveloped	1,094	701	462	309	206
TOTAL PROVED	3,016	2,662	2,116	1,724	1,446

PROBABLE	1,824	998	652	470	361

TOTAL PROVED PLUS PROBABLE	4,840	3,660	2,768	2,194	1,807

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2024
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (MM$)	ROYALTIES (MM$)	OPERATING COSTS (MM$)	DEVELOPMENT COSTS (MM$)	ABANDONMENT AND RECLAMATION COSTS (MM$)	FUTURE NET REVENUE BEFORE FUTURE INCOME TAXES (MM$)	FUTURE INCOME TAXES (MM$)	FUTURE NET REVENUE AFTER FUTURE INCOME TAXES (MM$)

Proved Reserves	10,470	1,440	3,322	1,321	988	3,399	383	3,016

Proved Plus Probable Reserves	15,893	2,408	5,027	1,699	1,017	5,741	901	4,840

A3-4

FUTURE NET REVENUE
BY PRODUCTION TYPE
AS OF DECEMBER 31, 2024
FORECAST PRICES AND COSTS

		FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at	UNIT VALUE(3)
RESERVES CATEGORY	PRODUCTION TYPE(4)	10%/year) (MM$)	($/bbl)	($/Mcf)

Proved Reserves	Light and Medium Oil(1)	1,538	17,76	2.96
	Heavy Oil and Bitumen(1)	491	19.27	3.21
	Conventional Natural Gas(2)	224	10.57	1.76
	Non-Conventional Oil and Gas Activities(2)	-	-	-
	TOTAL	2,253	16.91	2.82

Proved Plus Probable	Light and Medium Oil(1)	2,043	17.04	2.84
Reserves	Heavy Oil and Bitumen(1)	757	17.73	2.96
	Conventional Natural Gas(2)	291	9.76	1.63
	Non-Conventional Oil and Gas Activities(2)	-	-	-
	TOTAL	3,092	16.07	2.68

Notes:

(1) Including solution gas and other by-products.

(2) Including by-products but excluding solution gas and by-products from oil wells and non-conventional oil & natural gas activities.

(3) The unit values are based on net reserve volumes.

(4) The Company has not presented information for coal bed methane as it is immaterial (less than 1% of the Company's future net revenue as at December 31, 2024).

Notes to Reserves Data Tables

1. Columns may not add due to rounding.

2. The oil, natural gas liquids and natural gas reserves estimates presented in the Engineering Report are based on the definitions and guidelines contained in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"). A summary of those definitions are set forth below:

Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on:

(a) analysis of drilling, geological, geophysical and engineering data;

(b) the use of established technology; and

(c) specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

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Reserves are classified according to the degree of certainty associated with the estimates.

(d) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(e) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the classification of reserves are provided in the COGE Handbook.

Development and Production Status

Each of the reserves categories (proved and probable) may be divided into developed and undeveloped categories.

(a) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to "individual reserves entities", which refers to the lowest level at which reserves calculations are performed, and to "reported reserves", which refers to the highest level sum of individual entity estimates for which reserves estimates are presented. Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90% probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates are prepared using deterministic methods that do not provide a mathematically derived quantitative measure

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of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. Forecast prices and costs.

NI 51-101 defines "forecast prices and costs" as future prices and costs that are: (i) generally acceptable as being a reasonable outlook of the future; and (ii) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in subparagraph (i).

The forecast cost and price assumptions include increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. The oil, natural gas and natural gas liquids benchmark reference pricing, inflation rates and exchange rates utilized in the Engineering Report are set forth below. The price assumptions set forth below were based on an average of three independent reserve evaluators’ forecasts (GLJ, Sproule Associates Ltd. and McDaniel & Associates Consultants).

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
AS OF DECEMBER 31, 2024
FORECAST PRICES AND COSTS

		OIL		GAS	EDMONTON LIQUIDS PRICES
Year	WTI Cushing Oklahoma ($US/bbl)	Canadian Light Oil Sweet Price 40ºAPI ($Cdn/bbl)	Western Canada Select 20.5ºAPI ($Cdn/bbl)	NATURAL GAS AECO ($Cdn/MMbtu)	Propane ($Cdn/bbl)	Butane ($Cdn/bbl)	Condensates ($Cdn/bbl)	INFLATION RATES(1) %/year	EXCHANGE RATE(2) ($US/$Cdn)
Forecast
2025	71.58	94.79	82.69	2.36	33.56	51.15	100.14	-	0.71
2026	74.48	97.04	84.27	3.33	32.78	49.98	100.72	2.0	0.73
2027	75.81	97.37	83.81	3.48	32.81	50.16	100.24	2.0	0.74
2028	77.66	99.80	85.70	3.69	33.63	51.41	102.73	2.0	0.74
2029	79.22	101.79	87.46	3.76	34.30	52.44	104.79	2.0	0.74
2030	80.80	103.83	89.25	3.83	34.99	53.49	106.86	2.0	0.74
2031	82.42	105.91	91.04	3.91	35.69	54.56	109.00	2.0	0.74
2032	84.06	108.02	92.85	3.99	36.40	55.65	111.19	2.0	0.74
2033	85.75	110.19	94.71	4.07	37.13	56.76	113.41	2.0	0.74
2034	87.46	112.39	96.61	4.15	37.87	57.90	115.69	2.0	0.74
2035	89.21	114.64	98.54	4.24	38.63	59.05	118.01	2.0	0.74
Thereafter	+2%	+2%	+2%	+2%	+2%	+2%	+2%

(1) Inflation rates are used for forecasting prices and costs

(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average actual prices realized, including hedging activities, for the year ended December 31, 2024 were $2.27/Mcf for natural gas, $100.33/bbl for light and medium oil, $70.46/bbl for heavy oil and $48.05/bbl for natural gas liquids.

4. Future Development Costs

The following table sets forth development costs deducted in the estimation of our future net revenue attributable to the reserve categories noted below.

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	Forecast Prices and Costs
Year	Proved Reserves (MM$)	Proved Plus Probable Reserves (MM$)

2025	236	338
2026	286	355
2027	303	347
2028	313	360
2029	183	299
2030 and subsequent	-	-
Total: Undiscounted for all years	1,321	1,699

We currently expect to fund the development costs of our reserves primarily through internally-generated funds flow from operations. There can be no guarantee that funds will be available to develop all of our reserves or that we will allocate funding to develop all of the reserves attributed in the Engineering Report. Failure to develop those reserves would have a negative impact on future production and cash flow and could result in negative revisions to our reserves. The interest and other costs of any external funding are not included in our reserves and future net revenue estimates and would reduce reserves and future net revenue to some degree depending upon the funding sources utilized. We do not currently expect that interest or other funding costs could make development of any of our properties uneconomic.

5. Estimated future abandonment and reclamation costs related to reserve wells and active pipelines and facilities have been taken into account by GLJ in determining the aggregate future net revenue therefrom.

6. The forecast price and cost assumptions assume the continuance of current laws and regulations.

7. All factual data supplied to GLJ was accepted as represented. No field inspection was conducted.

8. The estimates of future net revenue presented in the tables above do not represent fair market value.

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Reconciliations of Changes in Reserves

The following table sets forth the reconciliation of our gross reserves as at December 31, 2024, using forecast price and cost estimates derived from the Engineering Report.

RECONCILIATION OF
COMPANY GROSS RESERVES
BY PRODUCT TYPE
FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL(1)			HEAVY OIL AND BITUMEN(1)			CONVENTIONAL NATURAL GAS(1)
FACTORS	Gross Proved (MMbbl)	Gross Probable (MMbbl)	Gross Proved Plus Probable (MMbbl)	Gross Proved (MMbbl)	Gross Probable (MMbbl)	Gross Proved Plus Probable (MMbbl)	Gross Proved (Bcf)	Gross Probable (Bcf)	Gross Proved Plus Probable (Bcf)

December 31, 2023	57	25	82	14	8	21	292	135	427

Discoveries	-	-	-	-	-	-	-	-	-
Extensions (2)	1	-	1	9	7	16	6	1	8
Infill Drilling (3)	4	-	4	-	-	-	11	-	10
Improved Recovery	-	-	-	-	1	1	-	1	1
Technical Revisions(4)	-	(3)	(2)	1	1	2	14	(7)	7
Acquisitions (5)	-	-	-	6	4	10	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors (6)	1	-	-	1	-	1	-	(2)	(2)
Production (7)	(5)	-	(5)	(3)	-	(3)	(26)	-	(26)

December 31, 2024	59	23	81	27	20	47	297	128	424

	NATURAL GAS LIQUIDS(1)			TOTAL OIL EQUIVALENT(1)
FACTORS	Gross Proved (MMbbl)	Gross Probable (MMbbl)	Gross Proved Plus Probable (MMbbl)	Gross Proved (MMboe)	Gross Probable (MMboe)	Gross Proved Plus Probable (MMboe)

December 31, 2023	14	6	20	133	61	194

Discoveries	-	-	-	-	-	-
Extensions (2)	-	-	-	11	8	19
Infill Drilling (3)	1	-	1	6	-	6
Improved Recovery	-	-	-	-	1	1
Technical Revisions (4)	2	1	3	6	(3)	3
Acquisitions (5)	-	-	-	6	4	10
Dispositions	-	-	-	-	-	-
Economic Factors (6)	-	-	-	2	(1)	1
Production (7)	(1)	-	(1)	(14)	-	(14)

December 31, 2024	16	7	22	151	70	221

Notes:

(1) Columns may not add due to rounding. The Company has not presented information for coal bed methane reserves as it is immaterial (less than 1% of the Company's gross reserves as at December 31, 2024).

(2) Additions to volumes as a result of capital expenditures for step-out drilling in previously discovered reservoirs.

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(3) Additions to volumes as a result of capital expenditures for infill drilling in previously discovered reservoirs that were not drilled as part of an enhanced recovery scheme.

(4) Positive or negative revisions to volume estimates due to new technical data, revised interpretations of previously assigned estimates, performance, capital costs, operating costs, or commodity price offsets.

(5) Additions to volume estimates due to purchasing all or a portion of an interest in oil and gas properties.

(6) Changes to volumes resulting from updates in price forecasts, inflation rates and regulatory changes.

(7) Reductions to volume estimates due to actual production.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Undeveloped reserves are attributed by GLJ in accordance with standards and procedures contained in the COGE Handbook. Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. Undeveloped reserves must fully meet the requirements of the reserves category (proved or probable) to which they are assigned.

In some cases, it will take longer than two years to develop Obsidian Energy's undeveloped reserves. Obsidian Energy plans to develop approximately one-third of the proved undeveloped reserves in the Engineering Report over the next two years and all of the proved undeveloped reserves over the next five years. Obsidian Energy plans to develop approximately one-third of the probable undeveloped reserves in the Engineering Report over the next two years and all of the probable undeveloped reserves over the next five years. There are a number of factors that could result in delayed or cancelled development, including the following: (i) changing economic conditions (due to pricing and/or operating and capital expenditure fluctuations); (ii) changing technical conditions (including production anomalies, such as water breakthrough or accelerated depletion); (iii) multi-zone developments (for instance, a prospective formation completion may be delayed until the initial completion is no longer economic); (iv) a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and (v) surface access issues (including those relating to land owners, weather conditions and regulatory approvals).

Proved Undeveloped Reserves

The following table discloses, for each product type, the gross volumes of proved undeveloped reserves that were first attributed in each of the most recent three financial years.

Year	Light and Medium Oil (MMbbl)		Heavy Oil and Bitumen (MMbbl)		Conventional Natural Gas (Bcf)		NGLs (MMbbl)
	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End

2022	13	25	1	2	50	107	2	5
2023	2	24	4	4	18	114	1	6
2024	6	25	9	11	24	117	1	8

Note:

(1) The Company has not presented information for coal bed methane reserves as it is immaterial (less than 1% of the Company's proved undeveloped reserves as at December 31, 2024).

GLJ has assigned 64 MMboe of proved undeveloped reserves in the Engineering Report under forecast prices and costs, together with $1.3 billion of associated undiscounted future capital expenditures. Proved undeveloped capital spending in the first two forecast years of the Engineering Report accounts for $519 million, or 39%, of the total forecast undiscounted capital expenditures for proved undeveloped reserves. These figures increase to $1.3 billion, or 100%, during the first five years of the Engineering Report. The majority of our proved undeveloped reserves evaluated in the Engineering Report are attributable to future oil development from known pools and enhanced oil recovery projects.

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Probable Undeveloped Reserves

The following table discloses, for each product type, the gross volumes of probable undeveloped reserves that were first attributed in each of the most recent three financial years.

Year	Light and Medium Oil (MMbbl)		Heavy Oil and Bitumen (MMbbl)		Conventional Natural Gas (Bcf)		NGLs (MMbbl)
	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End

2022	11	15	1	2	37	69	1	3
2023	1	15	5	5	17	79	1	4
2024	3	13	10	14	11	75	-	4

Note:

(1) The Company has not presented information for coal bed methane reserves as it is immaterial (less than 1% of the Company's probable undeveloped reserves as at December 31, 2024).

GLJ has assigned 44 MMboe of probable undeveloped reserves in the Engineering Report under forecast prices and costs, together with $378 million of associated undiscounted future capital expenditures. Probable undeveloped capital spending in the first two forecast years of the Engineering Report accounts for 171 million, or 45%, of the total forecast undiscounted future capital expenditures for probable undeveloped reserves. These figures increase to $378 million, or 100%, during the first five years of the Engineering Report. The probable undeveloped reserves evaluated in the Engineering Report are primarily associated with proved undeveloped reserve assignments but have a less likely probability of being recovered than such associated proved undeveloped reserve assignments.

Significant Factors or Uncertainties Affecting Reserves Data

The development schedule for our undeveloped reserves is based on forecast price assumptions for the determination of economic projects. The actual market prices for oil and natural gas may be significantly lower or higher resulting in some projects being delayed or accelerated, as the case may be. See "Risk Factors".

We do not anticipate that any significant economic factors or other significant uncertainties will affect any particular components of our reserves data. However, our reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond our control.

Additional Information Concerning Abandonment and Reclamation Costs

GLJ's forecast of abandonment and reclamation costs for all wells with reserves assigned are included in their report and therefore in their estimate of future net revenue. Abandonment and reclamation costs associated with active wells which have no reserves assigned, and for Company-owned facilities and pipelines are also included for the purpose of calculating GLJ’s estimated of future net revenue. For further information on our decommissioning liability, refer to Note 8 to our audited consolidated financial statements as at and for the year ended December 31, 2024 which have been filed on SEDAR+ at www.sedarplus.ca. The following table sets forth abandonment and reclamation costs deducted in the estimation of future net revenue on a proved plus probable basis in the Engineering Report.

As at December 31, 2024, we had 4,271 net wells for which we expect to incur abandonment and reclamation costs. The Engineering Report deducted $1,017.2 million (undiscounted) and $36 million (10% discount) in the Total Proved plus Probable category for abandonment and reclamation costs for all of our facilities, pipelines and wells, including those without reserves.

The net present value of future net revenue attributable to reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures and well abandonment costs for only those wells assigned reserves by GLJ.

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OTHER OIL AND GAS INFORMATION

Description of Our Properties, Operations and Activities in Our Major Operating Regions

Introduction

Obsidian Energy participates in the exploration for, and the development and production of, oil and natural gas principally in western Canada. Our portfolio of properties as at December 31, 2024, includes both unitized and non-unitized light oil, heavy oil and natural gas production. In general, the properties contain long-life, low-decline-rate reserves and include interests in several major oil and gas fields. As at December 31, 2024, the majority of our proved plus probable reserves are located in Alberta, Canada.

Major Operating Regions

Our production and reserves are attributed to approximately 34 producing properties. The Company’s Willesden Green property accounts for 32% of our total proved plus probable Company Interest reserves; no other property is above 12%. Obsidian Energy’s capital investments are currently focused on light-oil development in the Cardium and Viking and heavy-oil development in Peace River.

The following map illustrates Obsidian Energy’s major operating regions as at December 31, 2024.

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The following is a description of our principal oil and natural gas properties and related operations and activities as at December 31, 2024. Information in respect of gross and net acres and well counts are as of December 31, 2024 and information in respect of production is for the year ended December 31, 2024, except where indicated otherwise. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Peace River Development Area (Heavy Oil)

The Peace River development area is a heavy oil play located in Northwestern Alberta. At December 31, 2024, Obsidian Energy had approximately 691 net sections of developed and undeveloped land in the area. In 2024, the Company completed development activity in the area with 24.0 (24.0 net) operated Bluesky wells drilled, 18 (18.0) operated wells drilled in the Clearwater and four oil sands exploration wells, which resulted in approximately $259.4 million of capital expenditures. In 2025, the Company anticipates a high pace of development in our Bluesky and Clearwater plays as well as executing our exploration/appraisal program to further delineate our extensive Peace River land position.

Cardium (Willesden Green/Pembina) Development Area (Light Oil)

The Cardium development play is located in West Central Alberta and extends over 300 kilometers from Calgary to Grande Prairie, Alberta. At December 31, 2024, Obsidian Energy was the largest land owner in the Cardium play, holding approximately 435 net sections of developed and undeveloped land with Cardium rights. The Company’s holdings in the area include significant interests within the core of the play, particularly in the Willesden Green and Pembina areas. Total 2024 capital expenditures were $158.6 million resulting in 8 (7.7 net) operated wells drilled in Willesden Green and 10 (9.7 net) operated wells drilled in Pembina. Additionally, the Company participated in an active non-operated drilling program in Pembina.

Subsequent to December 31, 2024, on February 19, 2025, the Company announced that we had entered into a PSA with InPlay to dispose of our Pembina assets for proceeds of $320.0 million, subject to closing and other adjustments provided for in the PSA. The transaction includes all the Company's assets in Pembina, with the exception of our non-operated interest in Pembina Cardium Unit #11 which we retain. The transaction has an effective date of December 1, 2024, and is expected to close early in the second quarter of 2025, subject to InPlay shareholder approval, all necessary regulatory and other approvals and the satisfaction of other customary closing conditions.

In 2025, Cardium activity will continue in the Willesden Green area as we execute our strategy of continuing investment in our light oil business to maintain production while expecting to generate significant free cash flow to be utilized in our heavy oil business.

Viking Development Area (Light Oil)

The Viking development area is located in Eastern Alberta along the Alberta/Saskatchewan border. At December 31, 2024, Obsidian Energy had approximately 129 net sections of developed and undeveloped land in the play. Total 2024 capital expenditures were approximately $6.2 million resulting predominately related to facility work.

Additional Information

None of our important properties, plants, facilities or installations are subject to any material statutory or other mandatory relinquishments, surrenders, back-ins or changes in ownership.

We do not have any important properties to which reserves have been attributed and which are capable of producing but which are not producing.

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The primary components of our programs are described above under the heading “Major Operating Regions”. See also “Description of our Business – General Development of the Business –2025 Developments – 2025 Outlook and Guidance”.

Oil and Gas Wells

The following table sets forth the number and status of wells in which we had a working interest as at December 31, 2024.

	Producing				Non-Producing		Total
	Oil		Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta	1,744	1,450	356	252	3,115	2,551	5,215	4,253
Northwest Territories	-	-	-	-	40	6	40	6
British Columbia	-	-	-	-	4	1	4	1
Saskatchewan	-	-	-	-	4	2	4	2
USA	-	-	-	-	25	9	25	9
Total	1,744	1,450	356	252	3,188	2,569	5,288	4,271

Note:

(1) Total well counts differ from the well count provided under “Additional Information Concerning Abandonment and Reclamation Costs” as the table excludes water disposal, water source and injector wells.

Properties with no Attributed Reserves

The following table sets out the unproved properties in which we had an interest as at December 31, 2024.

	Unproved Properties (thousands of acres)
	Gross	Net

Alberta	319	317
Northwest Territories	1	-
Total	320	317

We currently have no material work commitments on these lands. The primary lease or extension term on approximately 15,040 net acres of unproved property is scheduled to expire by December 31, 2025. The right to explore, develop and exploit these leases will be surrendered unless we qualify them for continuation based on production, drilling or technical mapping.

Significant Factors or Uncertainties Relevant to Properties with No Attributed Reserves

The development of properties with no attributed reserves can be affected by a number of factors including, but not limited to, project economics, forecasted price assumptions, cost estimates, well type expectations and access to infrastructure. These and other factors could lead to the delay or the acceleration of projects related to these properties.

Tax Horizon

The most important variables that will determine the level of cash taxes incurred by us in a given year will be the price of oil and natural gas, our capital spending levels, the nature and extent of acquisition and disposition activities and the amount of tax pools available to us. We currently estimate that we will not be required to pay income taxes for at least 10 years. However, if oil and natural gas prices were to strengthen beyond the levels anticipated by the current forward market, our tax pools would be utilized more quickly, and we may experience higher than expected cash taxes or payment of such taxes in an earlier time period. However, we emphasize that it is difficult to give guidance on future taxability as we operate within an industry where various factors constantly change our outlook, including factors such as acquisitions, divestments, capital spending levels, operating cost levels and commodity price changes.

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Capital Expenditures

The following table summarizes capital expenditures related to our activities for the year ended December 31, 2024, irrespective of whether such costs were capitalized or charged to expense when incurred.

2024 MM$

Property Acquisition Costs
Proved Properties	83.4
Unproved Properties	0.5
Exploration Costs	-
Development Costs	341.8
Corporate Costs	0.8
Total Capital Expenditures	426.5
Change in decommissioning liability estimate	22.7
Corporate Acquisitions	-
Total Expenditures	449.2

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells that we participated in during the year ended December 31, 2024. See "Other Oil and Gas Information – Description of Our Properties, Operations and Activities in Our Major Operating Regions" for a description of the Company's current and proposed exploration and development activities.

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Oil	-	-	73	64.8
Gas and condensate	-	-	4	0.9
Service	-	-	-	-
Injectors/Stratigraphic test	-	-	7	5.9
Dry hole	-	-	-	-
Total	-	-	84	71.6

Production Estimates

The following table sets out the volume of our production estimated for the year ended December 31, 2025, which is reflected in the estimates of gross proved reserves and gross probable reserves disclosed in the tables contained under “Disclosure of Reserves Data” above.

	Light and Medium Oil		Heavy Oil and Bitumen		Total Natural Gas		Natural Gas Liquids		Total Oil Equivalent
	(bbl/d)		(bbl/d)		(Mcf/d)		(bbl/d)		(boe/d)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved Developed Producing	11,157	9,308	9,511	7,886	61,883	59,405	2,677	2,025	33,660	29,130
Proved Developed Non-Producing	47	45	879	798	570	545	17	12	1,039	946
Proved Undeveloped	1,448	1,366	3,078	2,890	3,220	3,056	206	194	5,268	4,960
Total Proved	12,652	10,719	13,468	11,574	65,673	63,005	2,900	2,232	39,967	35,036
Total Probable	1,144	971	2,787	2,557	2,844	2,714	127	103	4,532	4,083
Total Proved Plus Probable	13,796	11,690	16,256	14,131	68,517	65,719	3,026	2,335	44,498	39,119

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Note:

(1) The Company has not presented information for coal bed methane production as it is immaterial (less than 1% of the Company's estimated production for 2025).

The Company notes that our Willesden Green property (located in the Cardium development area) accounts for approximately 26% of the estimated Company Interest production on a total proved plus probable basis in 2025. No other field (being a defined geographical area consisting of one or more pools) accounts for more than 10% of the estimated Company Interest production on a total proved plus probable basis disclosed above. For more information, see "Other Oil and Gas Information – Description of Our Properties, Operations and Activities in Our Major Operating Regions".

Production History

The following table summarizes certain information in respect of our share of average gross daily production volumes, average net product prices received, royalties paid, production costs, transportation costs, risk management contracts loss (gain), and resulting netbacks for the periods indicated below:

	Quarter Ended 2024				Year Ended
	March 31	June 30	September 30	December 31	December 31, 2024
Share of Average Gross Daily Production
Light and Medium Oil (bbl/d)	13,079	13,782	13,722	13,271	13,463
Heavy Oil (bbl/d)	6,748	7,026	10,624	11,621	9,016
Conventional Natural Gas (Mcf/d)	69,775	70,635	73,316	72,295	71,512
NGLs (bbl/d)	2,783	3,193	3,148	3,176	3,077
Combined (boe/d)	34,238	35,773	39,714	40,119	37,474

Average Net Production Prices Received
Light and Medium Oil ($/bbl)	94.82	107.61	100.09	96.95	99.95
Heavy Oil ($/bbl)	60.39	79.73	73.73	67.70	70.46
Conventional Natural Gas ($/Mcf)	2.38	1.33	0.86	1.53	1.52
NGLs ($/bbl)	50.43	48.92	48.92	44.27	48.05
Combined ($/boe)	57.07	64.11	59.77	57.94	59.70

Royalties Paid
Light and Medium Oil ($/bbl)	13.72	17.04	14.86	15.16	15.21
Heavy Oil ($/bbl)	6.46	9.04	9.06	8.38	8.35
Conventional Natural Gas ($/Mcf)	0.07	0.01	(0.01)	0.09	0.04
NGLs ($/bbl)	4.73	(0.27)	2.85	3.10	2.53
Combined ($/boe)	7.05	8.34	7.77	7.85	7.76

Production Costs(1)(2)
Light and Medium Oil ($/bbl)	23.40	22.75	24.11	22.77	23.26
Heavy Oil ($/bbl)	20.00	19.38	14.68	19.50	18.14
Conventional Natural Gas ($/Mcf)	0.51	0.64	0.80	0.40	0.59
NGLs ($/bbl)	-	-	-	-	-
Combined ($/boe)	13.91	13.83	13.74	13.91	13.85

Transportation
Light and Medium Oil ($/bbl)	2.77	3.17	3.25	3.81	3.25
Heavy Oil ($/bbl)	9.98	9.32	7.80	8.08	8.59
Conventional Natural Gas ($/Mcf)	0.20	0.21	0.20	0.19	0.20
NGLs ($/bbl)	6.25	7.75	7.85	7.65	7.41
Combined ($/boe)	3.95	4.15	4.19	4.55	4.22

Risk Management Contracts Loss (Gain)
Light and Medium Oil ($/bbl)	0.04	0.30	(0.84)	(1.00)	(0.38)
Heavy Oil ($/bbl)	0.00	0.00	0.00	0.00	0.00
Conventional Natural Gas ($/Mcf)	(0.61)	(0.67)	(1.01)	(0.71)	(0.75)
NGLs ($/bbl)	0.00	0.00	0.00	0.00	0.00
Combined ($/boe)	(1.24)	(1.20)	(2.16)	(1.62)	(1.58)

A3-16

	Quarter Ended 2024				Year Ended
	March 31	June 30	September 30	December 31	December 31, 2024

Netback Received(3)
Light and Medium Oil ($/bbl)	54.89	64.35	58.71	56.21	58.61
Heavy Oil ($/bbl)	23.95	41.99	42.19	31.74	35.38
Conventional Natural Gas ($/Mcf)	2.21	1.14	0.88	1.56	1.44
NGLs ($/bbl)	39.45	41.44	38.22	33.52	38.11
Combined ($/boe)	33.40	38.99	36.23	33.25	35.45

Notes:

(1) Production costs or net operating costs are comprised of direct costs incurred to operate both oil and gas wells and include processing fees and road use recoveries. A number of assumptions are required to allocate these costs between oil, conventional natural gas and natural gas liquids production. Note that the Light and Medium Oil category include costs associated with NGL’s as well as associated natural gas costs which can be a by-product on our Light and Medium oil wells.

(2) Operating overhead recoveries associated with operated properties are charged to operating costs and accounted for as a reduction to general and administrative costs.

(3) Netbacks are calculated by subtracting royalties, net operating expenses, transportation costs and realized losses/gains on risk management contracts from sales (being production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties).

(4) The Company has not presented information for coal bed methane production as it is immaterial (less than 1% of the Company's annual production for 2024).

During the year ended December 31, 2024, Obsidian Energy produced 13.7 MMboe, comprised of 4.9 MMbbl of light and medium oil, 3.3 MMbbl of heavy oil, 26.2 Bcf of conventional natural gas and 1.1 MMbbl of natural gas liquids.

Marketing Arrangements

Our marketing approach incorporates the following primary objectives:

• Ensure security of market and avoid production shut-ins due to marketing constraints by dealing with end-users or regionally strategic counterparties wherever possible.

• Ensure competitive pricing by managing pricing exposures through a portfolio of various terms and geographic basis.

• Ensure optimization of netbacks through careful management of transportation obligations, facility utilization levels, blending opportunities and emulsion handling.

• Ensure protection of our receivables by, whenever possible, dealing only with credit worthy counterparties who have been subjected to regular credit reviews.

Oil and Liquids Marketing

Of our liquids production in 2024, approximately 53% was light and medium oil, 35% was conventional heavy oil and 12% was NGLs. In regard specifically to oil, our average quality was 27 degrees API, which was comprised of an average quality for our light and medium oil of 38 degrees API and an average quality for our conventional heavy oil of 11 degrees API. To reduce risk, we market the majority of our production to large credit-worthy counterparties or end-users on varying term contracts. Where possible we aggregate our oil on pipelines and sell on a stream basis to maximize flexibility and reduce incremental costs. We actively manage our heavy oil sales by finding opportunities to optimize netbacks through ongoing evaluation of both pipeline and rail sales opportunities based on market conditions.

A3-17

The following table summarizes the net product price received for our production of conventional light and medium oil (including NGLs) and our conventional heavy oil, before adjustments for hedging activities, for the periods indicated:

	2024			2023			2022
	Light and Medium Oil	Heavy Oil	NGLs	Light and Medium Oil	Heavy Oil	NGLs	Light and Medium Oil	Heavy Oil	NGLs
Quarter Ended	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)

March 31	94.82	60.39	50.43	101.51	44.98	59.37	117.96	84.77	68.09
June 30	107.61	79.73	48.92	96.92	61.63	50.45	139.88	106.18	82.93
September 30	100.09	73.73	48.92	109.56	80.14	49.71	118.66	81.78	69.12
December 31	96.95	67.70	44.27	100.38	58.53	55.65	110.45	62.19	64.33

Natural Gas Marketing

In 2024, we received an average price from the sale of conventional natural gas, before adjustments for hedging activities, of $1.52 per mcf compared to $2.98 per mcf realized in 2023. We continue to maintain a significant weighting to the Alberta market which is one of the largest and most liquid market hubs in North America.

We continue to conservatively manage our transportation costs. Transportation on all pipelines is closely balanced to supply, and market commitments.

Forward Contracts

We are exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. In accordance with policies approved by our Board of Directors, the Company may, from time to time, manage these risks through the use of swaps or other financial instruments up to a maximum of 50% of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25%, net of royalties, for one additional year thereafter. Risk management limits included in Obsidian Energy’s policies may be exceeded with specific approval from the Board of Directors, these additional approvals are outlined below:

Oil

• Hedge up to 50% of oil volumes net of royalties on a rolling 15-month period, with up to 80% in the prompt three months.

Natural Gas

• Hedge up to 50% of natural gas volumes net of royalties on a rolling 15-month period, with up to 80% in the prompt three months.

Oil Differentials

• Hedge up to 80% of WCS oil differential to WTI for 2025.

We are also exposed to losses in the event of default by the counterparties to these derivative instruments. We manage this risk by diversifying our hedging portfolio among a number of counterparties, primarily parties within our banking syndicate, whom we consider to be financially sound.

A3-18

As at December 31, 2024, we were not bound by any agreement (including a transportation agreement), directly or through an aggregator, under which we may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil or natural gas, except for agreements disclosed by us in Note 9 to our audited consolidated financial statements as at and for the year ended December 31, 2024 which have been filed on SEDAR+ at www.sedarplus.ca.

Our transportation obligations and commitments for future physical deliveries of oil and conventional natural gas do not exceed our expected related future production from our proved reserves, estimated using forecast prices and costs, as disclosed herein.

APPENDIX B

MANDATE OF THE AUDIT COMMITTEE

1. PURPOSE

The purpose of the Audit Committee (the "Committee") of the board of directors (the "Board") of Obsidian Energy Ltd. ("Obsidian Energy" or the “Company”) is to assist the Board in fulfilling its responsibility for oversight of the integrity of Obsidian Energy's consolidated financial statements, Obsidian Energy's compliance with legal and regulatory requirements, the qualifications and independence of Obsidian Energy's independent auditors, and the performance of Obsidian Energy's internal audit function, if any.

The objectives of the Committee are as follows:

(a) To assist the Board in meeting its responsibilities (especially for accountability) in respect of the preparation and disclosure of the consolidated financial statements of Obsidian Energy and related matters;

(b) To provide an open avenue of communication between directors, management and independent auditors;

(c) To assist the Board in meeting its responsibilities regarding the oversight of the independent auditor's qualifications and independence;

(d) To assist the Board in meeting its responsibilities regarding the oversight of the credibility, integrity and objectivity of financial reports;

(e) To strengthen the role of the non-management directors by facilitating discussions between directors on the Committee, management and independent auditors;

(f) To assist the Board in meeting its responsibilities regarding the oversight of the performance of Obsidian Energy's independent auditors and internal audit function (if any);

(g) To assist the Board in meeting its responsibilities regarding the oversight of Obsidian Energy's compliance with legal and regulatory requirements;

(h) To assist the Board by monitoring the effectiveness and integrity of the Corporation's financial reporting systems, management information systems and internal control systems; and

(i) To oversee the accounting and financial reporting processes of Obsidian Energy and the audits of the financial statements of Obsidian Energy.

2. SPECIFIC DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board, the Committee will perform the following duties:

(a) Satisfy itself on behalf of the Board that the Company's internal control systems are sufficient to reasonably ensure that:

(i) controllable, material business risks are identified, monitored and mitigated where it is determined cost effective to do so;

(ii) internal controls over financial reporting are sufficient to meet the requirements under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings and the United States Securities Exchange Act of 1934, as amended, and

(iii) to oversee the Company’s information security (including cybersecurity) policies and procedures and receive reports from management at least annually on its activities to protect the Company from information security (including cybersecurity) risks, ensuring compliance with legal, ethical and regulatory requirements.

(b) Review the annual and interim financial statements, management's discussion and analysis and earnings press releases of the Company prior to their submission to the Board for approval and public disclosure. The process should include, but not be limited to:

(i) review of changes in accounting principles, or in their application, which may have a material impact on the current or future years' financial statements;

(ii) review of significant accruals, reserves or other estimates such as the impairment calculation of long-life assets;

(iii) review of accounting treatment of unusual or non-recurring transactions;

(iv) review of compliance with covenants under loan agreements;

(v) review of asset retirement obligations recommended by the Operations and Reserves Committee;

(vi) review of disclosure requirements for commitments and contingencies;

(vii) review of adjustments raised by the independent auditors, whether or not included in the financial statements;

(viii) review of unresolved differences between management and the independent auditors, if any;

(ix) review of reasonable explanations of significant variances with comparative reporting periods; and

(x) determination through inquiry if there are any related party transactions and ensure the nature and extent of such transactions are properly accounted for and if appropriate, disclosed.

(c) Review, discuss and recommend for approval by the Board the annual and interim financial statements and related information included in prospectuses, management discussion and analysis, information circular-proxy statements and annual information forms (including the related U.S. forms), prior to recommending Board approval.

(d) Discuss Obsidian Energy's interim results press releases, as well as financial information and earnings guidance provided to analysts and rating agencies (provided that the Committee is not required to review and discuss investor presentations that do not contain financial information or earnings guidance that has not previously been generally disclosed to the public).

(e) With respect to the appointment of independent auditors by the Board, the Committee shall:

(i) on an annual basis, receive from the auditors, and review and discuss with the auditors a formal written statement delineating all relationships the auditors have with Obsidian Energy consistent with PCAOB Rule 3526; discuss with the auditors any disclosed relationships or services that may impact the objectivity and independence of the auditors; take, or recommend that the Board take, appropriate action to oversee the independence of the auditors; determine the auditors’ independence, ensure the rotation of partners on the audit engagement team in accordance with applicable law; and, in order to ensure continuing auditor independence, consider the rotation of the audit firm itself;

(ii) in its capacity as a committee of the Board, be directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors engaged for the purpose of preparing or issuing an auditors' report or performing other audit, review or attest services for Obsidian Energy, including the resolution of disagreements between management and the independent auditor regarding financial reporting, and the independent auditors shall report directly to the Committee;

(iii) review and evaluate the performance of the lead partner of the independent auditors;

(iv) review the basis of management's recommendation for the appointment of independent auditors and recommend to the Board appointment of independent auditors;

(v) review the terms of engagement and the overall audit plan (including the materiality levels to be applied) of the independent auditors, including the appropriateness and reasonableness of the auditors' fees;

(vi) when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(vii) review and pre-approve any audit and permitted non-audit services to be provided by the independent auditors' firm and consider the impact on the independence of the auditors.

(f) The Committee may delegate to one or more Committee members (the "Delegate") authority to pre-approve non-audit services in satisfaction of 2(e)(vii) above, subject to the fee restriction below. If such delegation occurs, the pre-approval of non-audit services by the Delegate, must be presented to the Committee at its first scheduled meeting following such pre-approval and the member(s) comply with such other procedures as may be established by the Committee from time to time. The fees for such non-audit services shall not exceed $100,000, either individually or in the aggregate, for a particular financial year without the approval of the Committee.

(g) At least annually, obtain and review the report by the independent auditors describing the independent auditors' internal quality control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditors, and any steps taken to deal with any such issues.

(h) Review with the independent auditors (and internal auditors, if any) their assessment of the internal controls of the Company, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee shall also review annually with the independent auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of Obsidian Energy and its subsidiaries.

(i) At least annually, obtain and review a report by the independent auditors describing (i) all critical accounting policies and practices used by Obsidian Energy, (ii) all alternative accounting treatments of financial information within IFRS related to material items that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the accounting firm, and (iii) other material written communications between the accounting firm and management of Obsidian Energy.

(j) Obtain assurance from the independent auditors that disclosure to the Committee is not required pursuant to the provisions of the United States Securities Exchange Act of 1934, as amended, regarding the discovery by the independent auditors of illegal acts.

(k) Review, set and approve hiring policies relating to current and former staff of current and former independent auditors.

(l) Review all public disclosure containing financial information before release (provided that the Committee is not required to review investor presentations that do not contain financial information or earnings guidance that has not previously been generally disclosed to the public).

(m) Review all pending significant litigation to ensure the accounting for and the related disclosures are sufficient and appropriate.

(n) Satisfy itself that adequate procedures are in place for the review of Obsidian Energy's public disclosure of financial information extracted or derived from Obsidian Energy's financial statements and periodically assess the adequacy of those procedures.

(o) Review and discuss major financial risk exposures and the steps management has taken to monitor and control such exposures.

(p) Establish procedures independent of management for:

(i) the receipt, retention and treatment of complaints received by Obsidian Energy regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of Obsidian Energy of concerns regarding questionable accounting or auditing matters.

(q) Review any other matters required by law, regulation or stock exchange requirement, or that the Committee feels are important to its mandate or that the Board chooses to delegate to it.

(r) Establish, review and update periodically a Code of Business Conduct and Ethics and ensure that management has established systems to enforce these codes.

(s) Review management's monitoring of Obsidian Energy's compliance with the organization's Code of Business Conduct and Ethics.

(t) Review and discuss with the Chief Executive Officer, the Chief Financial Officer and the independent auditors, the matters required to be reviewed with those persons in connection with any certificates required by applicable laws, regulations or stock exchange requirements to be provided by the Chief Executive Officer and the Chief Financial Officer.

(u) Review and discuss major issues regarding accounting principles and financial statement presentations, including any significant changes in Obsidian Energy’s selection or application of accounting principles.

(v) Review and discuss major issues as to the adequacy of Obsidian Energy’s internal controls and any special audit steps adopted in light of material control deficiencies.

(w) Review and discuss analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements.

(x) Review and discuss the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on Obsidian Energy’s financial statements.

(y) Review and discuss the type and presentation of information to be included in earnings press releases, paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information.

(z) Annually review and reassess the adequacy of the Committee's Mandate and the Committee Chair’s Terms of Reference and recommend any proposed changes to the Board for consideration.

(aa) Review and/or approve any other matters specifically delegated to the Committee by the Board

3. KNOWLEDGE & EDUCATION

(a) Committee members shall be "financially literate" within the meaning of National Instrument 52-110 Audit Committees ("NI 52-110"), and at least one member shall be “financially sophisticated” within the meaning of Section 803(B)(2)(a)(iii) of the NYSE American Company Guide. The Committee members should have or obtain sufficient knowledge of Obsidian Energy's financial and audit policies and procedures to assist in providing advice and counsel on related matters. Members shall be encouraged as appropriate to attend relevant educational opportunities at the expense of Obsidian Energy.

4. COMPOSITION

(a) Committee members shall be appointed and removed by the Board and the Committee shall be composed of three directors of Obsidian Energy or such greater number as the Board may from time to time determine. Provided the Board Chair is an "independent" director as contemplated in subparagraph 4(b) below, the Board Chair shall be a non-voting ex officio member of the Committee, subject to subparagraph 5(e) below.

(b) Each member of the Committee shall be an "independent" director in accordance with the definition of "independent" in (a) NI 52-110 Audit Committees, (b) Sections 803(A) and 803(B)(2) of the NYSE American Company Guide and (c) Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended, and in accordance with all other applicable securities laws or rules of any stock exchange on which Obsidian Energy’s securities are listed for trading.

(c) All of the members of the Committee must be "financially literate" within the meaning of NI 52-110 (unless the Board has determined to rely on an applicable exemption therefrom), and each member of the Committee shall be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. In addition, at least one member of the Committee shall be “financially sophisticated” within the meaning of Section 803(B)(2)(a)(iii) of the NYSE American Company Guide.

(d) In connection with the appointment of the members of the Committee, the Board will determine whether any proposed nominee for the Committee serves on the audit committees of more than three public companies. To the extent that any proposed nominee for membership on the Committee serves on the audit committees of more than three public companies, the Board will make a determination as to whether such simultaneous services would impair the ability of such member to effectively serve on the Company's Audit Committee and will disclose such determination in Obsidian Energy's annual management proxy circular and annual report on Form 40-F filed with the United States Securities and Exchange Commission.

(e) The Board shall appoint the Chair of the Committee from among the Committee members.

5. MEETINGS

(a) The Committee shall meet at least quarterly at the call of the Committee Chair. The Committee Chair may call additional meetings as required. In addition, a meeting may be called by the Board Chair, the Chief Executive Officer, the Chief Financial Officer or any member of the Committee.

(b) As part of its job to foster open communication, the Committee shall meet at least annually with management, internal auditors (if any) and the independent auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee shall meet with the independent auditors and management quarterly to review Obsidian Energy’s interim financials. The Committee shall also meet with management and independent auditors on an annual basis to review and discuss Obsidian Energy's annual financial statements and the management's discussion and analysis of financial conditions and results of operations.

(c) Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by other electronic means of communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting. A member may, in any manner, waive notice of the meeting. Attendance of a member at a meeting shall constitute waiver of notice.

(d) Agendas, with input from management and the Committee Chair, shall be circulated by the Committee Secretary to Committee members and relevant members of management along with appropriate meeting materials and background reading on a timely basis prior to Committee meetings.

(e) A quorum shall be a majority of the members of the Committee present in person or by telephone or video conference or by other electronic or communication medium or by a combination thereof. If an independent ex officio non-voting member's presence is required to attain a quorum, then such member shall be a voting member of the Committee for such meeting.

(f) The Committee Chair shall be a full voting member of the Committee. If the Committee Chair is unavailable or unable to attend a meeting of the Committee, the Committee Chair shall ask another member to chair the meeting, failing which a member of the Committee present at the meeting shall be chosen to preside over the meeting by a majority of the members of the Committee present at such meeting. The Chair of any Committee meeting (including, without limitation, any Chair selected in accordance with the foregoing) shall have a casting vote in the event of a tie on any matter upon which the Committee votes during such meeting.

(g) Members of the Company's management and such other Company staff as are appropriate to provide information to the Committee shall be available to attend meetings upon invitation by the Committee. The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee; however, independent directors, including the Board Chair, shall always have the right to be present. As part of each Committee meeting the Committee members will also meet "in-camera" without any members of management present, and in the Committee's discretion, without any other members of the Board who are not Committee members present.

(h) The secretary to the Committee (the "Committee Secretary") will be either the Corporate Secretary of Obsidian Energy or his/her designate. The Committee Secretary shall record minutes of the meetings of the Committee, which shall be reviewed and approved by the Committee and maintained with Obsidian Energy's records by the Committee Secretary. The Committee shall report its activities and proceedings to the Board by oral or written report at the next Board meeting and by distributing the minutes of its meetings. Supporting schedules and information reviewed by the Committee shall be available for examination by any Director.

6. RESOURCES

(a) The Committee may retain special independent legal, accounting, financial or other consultants or advisors as it determines necessary to carry out its duties, to advise the Committee at the Company's expense and shall have sole authority to retain and terminate any such consultants or advisors and to approve any such consultant's or advisor's fees and retention terms, and at the expense of the Company.

(b) The Committee shall have access to Obsidian Energy's senior management and documents as required to fulfill its responsibilities and shall be provided with the resources necessary to carry out its responsibilities.

(c) The Committee shall have the authority to investigate any financial activity of Obsidian Energy and to communicate directly with the internal auditors (if any) and independent auditors. All employees are to cooperate as requested by the Committee.

(d) Obsidian Energy shall provide for appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of: (i) compensation to any auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Obsidian Energy; (ii) compensation to any advisors employed by the Committee under paragraph 6(a) above; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties

7. DELEGATION

The Committee may delegate from to time to any person or committee of persons any of the Committee's responsibilities that are permitted to be delegated to such person or committee in accordance with applicable laws, regulations and stock exchange requirements.

8. STANDARDS OF LIABILITY

(a) Nothing contained in this Mandate is intended to expand applicable standards of liability under statutory, regulatory or other legal requirements for the Board or members of the Committee. The purposes and responsibilities outlined in this Mandate are meant to serve as guidelines rather than inflexible rules and the Committee may adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities, subject to applicable statutory, regulatory and other legal requirements.

(b) The duties and responsibilities of a member of the Committee are in addition to those duties set out for a member of the Board.